
10010034



Focused on Growth and Sustainability

GREIF

2009 Annual Report



FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share amounts)

As of and for the years ended October 31,		2009		2008		2007
Net sales	$	2,792,217	$	3,790,531	$	3,331,597
Net income	$	132,433	$	234,354	$	156,368
Diluted earnings per share:						
Class A Common Stock	$	2.28	$	3.99	$	2.65
Class B Common Stock	$	3.42	$	6.04	$	4.04
Dividends per share:						
Class A Common Stock	$	1.52	$	1.32	$	0.92
Class B Common Stock	$	2.27	$	1.97	$	1.37
Market price at year end:						
Class A Common Stock	$	53.52	$	40.58	$	63.60
Class B Common Stock	$	48.20	$	33.59	$	58.51
Working capital	$	271,664	$	250,849	$	192,875
Total assets	$	2,812,510	$	2,745,898	$	2,652,711
Long-term debt	$	721,108	$	673,171	$	622,685
Shareholders' equity	$	1,092,573	$	1,055,811	$	999,912
Cash flows from operating activities	$	266,524	$	139,836	$	392,001
Capital expenditures and acquisitions	$	216,487	$	245,539	$	461,529
Cash dividends paid	$	87,957	$	76,524	$	53,335


LAND MANAGEMENT
SUSTAINABILITY
SUSTAINABLE FORESTRY INITIATIVE
Certified Chain of Custody
100% Post-Consumer Recycled
World Business Council for
Sustainable Development
INDUSTRIAL PACKAGING
PAPER PACKAGING

TABLE OF CONTENTS

TO OUR SHAREHOLDERS



Michael J. Gasser
Chairman and
Chief Executive Officer

2009 was among the most difficult and challenging years in Greif's 132-year history.

While Greif has faced difficulties in the past because of changing economic cycles, limited business visibility, volatile raw material costs or uncertain market conditions, the year included all of those factors simultaneously on a global scale.

2009 was also among the most rewarding years in our history.

This was the year when all Greif associates came together as a team to make a difference. Everyone from the factory floor to the Board Room focused on fighting the fallout of the global recession. And due to their outstanding efforts, we had a better year.

I am proud of our team's swift, comprehensive and effective response to the unprecedented challenges of the year. With our results, we showed once more that Greif is a company committed to delivering on its promises.

With our collective response to the challenges, and our solid results given the circumstances, I believe we differentiated ourselves significantly from others inside our industry and out. As challenging as it was, 2009 made us a better company.

The fiscal year began with an economic meltdown that swept the entire globe in a matter of days. No one seemed to be immune from its consequences, including our customers and their customers as well. Our orders dropped precipitously beginning in October 2008 (the end of our fiscal year 2008) and we adapted quickly.

We announced our 2009 plans early in December 2008, which included $100 million of contingency actions to reduce the impact from expectations of lower net sales for the year. In June 2009, we expanded our cost-saving initiatives to include an additional $50 million of cost reductions to offset persistent weakness in some of our industrial packaging markets, particularly specialty chemicals. As the year progressed, we also faced challenges in our Paper Packaging business through generally weaker volumes and a growing price/cost squeeze.

The strong defensive actions we developed and the speed with which they were implemented helped to mitigate the challenges we faced this past year.

Net sales for the year were $2.8 billion, down from a record $3.8 billion in 2008. Lower volume, lower selling prices and lower foreign exchange impact all contributed to the net sales decline. However, we also realized positive contributions from the contingency actions we implemented, which led to sequential improvement in our results throughout the year. Rigorous planning and strong execution had much to do with those achievements.

Throughout all market cycles, we remain committed to controlling the controllable. We also seek to mitigate the adverse impact from factors outside our direct control. With this ingrained in the way we manage, we focused on the following specific goals in 2009:

- Outperform industry peers on a relative basis.
- Execute contingency actions to protect operating profits.
- Extend and expand credit facilities to improve financial flexibility.
- Execute our growth strategy with discipline.

Outperform industry peers on a relative basis. We are dedicated to achieving superior results compared with our peers in any environment with all factors being equal. At the beginning of 2009, we accelerated Greif Business System (GBS) initiatives, redoubling our efforts to implement those actions that would take waste out of operations, thus creating real and lasting savings. Due to the committed efforts of employees worldwide coupled with the discipline of the GBS, we achieved more than $150 million of annual cost savings in our businesses during 2009. We expect to retain $120 million, or 80 percent, of those savings on a permanent basis.

Execute contingency actions to protect operating profits. The contingency plans we announced in December 2008 were based on six levels, which were developed in a matter of days by our senior management team as the global crisis began to unfold. During the year, we implemented four of these levels. At each level, we took no-regret actions, meaning that we did not take measures that would impair Greif's long-term business and growth opportunities. These contingencies enabled us to move quickly and confidently to achieve expected outcomes.

Our primary focus was to protect operating profit. We immediately slashed discretionary spending, froze salaries, reduced work hours, renegotiated supplier contracts, delayed capital projects and managed inventories. We supplemented those savings with other measures that touched all areas within Greif. Implementation, solid measurement and active communication were the keys to success, especially since we had to expand our efforts throughout most of the year to capture additional savings.

The number of tasks and associates involved in capturing the cost savings was impressive. More than 1,800 individual actions contributed to the realization of more than $150 million in annual cost savings during 2009. Implementation of those actions was broad-based, involving close coordination among many departments. We were gratified by the number of cost-saving ideas that were suggested and implemented in all areas of the company throughout the world.

To further reduce fixed costs and adjust to lower activity levels, we rationalized our footprint even more during 2009 by selling or closing 19 facilities. Additionally, Greif's workforce was reduced on a net basis by about 1,400 positions.

Extend and expand credit facilities to improve financial flexibility. Although the fast-changing markets and uncertain global economic environment required continuous attention, we also wanted to be in a position to shift our focus from defensive to offensive actions. Once we had stabilized our performance and as conditions began to change, we needed to enhance our ability to pursue our growth strategy through acquisitions. To achieve this, we executed plans to further strengthen our balance sheet by increasing our financial flexibility and capacity. In February 2009, we successfully completed the syndication of $700 million in credit facilities, including a $500 million revolver and a $200 million term loan. These facilities represented a $250 million increase in credit availability, with an option for an additional $200 million. In July 2009, our issuance of $250 million aggregate principal amount of 7¾ percent Senior Notes due 2019 was oversubscribed by 2.5 times. With these credit facilities in place, we are in a position of strength.

Execute our growth strategy with discipline. During 2009, we completed six tuck-in acquisitions to enhance our product, customer and geographic diversity. These acquisitions were in North America and the emerging markets. Shortly following year-end 2009, we announced an acquisition in Europe. These transactions complemented our development of new products this past year.

Greif is a stronger, more resilient company today as a result of our achievements in 2009. Our primary objective for 2009 was to exit the year better than we started it. The actions we took were fact-based, implemented with conviction, and guided by the longstanding values of The Greif Way. All of this was achieved without compromising what makes Greif different – our history, core values and commitment to improved performance.

We entered 2010 with increased confidence concerning opportunities to further improve performance, accelerate our growth strategy and continue to differentiate Greif as a special company committed to growth and sustainability of our financial performance and increased role as a responsible corporate citizen. Further details of this strategic emphasis are presented on pages 5 through 14 of this annual report, which I encourage you to read.

We believe our commitment to growth and sustainability will continue to define Greif and position us to achieve additional success in the future. I appreciate your continued support and comments.

Finally, I do want to note the passing of our dear friend and Board Director Mike Dempsey in April 2009 (see page 15). Mike served on Greif's Board for 13 years, and his absence has left a hole in our hearts. Even so, just as sunshine follows rain, John McNamara was appointed to the Board in September to fill the vacant seat. John's lifelong association with Greif and his dedication to the company promise the continuation of the Dempsey legacy into the next generation.



Michael J. Gasser
Chairman of the Board and
Chief Executive Officer
December 30, 2009

FOCUS ON GROWTH



Despite the most challenging business and economic conditions in nearly eight decades, we continued to execute our growth strategy in 2009. This involved six tuck-in acquisitions completed during the year, which included five industrial packaging companies and one paper packaging company. Four of the acquisitions were in North America, while one each was completed in Asia and Latin America.

For the year 2009, 55 percent of total net sales were from North America, 30 percent of total net sales from Europe, Middle East and Africa (EMEA), and 15 percent of total net sales from our other geographies, including emerging markets.

Growth is integral to Greif's business strategy. From our initial cooperage facility in Cleveland, Ohio in 1877 to our current global footprint of approximately 200 facilities, we have consistently pursued growth and successfully translated challenges into opportunities.

Beginning in the second half of the 20th century, we began to transition from the production of keg and heading mills and cooperage facilities to additional substrates such as fibre, steel and plastic. Today, we are the global leader in industrial packaging with the most comprehensive product line in the industry, which is complemented by attractive paper packaging and land management businesses.

Until 2001, we operated exclusively in North America. The acquisition of Van Leer Industrial Packaging in 2001 transformed Greif into a global business that currently operates in more than 45 countries. Additionally, this acquisition substantially strengthened our industrial packaging product portfolio.

Growth outside of North America continues to influence our geographic sales mix. Organic growth in those regions has exceeded the rate in North America. Key acquisitions have further enhanced our performance. In 2007, we acquired Blagden Packaging Group's steel drum manufacturing and closures business in Europe and Asia, which further strengthened Greif's footprint, especially in Europe. During this same time, we increased our investment in emerging markets, including China, Russia and Latin America. We continue to benefit from serving our multi-national customers as they expand their global operations.

Growth is the key to Greif's future and our strategy is focused on four priorities:

- Industry consolidation
- Emerging markets
- Industry adjacencies
- Product line extensions

Industry consolidation

Net sales for our Industrial Packaging segment represented approximately 81 percent of our total net sales for 2009. We have been a consolidator of this industry, especially during the past decade. While the industrial packaging industry as a whole is mature, growing at approximately the rate of each country's gross domestic product, substantial acquisition opportunities remain in all markets. About one-half of the global market is fragmented, composed of smaller companies with attractive geographic locations or products that could complement Greif's current portfolio. Our focus is on good companies that we can make better. This discipline helps to accelerate integration activities and achievement of accretive results.



Delta offers many advantages for its customers including filling activities.

While 2009 was a year filled with unusual external challenges, we successfully completed five tuck-in acquisitions in our Industrial Packaging segment. At year-end 2009, our acquisition pipeline included potential acquisitions that could further strengthen our footprint and product portfolio in key regions of the world.

Emerging markets

We continue to increase our Industrial Packaging segment's presence in key emerging markets throughout the world. For example, our acquired companies have had a presence in Brazil since 1969, Russia since 1993 and China since 1994.



We continue to increase our Industrial Packaging segment's footprint in key markets throughout the world.

Organic growth rates in emerging markets are attractive, increasing as much as double-digits. This can be attributed to faster growing economies, compared to other regions of the world, and a number of our multi-national customers continuing to expand their operations in these markets. We respond by investing in those markets that serve our customers' growing needs and also offer the greatest long-term opportunity for growth and sustained profitability.

Following initial entry into a market, we evaluate additional opportunities to increase our presence. This can be achieved by adding facilities and/or expanding product lines to meet local market demand.

Industry adjacencies

In the fourth quarter of 2006, we announced the acquisition of Delta Petroleum Company, Inc., which was the largest privately owned blender and packager of lubricants, chemicals and glycol-based products in North America. Delta's business offers meaningful advantages for industrial packaging customers who may choose to outsource these activities, which include blending, filling and packaging, drumming, warehousing, distribution and logistics services. It also expands value-added service offering for our customers, allowing them to focus on their core businesses.

During the past three years, we have been embedding the Greif Business System into Delta's operations and strengthening its management team. These efforts have also been pursued to position Delta for further growth.

We continue to evaluate other industry adjacencies that can provide value to Greif's market position and long-term financial performance.

Product line extensions

We also consider product line extensions to be an attractive way to increase our market presence. In some cases these products are desired by customers we currently serve, while other products may result in new customers and opportunities to serve new markets.

Among the considerations of a new product line extension is to clearly determine its fit with our existing product portfolio and compatibility with Greif's manufacturing expertise. This involves an evaluation of the proper substrate to use, documentation and testing of product specifications, sourcing requirements, distribution channels and, importantly, a specific determination of end-market opportunities. Achievement of these goals is enhanced by the fact that the same or similar equipment to what we currently operate may be used to produce these new products.

In addition to meeting the requirements of functionality and product integrity, we view product line extensions as a way to introduce further innovation and differentiation into Greif's product portfolio. Following a period of thorough development and testing, we recently introduced a rain barrel, which is a product line extension. We are excited about this opportunity to reach new customers and markets. It also reflects our ongoing commitment to growth and innovation.

While our Industrial Packaging segment represents most of the company's total net sales, our Paper Packaging and Land Management segments are also attractive businesses. We operate each of them based on a strategy that addresses their core strengths, market opportunities and compatibility with Greif's long-term goals.

Our Paper Packaging segment has been a strategic focus for several decades. For nearly 50 years, we have produced recycled corrugated products; for nearly 40 years, we've produced kraft paper. We have made substantial investments complemented by key acquisitions during this period that led to the fully integrated containerboard network that operates today. Our current network includes two mills, seven sheet-feeding facilities and several box plants.

Today, we serve primarily middle market customers in the eastern United States, including a number of regional and local businesses. By industry standards, we are considered a niche business; however, our performance is consistently among the top companies in the entire USA containerboard industry. We are able to achieve these results by focusing on our core markets. Further benefits are also being realized as we embed the Greif Business System throughout our Paper Packaging segment.

We continue to pursue growth opportunities in our paper packaging business through further investment and the introduction of new products. In 2009, we acquired a large integrated box company to further strengthen our network in the southeast United States. Maintaining tight integration between Paper Packaging's operations enables us to increase operating efficiencies and achieve superior results relative to our peers.

One of our paper machines was recently upgraded to produce containerboard more efficiently. This containerboard is desired by current customers and may expand our market penetration going forward. Ongoing efforts such as this help to position Paper Packaging for future growth.

As its new business name indicates, Land Management is involved in much more than just selling timber. Greif has owned timberland since the early 1900s, when it was used as source material for wooden barrels. While those assets were not always managed to their full potential as the cooperage business waned, we have more recently been actively managing all of our timberland and special use properties (surplus land, Higher and Better Use land and development properties). We have also developed additional capabilities and expertise closely aligned with those activities.

During the past several years, more than $250 million of timber properties have been monetized through the sale of timberland and special use properties. Today, we still own nearly the same amount of acreage as we did in 2002. The operating profit from these activities has been approximately $15 million to $20 million annually in recent years. Land Management's portfolio of legacy assets is a large store of value, with attractive, undervalued assets that are now being managed to unlock that value through a disciplined strategy.



The rain barrel is a new product line extension.



The Paper Packaging segment benefits from its integrated containerboard network.



During the past several years, more than $250 million of timber properties have been monetized.

The Greif Business System: A growth catalyst


THE GREIF WAY
OPERATIONAL EXCELLENCE
COMMERCIAL EXCELLENCE
STRATEGY
PERFORMANCE MANAGEMENT

The Greif Business System enables us to pursue our growth strategy with greater confidence through fact-based management tools and a strong set of capabilities.

We believe that growth plus the Greif Business System (GBS) contribute directly to creating value. It instills continuous discipline and influences all of our actions. The GBS enables us to pursue our growth strategy with greater confidence through fact-based management tools and a strong set of capabilities.

Implementation of the GBS also benefits from another distinct competitive advantage – our diversity. It includes geographic, business segment, asset class and our people who provide diversity of thought and experience. Each of these forms of diversity plus the GBS help to differentiate Greif and provide added benefits to our performance.

March 2003 marked the beginning of a transforming period in Greif's history. The GBS was introduced to achieve lean manufacturing, and improve balance sheet management and commercial excellence. The GBS provides a disciplined approach to our business and is a catalyst for our long-term performance as we continue to seek to unlock value across the enterprise.

A few years later, strategic sourcing and supply chain capabilities were added to our GBS skill set. Our holistic approach to the introduction of the GBS initially challenged the entire company and temporarily led to lower net sales as key elements of the GBS were implemented. Soon, we achieved measurable benefits and established momentum, which led to accelerated accomplishments. During the past seven years, we have realized $300 million of cost savings through the GBS, including $50 million in 2009. We realized an additional $100 million of annual savings during 2009 through specific contingency actions.

The launch of the GBS also signaled the beginning of Greif's "Re-earn the Right to Grow" phase. In 2003, four specific financial metrics were established: Return on Net Assets; Operating Profit to Net Sales; Selling, General & Administrative Expense to Net Sales; and Operating Working Capital to Net Sales. This resulted in a strong internal focus from 2003 to 2006 as we worked diligently to achieve these metrics. Each of these three-year goals was achieved ahead of schedule.

The "Earn and Grow" phase commenced in the fall of 2006 and included new metrics for the same measures noted above; however, each metric was increased by at least 25 percent from the previous goal. During the next two years, net sales and profitability continued to increase. Then, the global recession significantly impacted our business beginning in the fourth quarter of 2008. We responded by developing contingency plans to adapt quickly to fast-changing market conditions, and delayed pursuit of the 2009 metrics.

The GBS continues to provide strength and direction to the achievement of growth and our long-term goals. Throughout our global operations, we have performed detailed diagnostics, which identified substantial savings yet to be realized. The GBS is a powerful set of capabilities for flexing and reducing costs, eliminating waste and enhancing revenues. We are implementing plans to optimize and embed the GBS throughout Greif's global operations as we seek to achieve top quartile profitability and be the lowest cost producer while enhancing safety and quality.

We believe we have the focus, discipline and passion to achieve these goals.

GREIF AT A GLANCE

INDUSTRIAL PACKAGING



Products
Steel, fibre and plastic drums and containers, intermediate bulk containers, closure systems for industrial packaging products, transit protection products, polycarbonate water bottles

Services
Blending, filling and other packaging services, logistics and warehousing

Markets
Chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and minerals, among others

PAPER PACKAGING



Products
Containerboard including recycled linerboard, semi-chemical and recycled medium; corrugated sheets; corrugated containers; corrugated displays; multiwall bags

Services
Packaging services and solutions

Markets
Home appliances, small machinery, grocery products, building products, automotive components, books and furniture, as well as numerous other applications

Our industrial and consumer multiwall bag products are used to ship a wide range of industrial and consumer products, such as seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical, building products and food industries

LAND MANAGEMENT



Products
Timber, timberland and special use properties

Services
Timberland management, wildlife stewardship, recreation and development

Markets
Active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields and the sale from time to time of timberland and development properties, which consists of surplus land, Higher and Better Use land, and development land

NORTH AMERICA

Industrial Packaging
- Canada
- United States

Paper Packaging
- United States

Land Management
- Canada
- United States

EUROPE, MIDDLE EAST AND AFRICA

Industrial Packaging

Europe
- Austria
- Belgium
- Czech Republic
- Denmark
- France
- Germany
- Greece
- Hungary
- Ireland
- Italy
- Kazakhstan
- Netherlands
- Norway
- Poland
- Portugal
- Russia
- Spain
- Sweden
- Turkey
- Ukraine
- United Kingdom

Middle East
- Saudi Arabia

Africa
- Algeria
- Egypt
- Kenya
- Morocco
- Nigeria
- South Africa

OTHER

Industrial Packaging
- Argentina
- Australia
- Brazil
- Chile
- China
- Colombia
- Costa Rica
- Guatemala
- India
- Jamaica
- Malaysia
- Mexico
- New Zealand
- Philippines
- Singapore
- Uruguay
- Venezuela
- Vietnam


FOCUS ON
SUSTAINABILITY

Sustainability is a priority at Greif. Although we may not have always used the term "sustainability" to describe our efforts, we have worked diligently to create a sustainable company and a better world in which we all live. The following topics and anecdotes provide a glimpse into the corporate social responsibility activities of Greif worldwide.

Safety

In 2005, Greif's medical case rate, our standard measure of safety in the workplace, was 4.08.

Since then, with intense focus on emphasizing safe work procedures and conducting employee training and developing our proprietary electronic data management system that tracks incidents, delivers assignments and reports statistics, we have improved our safety record. In 2009, with more than 200 locations worldwide, the medical case rate was 2.66, a 35 percent reduction over five years.

Each day on the factory floor begins with a talk about safety. Safety is the first priority of every Greif employee. And earning the Greif Chairman's Safety Excellence Award, established in 2003, is the goal of every location. To qualify for the Award, a facility must have a medical case rate less than 1.0 during the fiscal year, and pass an independent audit. To meet the medical case rate, all but a few large operations with more than 200,000 work hours must have zero medical cases. The criteria for audit scope and scoring is reviewed and revised to be more difficult each year.

The first year, nine locations in North America clocking 560,000 work hours earned the Award. In 2009, 52 locations worldwide with more than 5 million work hours earned the Award. Fifty-one of these factories were injury-free the entire year.

We are proud that three Greif plants in the USA have achieved the Voluntary Protection Program's STAR recognition from the Occupational Safety & Health Administration. Nationwide, only 2,300 sites out of approximately 7 million have achieved such status.

Environmental

Greif's perspective on issues such as the environment is shaped by our global footprint. With operations on six continents, we recognize that such issues extend well beyond geographic borders or regions. Consistent with our commitment to being a good, responsible corporate citizen, we are committed to being part of the solution for issues we can impact through our efforts.

We accepted an invitation to join the World Business Council on Sustainable Development in 2008,



World Business Council for Sustainable Development

and we continue our membership alongside approximately 200 of the most environmentally responsible corporations in the world. The CEO-led Council's mission is to provide business leadership as a catalyst for change toward sustainable development and to support the business license to operate, innovate and grow in a world increasingly shaped by sustainable development issues. We wholly support this mission.

We also rely on The Conservation Fund to provide guidance on our environmental initiatives. Their advice has been invaluable as we have focused increased attention and resources on this important aspect of our business

Energy

Three years ago, the Company's CO2e (carbon dioxide equivalent) emissions totaled 1.45 million tons. At the end of 2007 we challenged our employees to reduce energy consumption by 10 percent by January 2010 and referred to this program as our "10/2" initiative. In December 2009 we declared the initiative a success with a reduction of energy consumption of 10.1 percent, which is equivalent to energy savings of 259 MWh.

Latin America led the way, instituting a culture of continuous improvement, focusing on changing employee behavior. The business units required daily reading and reporting of meters, including gas, electric and compressors. These efforts resulted in a 34 percent reduction in energy consumption in 2009 among all factories in the business unit against the base of 2006.

Of course, all Greif sites and employees responded well to our challenge. For example, Ellesmere Port in the United Kingdom reduced its energy usage 24 percent. North America completed lighting upgrades at 25 facilities, resulting in 12.7 million kWh of savings annually.

Since 2006, Greif's information technology team (IT) has consolidated 20 data centers into three. In 2009, the IT EMEA team recognized an additional way to reduce power consumption, cooling needs and operational costs and embarked on a virtualization project that reduced 77 physical servers to three and replaced most desktop PCs with a smaller, less energy-intensive device. Greif's Data Center consolidation projects have reduced electricity consumption of PCs and servers by at least 50 percent, generating $1.3 million in operational savings along with the power and cooling consumption cost savings.

In addition, our forest holdings will sequester 55 million tons of CO2e over a 30-year growth period.

With the achievement of our 10/2 challenge, we have established a new goal for the reduction of energy consumption and greenhouse gas


CO2

By 2015, it is our intent to reduce energy consumption and GHG emissions by 15 percent per unit of production over our baseline of fiscal year 2008.

	Emissions (tons per year)						
Source Category	CO_2e	CO_2	CH_4	N_2O	HFCs	PFCs	SF_6
Direct Emissisons							
Mobile Combustion	316,224	316,224	-	-	-	-	-
Stationary Combustion	543,860	543,860	-	-	-	-	-
Fugitive Emissions	52,027	1,307	2,415	-	-	-	-
Total Direct	912,111	861,391	2,415	-	-	-	-
Indirect Emissions							
Purchased Electricity & Steam	385,644	380,804	5	15	-	-	-
Outsourced Shipping	154,467	154,276	-	1	-	-	-
Total Indirect	540,112	535,080	5	16	-	-	-
Grand Total	1,452,223	1,396,471	2,420	16	-	-	-

HFCs, PFCs and SF_6 = negligible or 0
Source: Battelle Memorial Institute and Solution Dynamics, LLC

(GHG) emissions. By 2015, it is our intent to reduce energy consumption and GHG emissions by 15 percent per unit of production over our baseline of fiscal year 2008. By 2020, we intend to have reduced energy consumption and GHG emissions by 30 percent per unit of production over the same baseline year. This will require continued adoption of best-in-class sustainability practices and cost-effective capital expenditures.

Waste reduction

At two factories in the Netherlands, we installed Regenerative Thermal Oxidizers to destroy Volatile Organic Compounds (VOCs) and other gasses emitted by the plants. With an efficiency rating between 97 and 98 percent, these thermal oxidizers destroy VOCs by treating the gasses with high heat, which converts the gasses to carbon dioxide and water vapor. Also, the energy released by the process is recycled, reducing operating costs.


SUSTAINABLE FORESTRY INITIATIVE
Certified Chain of Custody
100% Post-Consumer Recycled
www.sfiprogram.org
NSF-SFICOC-C0035516

Our paper mills were certified for Responsible Fiber Sourcing and Chain of Custody in 2009.

Greif's sheet-feeding subsidiary, CorrChoice, developed a product from what would have otherwise been added to the waste stream. Using the trimmed material taken off its corrugators, the division produces dust-free corrugated bedding for equine facilities in the eastern United States. The corrugated properties of this bedding allow for greater circulation within the stall, creating healthier living conditions for animals. It also deteriorates up to 50 percent faster than traditional material, minimizing the amount of material going to landfills.

CorrChoice also developed an EE-flute corrugated sheet strong enough to replace the non-recyclable polystyrene core in foam board display sheets.



Land Management reflects a broader business focus going forward.

Stewardship

Our timber segment was renamed Land Management during the fourth quarter of 2009 to reflect a broader business focus going forward. Previous emphasis on responsible timber management, harvesting and the sale of special use properties has been expanded to include additional opportunities in wildlife stewardship, recreation and development. "We believe that our word is our bond and our commitment to the future is vital to our organization's success." *Matt Bonham, Soterra LLC General Manager*

In December 2008, Soterra, our subsidiary engaged in Land Management, achieved Sustainable Forestry Initiative® (SFI) certification for its managed timberlands. Soterra manages timberland in Alabama, Louisiana and Mississippi, and provides wildlife, recreational land use and forestry management services. SFI, Inc. audited Soterra for its forest practices including forest regeneration and best land management practices. Soterra was also audited for the promotion of sustainable forestry practices, commitment to legal compliance and the incorporation of continuous improvement, which are obligations under SFI.

Both of Greif's paper mills (Massillon, Ohio and Riverville, Virginia) earned certifications from SFI, Forest Stewardship Council (FSC) and the Program for the Endorsement of Forest Certification (PEFC) in 2009. These three standards require mills to create and maintain extensive systems to ensure that all incoming fiber is sourced from certified land or responsibly managed sources, and that fiber can be tracked through the stages of production to assure customers that all of the fiber contained in the product originated from well-managed forests, reclaimed materials or controlled sources. To attain certification for Responsible Fiber Sourcing and Chain of Custody, the mills passed separate audits. As a result, approximately 650,000 tons of paper production will be certified annually.

During 2009 we had two commitments approved by the Clinton Global Initiative.

Using our Soterra lands and working with the NAPPC (North America Pollinator Protection Campaign) and the Pollinator Partnership, we will be researching what infrastructure is necessary to improve pollinator habitat, which involves birds, bees, butterflies, bats and beetles that transfer pollen between plants. Pollination is an integral function to ensure continuity in the world's food chain.

We will also be piloting a program to manage rainwater. Using Greif's newly developed rain barrels, two municipalities will measure the impact of having their residents capture rainwater. Residents will then be able to use the non-potable water for purposes such as watering lawns and gardens. Using rainwater has the added benefit of saving energy and reducing the amount of water being treated chemically. An additional environmental benefit of this project will be to reduce the direct inflow and infiltration of storm water into sewer systems, lakes, rivers and creeks.

If the projects are successful, Greif will then partner with other organizations to bring the program to a much larger scale. Greif will also design the project to increase public awareness of water issues and encourage conservation practices.

Employee engagement

None of our actions could be accomplished without our employees. They are the ones who envision better ways, develop the plans, marshal the resources and achieve results. Throughout the year, we provided opportunities for them to combine their interest in the environment with their responsibilities at work.

On Earth Day, we announced a photo contest for all Greif employees. We received 142 outstanding entries, and because of the interest it generated, we plan to repeat the photo contest in coming years.

The 2009 grand prize winner was Bart Weener, a production worker at our Closures factory in Amsterdam. He entered *Marius discovers a chestnut.*

Another photograph, *Conservation in action,* was entered by Jorge Munoz, plant manager in Bogota, Colombia. He took the picture during the planting of the YARUMO (Cecropia peltata), a beautiful tree that grows in tropical Colombia. Greif moved into a new faciliity in Bogota during 2009 and the employees wanted to plant a tree to signify the importance of growth and the need to take care of the tree in the same way they are responsible for Greif's Bogota operations. They also made a commitment to take care of the environment, which was reinforced by their signatures that were displayed at the plant.

Adam Galliers, who works for Greif in Delaware, Ohio, photographed an employee garden that was established in 2009 on the grounds adjacent to Greif's North America headquarters building. The employee garden includes a water source and deer fencing. More than 30 associates tended their plots throughout the summer, reaping the fruits and vegetables of their labor.



Grand prize: Marius discovers a chestnut.

To recognize and reward our associates further for their work on sustainability issues, we have introduced the Greif Global Sustainability Award Program. We believe that every job is a green job, and every person is responsible for conducting his or her work in the most sustainable way possible. The first award will be selected in December 2010 for work accomplished in fiscal 2010.

Social

Greif has supported numerous philanthropic organizations through the years, but 2009 was a special year for us. We dedicated significant resources to three new programs that promise benefits extending far into the future.



Planting a YARUMO tree at Greif's new facility in Bogota, Colombia.

The Greif International Pediatric Fellowship at Nationwide Children's Hospital was endowed in 2009 to improve children's access to quality health care around the world. Each year, one of the best and brightest medical minds from outside the USA will be brought to Nationwide Children's Hospital for a one-year fellowship. That doctor will work alongside the hospital's team and develop new skills to share back at home. To assure the long-term success of the fellowship and the widest reach possible, the program will train only those physicians who intend to return to their countries and remain lifelong partners with Nationwide Children's

Hospital. We envision that some of those doctors in the future – or the doctors they in turn train – may be caring for family members of our employees.


NATIONWIDE CHILDREN'S HOSPITAL℠

"Why are we committed to international collaboration? We know that we benefit as much or more from these interactions as do our global partners. The academically rich, professionally expansive environment that surrounds such fellowships enables us to attract and retain top faculty, staff and trainees. They open new avenues of inquiry heretofore unimaginable. They force us to examine and improve everything we do. In short, they make us the best we can be." *Dr. Karen Heiser, Vice President and Co-Director of Nationwide Children's International Program*

The first product of EarthMinded LLC, Greif's environmental and consumer product business, was developed by a small team internally and introduced to the market in 2009. The self-consuming Charcoal Buddy charcoal starter is made entirely of linerboard; its cone is coated with soy wax. In June of 2009 it passed the USA Environmental Protection Agency's emission tests. Greif has licensed Charcoal Buddy production and sales to The Alpha Group of Delaware, Inc., an Ohio-based provider of services to adults with developmental disabilities.



Self-consuming Charcoal Buddy charcoal starter.

"We had an idea for a better way to start charcoal. The idea was not part of our core business, but we felt it deserved to be developed and shared with non-profit sheltered workshops for them to be able to nurture a self-sustaining product." *Peter Apostoluk, Technical Director, Plastics and IBC Containers, Greif*

For one week last summer, teams of Greif employees volunteered their days at the Recreation Unlimited End of Summer Residential Camp. This camp, for youth ages 8 to 22 with both physical and developmental disabilities, was for 24 campers who were not able to attend camp previously due to lack of funding. Greif paid the expenses for the week-long event, and provided volunteers to help the counselors and maintenance crew throughout the week. The volunteers, and employees who were not able to participate, are looking forward to the next Greif-sponsored camp.

"I opted to paint on Tuesday; that is where the help was needed. It was a rewarding experience to know that we were assisting an organization that is totally focused on helping others who need attention, caring, and friendship. But I didn't really understand the impact Greif was having until we took a break for lunch. Seeing all of our Greif team members caring for all of the children was something special. Understanding how we could make such a difference in a short period of time was truly impactful. Taking the time out of our busy schedules to concentrate on such an important, benevolent aspect of life made me feel good about myself and the company we work for!" *Eric Nelson, Director of Sales & Marketing, Industrial Packaging North America*

Years ago, Greif's former Chairman, Jack Dempsey reflected on "the many devoted men and women, of diverse types and sometimes of explosively direct power, who combined with others of quiet competence to make the improbable practical and the difficult, profitable."

This 2009 report was made possible by and is dedicated to all the Greif associates who made the improbable practical and the difficult, profitable.



Michael H. Dempsey

1956 – 2009

Michael H. Dempsey, a member of Greif's Board of Directors since 1996, passed away on April 29, 2009 in Columbus, Ohio. He was 52. Mike was the continuing spirit of The Greif Way. It started with his father, our former Chairman John C. Dempsey, and Mike naturally carried it on. His quiet leadership and his joy for life were inspiring to all who met him.

Mike was truly a great friend and a tremendous, steady influence. We miss his wisdom, his counsel and his wholehearted support of our company.

THE GREIF WAY

The principles that guide our business

Greif's values are the same, wherever we are in the world.

- ETHICAL
  We can be trusted to do what is right. Greif's Code of Business Conduct and Ethics guides our decisions and actions.
- STRONG THROUGH DIVERSITY
  We encourage and embrace our diversity of culture, language, location and thought. Our differences define but do not divide us; our common interests unite us. From the many, we are one: Greif.
- SERIOUS ABOUT SUSTAINABILITY
  We honor our history as we focus on our future. We use financial, natural and human resources wisely without compromising the ability of future generations to meet their needs.
- COMMITTED TO CONTINUOUS IMPROVEMENT
  We always look for ways to make our work, our products, our services and our Company better.

The standards we hold for ourselves

PERSONAL ACCOUNTABILITY
Greif is known around the world for integrity. Our people – principled, intelligent and reliable – reaffirm our reputation every day with their every action.

- STAY ALERT FOR SAFETY
  We take responsibility to be safe in everything we do. We are diligent in protecting our own safety as well as the safety of our co-workers. We correct unsafe practices or conditions when we see them, and stop any activity that brings unnecessary risk.
- RESPECT OTHERS
  We treat people the way we would like to be treated while being respectful of their cultural norms.
- BE PART OF THE SOLUTION
  When we see something that needs to be done, we do it. When an issue arises, we work together toward a resolution. We put Company goals ahead of our personal agendas in the workplace.
- CUSTOMERS
  Greif customers are our first priority. Without them, we have no Company.
- BUILD IN QUALITY
  Quality is our hallmark. Each of us takes responsibility for it.
- REMAIN ABOVE REPROACH
  We compete honestly and adhere to the highest standards of conduct.
- MEET AND EXCEED OUR CUSTOMERS' NEEDS
  We listen to our customers to learn about their challenges and help them determine their best solutions. We deliver products and services at fair value.

SHAREHOLDERS
We work for Greif's shareholders, the owners of our Company. With this in mind, we strive to create value in all that we do.

- INCREASE OUR COMPANY'S WORTH
  Our shareholders expect it. Our future depends on it.
- MAINTAIN OUR COMPANY'S REPUTATION
  The companies with the highest standards provide the highest returns for their shareholders. We will continue to be one of those companies.

SUPPLIERS
Greif's suppliers are essential; they provide the materials and services that keep our business running.

- CULTIVATE SUPPLIER LOYALTY
  We treat our suppliers as vital partners to our business.
- EXPECT EQUAL TREATMENT
  We constantly evaluate all aspects of the products and services that we purchase. We expect quality at a fair cost.
- REMAIN FREE OF OBLIGATION
  We do not accept lavish entertainment or excessive gifts from suppliers.

The support we expect from our company

We have certain expectations of the Company, and it is the Company's obligation to do its best to fulfill those expectations.

- SAFETY IN THE WORKPLACE
  Safeguarding the health and welfare of our people is fundamental. The Company is committed to providing a safe working environment.
- EQUITABLE TREATMENT OF ALL
  Regardless of race, color, sex, creed, national origin or age, each Greif employee will be treated fairly.
- APPROPRIATE REWARDS
  Compensation and benefits will be competitive and commensurate with the value received.
- CAREER OPPORTUNITIES
  The Company will be mindful of career opportunities within Greif for its employees.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2009

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: 001-00566

Greif, Inc.

(Exact name of Registrant as specified in its charter)

State of Delaware	**31-4388903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
425 Winter Road, Delaware, Ohio	**43015**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 740-549-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock	New York Stock Exchange
Class B Common Stock	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act of 1934. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was as follows:

Non-voting common equity (Class A Common Stock) - $1,088,310,674
Voting common equity (Class B Common Stock) - $398,107,596

The number of shares outstanding of each of the Registrant's classes of common stock, as of December 18, 2009, was as follows:

Class A Common Stock - 24,610,594
Class B Common Stock - 22,462,266

Listed hereunder are the documents, portions of which are incorporated by reference, and the parts of this Form 10-K into which such portions are incorporated:

1. The Registrant's Definitive Proxy Statement for use in connection with the Annual Meeting of Stockholders to be held on February 22, 2010 (the "2010 Proxy Statement"), portions of which are incorporated by reference into Part III of this Form 10-K. The 2010 Proxy Statement will be filed within 120 days of October 31, 2009.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included in this Annual Report on Form 10-K of Greif, Inc. and subsidiaries (this "Form 10-K") or incorporated herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, goals and plans and objectives of management for future operations, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "project," "believe," "continue" or "target" or the negative thereof or variations thereon or similar terminology. All forward-looking statements made in this Form 10-K are based on information currently available to our management. Forward-looking statements speak only as the date the statements were made. Although we believe that the expectations reflected in forward-looking statements have a reasonable basis, we can give no assurance that these expectations will prove to be correct. Forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. For a discussion of the most significant risks and uncertainties that could cause our actual results to differ materially from those projected, see "Risk Factors" in Item 1A of this Form 10-K. Except to the limited extent required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Index to Form 10-K Annual Report for the year ended October 31, 2009

PART I

ITEM 1. BUSINESS

(a) General Development of Business

General

We are a leading global producer of industrial packaging products with manufacturing facilities located in over 45 countries. We offer a comprehensive line of industrial packaging products, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products, and polycarbonate water bottles, and services, such as blending, filling and other packaging services, logistics and warehousing. We also produce containerboard and corrugated products for niche markets in North America. We sell timber to third parties from our timberland in the southeastern United States that we manage to maximize long-term value. We also own timberland in Canada that we do not actively manage. In addition, we sell, from time to time, timberland and special use land, which consists of surplus land, higher and better use ("HBU") land, and development land. Our customers range from Fortune 500 companies to medium and small-sized companies in a cross section of industries.

We were founded in 1877 in Cleveland Ohio, as "Vanderwyst and Greif," a cooperage shop co-founded by one of four Greif brothers. One year after our founding, the other three Greif brothers were invited to join the business, renamed Greif Bros. Company, making wooden barrels, casks and kegs to transport post-Civil War goods nationally and internationally. We later purchased nearly 300,000 acres of timberland to provide raw materials for our cooperage plants. We still own significant timber properties located in the southeastern United States and in Canada. In 1926, we incorporated as a Delaware corporation and made a public offering as The Greif Bros. Cooperage Corporation. In 1951, we moved our headquarters from Cleveland, Ohio to Delaware, Ohio, which is in the Columbus metro-area, where our corporate headquarters are currently located. Since the latter half of the 1900s, we have transitioned from our keg and barrel heading mills, stave mills and cooperage facilities to a global producer of industrial packaging products. Following the Van Leer acquisition in 2001, we changed our name from Greif Bros. Corporation to Greif, Inc.

Our fiscal year begins on November 1 and ends on October 31 of the following year. Any references in this Form 10-K to the years 2009, 2008 or 2007, or to any quarter of those years, relate to the fiscal year ending in that year.

As used in this Form 10-K, the terms "Greif," "our company," "we," "us," and "our" refer to Greif, Inc. and its subsidiaries.

(b) Financial Information about Segments

We operate in three business segments: Industrial Packaging; Paper Packaging; and Land Management (formerly referred to as Timber). Information related to each of these segments is included in Note 15 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

(c) Narrative Description of Business

Products and Services

In the Industrial Packaging segment, we offer a comprehensive line of industrial packaging products, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products, and polycarbonate water bottles, and services, such as blending, filling and other packaging services, logistics and warehousing. We sell our industrial packaging products to customers in over 45 countries in industries such as chemicals, paints and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others.

In the Paper Packaging segment, we sell containerboard, corrugated sheets and other corrugated products and multiwall bags to customers in North America in industries such as packaging, automotive, food and building products. Our corrugated container products are used to ship such diverse products as home appliances, small machinery, grocery products, building products, automotive components, books and furniture, as well as numerous other applications. Our industrial and consumer multiwall bag products are used to ship a wide range of industrial and consumer products, such as seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical, building products and food industries.

In the Land Management segment, we are focused on the active harvesting and regeneration of our United States timber properties to achieve sustainable long-term yields. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions. We also sell, from time to time, timberland and special use land, which consists of surplus land, HBU land, and development land. We changed the name of our Timber segment to Land Management to reflect a broader focus to pursue conscientiously the full range of opportunities our forest lands present, including timberland management, wildlife stewardship, recreation and development.

As of October 31, 2009, we owned approximately 256,700 acres of timber properties in the southeastern United States and approximately 25,050 acres of timber properties in Canada.

Customers

Due to the variety of our products, we have many customers buying different types of our products and due to the scope of our sales, no one customer is considered principal in our total operations.

Backlog

We supply a cross-section of industries, such as chemicals, food products, petroleum products, pharmaceuticals and metal products, and must make spot deliveries on a day-to-day basis as our products are required by our customers. We do not operate on a backlog to any significant extent and maintains only limited levels of finished goods. Many customers place their orders weekly for delivery during the week.

Competition

The markets in which we sell our products are highly competitive with many participants. Although no single company dominates, we face significant competitors in each of our businesses. Our competitors include large vertically integrated companies as well as numerous smaller companies. The industries in which we compete are particularly sensitive to price fluctuations caused by shifts in industry capacity and other cyclical industry conditions. Other competitive factors include design, quality and service, with varying emphasis depending on product line.

In the industrial packaging industry, we compete by offering a comprehensive line of products on a global basis. In the paper packaging industry, we compete by concentrating on providing value-added, higher-margin corrugated products to niche markets. In addition, over the past several years we have closed higher cost facilities and otherwise restructured our operations, which we believe have significantly improved our cost competitiveness.

Compliance with Governmental Regulations Concerning Environmental Matters

Our operations are subject to extensive federal, state, local and international laws, regulations, rules and ordinances relating to pollution, the protection of the environment, the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials and numerous other environmental laws and regulations. In the ordinary course of business, we are subject to periodic environmental inspections and monitoring by governmental enforcement authorities. In addition, certain of our production facilities require environmental permits that are subject to revocation, modification and renewal.

Based on current information, we believe that the probable costs of the remediation of company-owned property will not have a material adverse effect on our financial condition or results of operations. We believe that we have adequately reserved for our liability for these matters as of October 31, 2009.

We do not believe that compliance with federal, state, local and international provisions, which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has had or will have a material effect upon our capital expenditures, earnings or competitive position. We do not anticipate any material capital expenditures related to environmental control in 2010.

See also Item 7 of this Form 10-K and Note 14 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K for additional information concerning environmental expenses and cash expenditures for 2009, 2008 and 2007, and our reserves for environmental liabilities at October 31, 2009.

Raw Materials

Steel, resin and containerboard are the principal raw materials for the Industrial Packaging segment, and pulpwood, old corrugated containers for recycling and containerboard are the principal raw materials for the Paper Packaging segment. We satisfy most of our needs for these raw materials through purchases on the open market or under short-term and long-term supply agreements. All of these raw materials are purchased in highly competitive, price-sensitive markets, which have historically exhibited price, demand and supply cyclicality. From time to time, some of these raw materials have been in short supply at certain of our manufacturing facilities. In those situations, we ship the raw materials in short supply from one or more of our other facilities with sufficient supply to the facility or facilities experiencing the shortage. To date, raw material shortages have not had a material adverse effect on our financial condition or results of operations.

Research and Development

While research and development projects are important to our continued growth, the amount expended in any year is not material in relation to our results of operations.

Other

Our businesses are not materially dependent upon patents, trademarks, licenses or franchises.

No material portion of our businesses are subject to renegotiation of profits or termination of contracts or subcontracts at the election of a governmental agency or authority.

The businesses of our segments are not seasonal to any material extent.

Employees

As of October 31, 2009, we had approximately 8,200 full time employees, which has decreased from the prior year as a result of our Greif Business System initiatives, specific contingency actions and restructuring activities. A significant number of our full time employees are covered under collective bargaining agreements. We believe that our employee relations are generally good.

(d) Financial Information about Geographic Areas

Our operations are located in the Americas, Europe, Middle East, Africa and Asia Pacific. Information related to each of these areas is included in Note 15 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K, which Note is incorporated herein by reference. Quantitative and Qualitative Disclosures about Market Risk, included in Item 7A of this Form 10-K, is incorporated herein by reference.

(e) Available Information

We maintain an Internet Web site at www.greif.com. We file reports with the Securities and Exchange Commission (the "SEC") and make available, free of charge, on or through this Internet Web site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC.

Any of the materials we file with the SEC may also be read and/or copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet Web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

(f) Other Matters

Our common equity securities are listed on the New York Stock Exchange ("NYSE") under the symbols GEF and GEF.B. Michael J. Gasser, our Chairman and Chief Executive Officer, has timely certified to the NYSE that, at the date of the certification, he was unaware of any violation by our Company of the NYSE's corporate governance listing standards. In addition, Mr. Gasser and Donald S. Huml, our Executive Vice President and Chief Financial Officer, have provided certain certifications in this Form 10-K regarding the quality of our public disclosures. See Exhibits 31.1 and 31.2 to this Form 10-K.

ITEM 1A. RISK FACTORS

Statements contained in this Form 10-K may be "forward-looking" within the meaning of Section 21E of the Exchange Act. Such forward-looking statements are subject to certain risks and uncertainties that could cause our operating results to differ materially from those projected. The following factors, among others, in some cases have affected, and in the future could affect, our actual financial performance.

The Current and Future Challenging Global Economy may Adversely Affect our Business.

The current economic slowdown and any further economic decline in future reporting periods could negatively affect our business and results of operations. The volatility of the current economic climate makes it difficult for us to predict the complete impact of this slowdown on our business and results of operations. Due to these current economic conditions, our customers may face financial difficulties, the unavailability of or reduction in commercial credit, or both, that may result in decreased sales by and revenues to our company. Certain of our customers may cease operations or seek bankruptcy protection, which would reduce our cash flows and adversely impact our results of operations. Our customers that are financially viable and not experiencing economic distress may elect to reduce the volume of orders for our products in an effort to remain financially stable or as a result of the unavailability of commercial credit which would negatively affect our results of operations. We may also have difficulty accessing the global credit markets due to the tightening of commercial credit availability and the financial difficulties of our customers, which would result in decreased ability to fund capital-intensive strategic projects and our ongoing acquisition strategy. Further, we may experience challenges in forecasting revenues and operating results due to these global economic conditions. The difficulty in forecasting revenues and operating results may result in volatility in the market price of our common stock.

In addition, the lenders under our Credit Agreement and other borrowing facilities described in Item 7 of this Form 10-K under "Liquidity and Capital Resources - Borrowing Arrangements " and the counterparties with whom we maintain interest rate swap agreements, cross-currency interest rate swaps, currency forward contracts and derivatives and other hedge agreements may be unable to perform their lending or payment obligations in whole or in part, or may cease operations or seek bankruptcy protection, which would negatively affect our cash flows and our results of operations.

Historically, our Business has been Sensitive to Changes in General Economic or Business Conditions.

Our customers generally consist of other manufacturers and suppliers who purchase industrial packaging products and containerboard and related corrugated products for their own containment and shipping purposes. Because we supply a cross section of industries, such as chemicals, food products, petroleum products, pharmaceuticals, metal products, agricultural and agrichemical products, and have operations in many countries, demand for our industrial packaging products and containerboard and related corrugated products has historically corresponded to changes in general economic and business conditions of the industries and countries in which we operate. Accordingly, our financial performance is substantially dependent upon the general economic conditions existing in these industries and countries, and any prolonged or substantial economic downturn in the markets in which we operate, including the current economic downturn, could have a material adverse affect on our business, results of operations or financial condition.

Our Operations are Subject to Currency Exchange and Political Risks that could Adversely Affect our Results of Operations.

We have operations in over 45 countries. As a result of our international operations, we are subject to certain risks that could disrupt our operations or force us to incur unanticipated costs.

Our operating performance is affected by fluctuations in currency exchange rates by:

- translations into United States dollars for financial reporting purposes of the assets and liabilities of our international operations conducted in local currencies; and
- gains or losses from transactions conducted in currencies other than the operation's functional currency.

We are subject to various other risks associated with operating in international countries, such as the following:

- political, social and economic instability;
- war, civil disturbance or acts of terrorism;
- taking of property by nationalization or expropriation without fair compensation;
- changes in government policies and regulations;
- imposition of limitations on conversions of currencies into United States dollars or remittance of dividends and other payments by international subsidiaries;
- imposition or increase of withholding and other taxes on remittances and other payments by international subsidiaries;
- hyperinflation in certain countries and the current threat of global deflation; and
- impositions or increase of investment and other restrictions or requirements by non-United States governments.

We Operate in Highly Competitive Industries.

Each of our business segments operates in highly competitive industries. The most important competitive factors we face are price, quality and service. To the extent that one or more of our competitors become more successful with respect to any of these key competitive factors, we could lose customers and our sales could decline. In addition, due to the tendency of certain customers to diversify their suppliers, we could be unable to increase or maintain sales volumes with particular customers. Certain of our competitors are substantially larger and have significantly greater financial resources.

Our Business is Sensitive to Changes in Industry Demands.

Industry demand for containerboard in the United States and certain of our industrial packaging products in our United States and international markets has varied in recent years causing competitive pricing pressures for those products. We compete in industries that are capital intensive, which generally leads to continued production as long as prices are sufficient to cover marginal costs. As a result, changes in industry demands like the current economic slowdown, including any resulting industry over-capacity, may cause substantial price competition and, in turn, negatively impact our financial performance.

The Continuing Consolidation of our Customer Base for Industrial Packaging, Containerboard and Corrugated Products may Intensify Pricing Pressures and may Negatively Impact our Financial Performance.

Over the last few years, many of our large industrial packaging, containerboard and corrugated products customers have acquired, or been acquired by, companies with similar or complementary product lines. This consolidation has increased the concentration of our largest customers, and resulted in increased pricing pressures from our customers. Any future consolidation of our customer base could negatively impact our financial performance.

Raw Material and Energy Price Fluctuations and Shortages Could Adversely Affect our Ability to Obtain the Materials Needed to Manufacture our Products and Could Adversely Affect our Manufacturing Costs.

The principal raw materials used in the manufacture of our products are steel, resin, pulpwood, old corrugated containers for recycling, and containerboard, which we purchase in highly competitive, price sensitive markets. These raw materials have historically exhibited price and demand cyclicality. Some of these materials have been, and in the future may be, in short supply. However, we have not recently experienced any significant difficulty in obtaining our principal raw materials. We have long-term supply contracts in place for obtaining a portion of our principal raw materials. The cost of producing our products is also sensitive to the price of energy (including its impact on transport costs). We have, from time to time, entered into short-term contracts to hedge certain of our energy costs. Energy prices, in particular oil and natural gas, have fluctuated in recent years, with a corresponding effect on our production costs. There can be no assurance that we will be able to recoup any past or future increases in the cost of energy and raw materials.

Tax Legislation Initiatives or Challenges to our Tax Positions Could Adversely affect our Results of Operations and Financial Condition.

We are a large multinational corporation with operations in the United States and international jurisdictions. As such, we are subject to the tax laws and regulations of the U.S. federal, state and local governments and of many international jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, U.S. federal, state and local, as well as international, tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

We may Encounter Difficulties Arising from Acquisitions.

We have invested a substantial amount of capital in acquisitions or strategic investments and we expect that we will continue to do so in the foreseeable future. We are continually evaluating acquisitions or strategic investments that are significant to our business both in the United States and internationally. Acquisitions involve numerous risks, including the failure to retain key customers, employees and contracts, the inability to integrate businesses without material disruption, unanticipated costs incurred in connection with integrating businesses, the incurrence of liabilities greater than anticipated or operating results that are less than anticipated, the inability to realize the projected value, and the synergies projected to be realized. In addition, acquisitions and integration activities require time and attention of management and other key personnel, and other companies in our industries have similar acquisition strategies. There can be no assurance that any acquisitions will be successfully integrated into our operations, that competition for acquisitions will not intensify or that we will be able to complete such acquisitions on acceptable terms and conditions. The costs of unsuccessful acquisition efforts may adversely affect our results of operations, financial condition or prospects.

Environmental and Health and Safety Matters and Product Liability Claims Could Negatively Impact our Operations and Financial Performance.

We must comply with extensive rules and regulations regarding federal, state, local and international environmental matters, such as air, soil and water quality and waste disposal. We must also comply with extensive rules and regulations regarding safety and health matters. The failure to materially comply with such rules and regulations could adversely affect our operations and financial performance. Furthermore, litigation or claims against us with respect to such matters could adversely affect our financial performance. We may also become subject to product liability claims, which could adversely affect our operations and financial performance.

Our Business may be Adversely Impacted by Work Stoppages and other Labor Relations Matters.

We are subject to risk of work stoppages and other labor relations matters because a significant number of our employees are represented by unions. We have experienced work stoppages and strikes in the past, and there may be work stoppages and strikes in the future. Any prolonged work stoppage or strike at any one of our principal manufacturing facilities could have a negative impact on our business, results of operations or financial condition.

We may be Subject to Losses that Might not be Covered in Whole or in Part by Existing Insurance Reserves or Insurance Coverage. These Uninsured Losses could Adversely Affect our Financial Performance.

We are self-insured for certain of the claims made under our employee medical and dental insurance programs and for certain of our workers' compensation claims. We establish reserves for estimated costs related to pending claims, administrative fees and claims incurred but not reported. Because establishing reserves is an inherently uncertain process involving estimates, currently established reserves may not be adequate to cover the actual liability for claims made under our employee medical and dental insurance programs and for certain of our workers' compensation claims. If we conclude that our estimates are incorrect and our reserves are inadequate for these claims, we will need to increase our reserves, which could adversely affect our financial performance.

We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried for similar properties. However, there are certain types of losses, such as losses resulting from wars, acts of terrorism, or hurricanes, tornados, or other natural disasters, that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted at that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss would adversely impact our business, financial condition and results of operations.

We purchase insurance policies covering general liability and product liability with substantial policy limits. However, there can be no assurance that any liability claim would be adequately covered by our applicable insurance policies or it would not be excluded from coverage based on the terms and conditions of the policy. This could also apply to any applicable contractual indemnity.

The Frequency and Volume of our Timber and Timberland Sales will Impact our Financial Performance.

We have a significant inventory of standing timber and timberland and approximately 58,900 acres of special use properties in the United States and Canada as of October 31, 2009. The frequency, demand for and volume of sales of timber, timberland and special use properties will have an effect on our financial performance. In addition, volatility in the real estate market for special use properties could negatively affect our results of operations.

We may Incur Additional Restructuring Costs and there is no Guarantee that our Efforts to Reduce Costs will be Successful.

We have restructured portions of our operations from time to time in recent years, and in particular, following acquisitions of businesses and periods of economic downturn, and it is possible that we may engage in additional restructuring opportunities. Because we are not able to predict with certainty acquisition opportunities that may become available to us, market conditions, the loss of large customers, or the selling prices for our products, we also may not be able to predict with certainty when it will be appropriate to undertake restructurings. It is also possible, in connection with these restructuring efforts, that our costs could be higher than we anticipate and that we may not realize the expected benefits.

As discussed elsewhere, we are also pursuing a transformation to become a leaner, more market-focused, performance-driven company—what we call the "Greif Business System." We believe that the Greif Business System has and will continue to generate productivity improvements and achieve permanent cost reductions. While we expect our cost saving initiatives to result in significant savings throughout our organization, our estimated savings are based on several assumptions that may prove to be inaccurate, and as a result, we cannot assure you that we will realize these cost savings or that, if realized, these cost savings will be sustained. If we cannot successfully implement and sustain the strategic cost reductions or other cost savings plans, our financial conditions and results of operations would be negatively affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following are our principal operating locations and the products manufactured at such facilities or the use of such facilities. We consider our operating properties to be in satisfactory condition and adequate to meet our present needs. However, we expect to make further additions, improvements and consolidations of our properties to support our business expansion.

Location	Products or Use	Owned	Leased
INDUSTRIAL PACKAGING:			
Algeria	Steel drums	1	—
Argentina	Steel and plastic drums, water bottles and distribution center	3	1
Australia	Closures	—	2
Austria	Steel drums and administrative office	—	1
Belgium	Steel and plastic drums and coordination center (shared services)	2	1
Brazil	Steel and plastic drums, water bottles, closures and general office	5	5
Canada	Fibre, steel and plastic drums, blending and packaging services and administrative office	6	1
Chile	Steel drums, water bottles and distribution center	—	1
China	Steel drums, closures and general office	—	11
Colombia	Steel and plastic drums and water bottles	1	1
Costa Rica	Steel drums	—	1
Czech Republic	Steel drums	1	—
Denmark	Fibre drums	1	—
Egypt	Steel drums	1	—
France	Fibre, steel and plastic drums, intermediate bulk containers, closures and distribution center	5	1
Germany	Fibre, steel and plastic drums and distribution center	3	2
Greece	Steel drums	1	—
Guatemala	Steel drums	1	—
Hungary	Steel drums	1	—
India	Closures	1	—
Ireland	Warehouse	—	1
Italy	Steel and plastic drums, water bottles and distribution center	1	1
Jamaica	Distribution center	—	1
Kazakhstan	Distribution center	—	1
Kenya	Steel and plastic drums	—	1
Malaysia	Steel and plastic drums	—	2
Mexico	Fibre, steel and plastic drums, closures and distribution center	2	1
Morocco	Steel and plastic drums and plastic bottles	1	—
Netherlands	Fibre, steel and plastic drums, closures, research center and general office	4	—
New Zealand	Intermediate bulk containers	—	1
Nigeria	Steel and plastic drums	—	3
Philippines	Steel drums and water bottles	—	1
Poland	Steel drums and water bottles	2	—
Portugal	Steel drums	1	—
Russia	Steel drums, water bottles and intermediate bulk containers	8	—
Saudi Arabia	Steel drums	—	1
Singapore	Steel drums, steel parts and distribution center	—	2
South Africa	Steel and plastic drums and distribution center	—	5
Spain	Steel drums and distribution center	3	—

Location	Products or Use	Owned	Leased
Sweden	Fibre and steel drums and distribution center	2	—
Turkey	Steel drums and water bottles	1	—
Ukraine	Distribution center and water bottles	—	1
United Kingdom	Steel and plastic drums, water bottles and distribution center	3	3
United States	Fibre, steel and plastic drums, intermediate bulk containers, closures, steel parts, water bottles, and distribution centers and blending and packaging services	24	26
Uruguay	Steel and plastic drums	—	1
Venezuela	Steel and plastic drums and water bottles	2	—
Vietnam	Steel drums	—	1
PAPER PACKAGING:			
United States	Corrugated sheets, containers and other products, containerboard, multiwall bags, investment property and distribution center	20	5
TIMBER:			
United States	General offices	5	—
CORPORATE:			
United States	Principal and general offices	2	—

We also own a substantial number of timber properties comprising approximately 256,700 acres in the states of Alabama, Louisiana and Mississippi and approximately 25,050 acres in the provinces of Ontario and Quebec in Canada as of October 31, 2009.

ITEM 3. LEGAL PROCEEDINGS

We do not have any pending material legal proceedings.

From time to time, various legal proceedings arise at the country, state or local levels involving environmental sites to which we have shipped, directly or indirectly, small amounts of toxic waste, such as paint solvents. To date, we have been classified as a "de minimis" participant and such proceedings do not involve potential monetary sanctions in excess of $100,000.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of the year covered by this Form 10-K.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of our Class A and Class B Common Stock are listed on the New York Stock Exchange under the symbols GEF and GEF.B, respectively.

Financial information regarding our two classes of common stock, as well as the number of holders of each class and the high, low and closing sales prices for each class for each quarterly period for the two most recent years, is included in Note 16 to the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K, which Note is incorporated herein by reference.

We pay quarterly dividends of varying amounts computed on the basis described in Note 9 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K, which Note is incorporated herein by reference. The annual dividends paid for the last two years are as follows:

2009 year dividends per share - Class A $1.52; Class B $2.27

2008 year dividends per share - Class A $1.32; Class B $1.97

The terms of our Credit Agreement limit our ability to make "restricted payments," which include dividends and purchases, redemptions and acquisitions of our equity interests. The payment of dividends and other restricted payments are subject to the condition that certain defaults not exist under the terms of the Credit Agreement and are limited in amount by a formula based, in part, on our consolidated net income. Refer to "Liquidity and Capital Resources—Borrowing Arrangements" in Item 7 of this Form 10-K.

The following tables set forth our purchases of our shares of Class B Common Stock during 2009. No shares of Class A Common Stock were purchased during 2009.

Issuer Purchases of Class B Common Stock

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs(1)
November 2008	—	—	—	1,266,728
December 2008	100,000	$31.45	100,000	1,166,728
January 2009	—	—	—	1,166,728
February 2009	—	—	—	1,166,728
March 2009	—	—	—	1,166,728
April 2009	—	—	—	1,166,728
May 2009	—	—	—	1,166,728
June 2009	—	—	—	1,166,728
July 2009	—	—	—	1,166,728
August 2009	—	—	—	1,166,728
September 2009	—	—	—	1,166,728
October 2009	—	—	—	1,166,728
Total	100,000		100,000	

(1) Our Board of Directors has authorized a stock repurchase program which permits us to purchase up to 4.0 million shares of our Class A or Class B Common Stock, or any combination thereof. As of October 31, 2009, the maximum number of shares that could be purchased was 1,166,728, which may be any combination of Class A or Class B Common Stock.

Performance Graph

The following graph compares the performance of shares of our Class A and B Common Stock to that of the Standard and Poor's 500 Index and our industry group (Peer Index) assuming $100 invested on October 31, 2004. The graph does not purport to represent our value.


$350
$300
$250
$200
$150
$100
$50
$0
Indexed Prices
10/31/04
10/31/05
10/31/06
10/31/07
10/31/08
10/31/09
S&P 500 Index
Peer Index
Greif Cl A
Greif Cl B

The Peer Index comprises the containers and packaging index as shown by Dow Jones.

ITEM 6. SELECTED FINANCIAL DATA

The five-year selected financial data is as follows (Dollars in thousands, except per share amounts)(1):

As of and for the years ended October 31,	2009	2008	2007	2006	2005
Net sales	$2,792,217	$3,790,531	$3,331,597	$2,630,337	$2,424,297
Net income	$ 132,433	$ 234,354	$ 156,368	$ 142,119	$ 104,656
Total assets	$2,812,510	$2,745,898	$2,652,711	$2,188,001	$1,883,323
Long-term debt, including current portion of long-term debt	$ 738,608	$ 673,171	$ 622,685	$ 481,408	$ 430,400
Basic earnings per share:					
Class A Common Stock	$ 2.29	$ 4.04	$ 2.69	$ 2.46	$ 1.82
Class B Common Stock	$ 3.42	$ 6.04	$ 4.04	$ 3.69	$ 2.73
Diluted earnings per share:					
Class A Common Stock	$ 2.28	$ 3.99	$ 2.65	$ 2.42	$ 1.78
Class B Common Stock	$ 3.42	$ 6.04	$ 4.04	$ 3.69	$ 2.73
Dividends per share:					
Class A Common Stock	$ 1.52	$ 1.32	$ 0.92	$ 0.60	$ 0.40
Class B Common Stock	$ 2.27	$ 1.97	$ 1.37	$ 0.89	$ 0.59

(1) All share information presented in this table has been adjusted to reflect a 2-for-1 stock split of our shares of Class A and Class B Common Stock as of the close of business on March 19, 2007 distributed on April 11, 2007.

The results of operations include the effects of pretax restructuring charges of $66.6 million, $43.2 million, $21.2 million, $33.2 million, and $35.7 million for 2009, 2008, 2007, 2006, and 2005, respectively; pretax debt extinguishment charges of $0.8 million, $23.5 million and $2.8 million for 2009, 2007 and 2005, respectively; restructuring-related inventory charges of $10.8 million for 2009; and large timberland gains of $41.3 million and $56.3 million for 2006 and 2005, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements and notes, which appear elsewhere in this Form 10-K. The terms "Greif," "our company," "we," "us," and "our" as used in this discussion refer to Greif, Inc. and subsidiaries.

Business Segments

We operate in three business segments: Industrial Packaging; Paper Packaging; and Land Management (formerly referred to as Timber).

We are a leading global provider of industrial packaging products, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products and polycarbonate water bottles, and services, such as blending, filling and other packaging services, logistics and warehousing. We seek to provide complete packaging solutions to our customers by offering a comprehensive range of products and services on a global basis. We sell our industrial packaging products to customers in industries such as chemicals, paint and pigments, food and beverage, petroleum, industrial coatings, agricultural, pharmaceutical and mineral, among others.

We sell our containerboard, corrugated sheets, other corrugated products and multiwall bags to customers in North America in industries such as packaging, automotive, food and building products. Our corrugated container products are used to ship such diverse products as home appliances, small machinery, grocery products, building products, automotive components, books and furniture, as well as numerous other applications. Our industrial and consumer multiwall bag products are used to ship a wide range of industrial and consumer products, such as seed, fertilizers, chemicals, concrete, flour, sugar, feed, pet foods, popcorn, charcoal and salt, primarily for the agricultural, chemical, building products and food industries.

As of October 31, 2009, we owned approximately 256,700 acres of timber properties in the southeastern United States, which were actively managed, and approximately 25,050 acres of timber properties in Canada. Our land management team is focused on the active harvesting and regeneration of our timber properties to achieve sustainable long-term yields on our timberland. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of available merchantable acreage of timber, market and weather conditions. We also sell, from time to time, timberland and special use land, which consists of surplus land, HBU land, and development land.

Greif Business System

In 2003, we began a transformation to become a leaner, more market-focused, performance-driven company — what we call the "Greif Business System." We believe the Greif Business System has and will continue to generate productivity improvements and achieve permanent cost reductions. The Greif Business System continues to focus on opportunities such as improved labor productivity, material yield and other manufacturing efficiencies, along with further plant consolidations. In addition, as part of the Greif Business System and contingency actions, we have launched a strategic sourcing initiative to more effectively leverage our global spending and lay the foundation for a world-class sourcing and supply chain capability. In response to the current economic slowdown, we accelerated the implementation of certain Greif Business System initiatives.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these consolidated financial statements, in accordance with these principles, require us to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements.

A summary of our significant accounting policies is included in Note 1 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K. We believe that the consistent application of these policies enables us to provide readers of the consolidated financial statements with useful and reliable information about our results of operations and financial condition. The following are the accounting policies that we believe are most important to the portrayal of our results of operations and financial condition and require our most difficult, subjective or complex judgments.

Allowance for Accounts Receivable. We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. In addition, we recognize allowances for bad debts based on the length of time receivables are past due with allowance percentages, based on our historical experiences, applied on a graduated scale relative to the age of the receivable amounts. If circumstances change (e.g., higher than expected bad debt experience or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due to us could change by a material amount.

Inventory Reserves. Reserves for slow moving and obsolete inventories are provided based on historical experience, inventory aging and product demand. We continuously evaluate the adequacy of these reserves and make adjustments to these reserves as required. We also evaluate reserves for losses under firm purchase commitments for goods or inventories.

Net Assets Held for Sale. Net assets held for sale represent land, buildings and land improvements less accumulated depreciation. We record net assets held for sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" *(codified under Accounting Standards Codification ("ASC") 360 "Property, Plant, and Equipment")*, at the lower of carrying value or fair value less cost to sell. Fair value is based on the estimated proceeds from the sale of the facility utilizing recent purchase offers, market comparables and/or data obtained from our commercial real estate broker. Our estimate as to fair value is regularly reviewed and subject to changes in the commercial real estate markets and our continuing evaluation as to the facility's acceptable sale price.

Properties, Plants and Equipment. Depreciation on properties, plants and equipment is provided on the straight-line method over the estimated useful lives of our assets.

We own timber properties in the southeastern United States and in Canada. With respect to our United States timber properties, which consisted of approximately 256,700 acres at October 31, 2009, depletion expense is computed on the basis of cost and the estimated recoverable timber acquired. Our land costs are maintained by tract. Merchantable timber costs are maintained by five product classes, pine sawtimber, pine chip-n-saw, pine pulpwood, hardwood sawtimber and hardwood pulpwood, within a "depletion block," with each depletion block based upon a geographic district or subdistrict. Currently, we have eight depletion blocks. These same depletion blocks are used for pre-merchantable timber costs. Each year, we estimate the volume of our merchantable timber for the five product classes by each depletion block. These estimates are based on the current state in the growth cycle and not on quantities to be available in future years. Our estimates do not include costs to be incurred in the future. We then project these volumes to the end of the year. Upon acquisition of a new timberland tract, we record separate amounts for land, merchantable timber and pre-merchantable timber allocated as a percentage of the values being purchased. These acquisition volumes and costs acquired during the year are added to the totals for each product class within the appropriate depletion block(s). The total of the beginning, one-year growth and acquisition volumes are divided by the total undepleted historical cost to arrive at a depletion rate, which is then used for the current year. As timber is sold, we multiply the volumes sold by the depletion rate for the current year to arrive at the depletion cost. Our Canadian timber properties, which consisted of approximately 25,050 acres at October 31, 2009, did not have any depletion expense since they were not actively managed at this time.

We believe that the lives and methods of determining depreciation and depletion are reasonable; however, using other lives and methods could provide materially different results.

Derivative Financial Instruments. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" *(codified under ASC 815 "Derivatives and Hedging")*, we record all derivatives in the consolidated balance sheets as either assets or liabilities measured at fair value. Dependent on the designation of the derivative instrument, changes in fair value are recorded to earnings or shareholders' equity through other comprehensive income (loss).

Restructuring Reserves. Restructuring reserves are determined in accordance with appropriate accounting guidance, including SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" *(codified under ASC 420 "Exit or Disposal Cost Obligations")*, and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges," depending upon the facts and circumstances surrounding the situation. Restructuring reserves are further discussed in Note 5 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

Pension and Postretirement Benefits. Pension and postretirement benefit expenses and liabilities are determined by our actuaries using assumptions about the discount rate, expected return on plan assets, rate of compensation increase and health care cost trend rates. Further discussion of our pension and postretirement benefit plans and related assumptions is contained in Notes 12 and 13 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K. The results would be different using other assumptions.

Income Taxes. Our effective tax rate is based on income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. In the first quarter of fiscal 2008, we adopted the provisions of FASB Interpretation "FIN" 48, "Accounting for Uncertainty in Income Taxes" *(codified under ASC 740 "Income Taxes")*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" *(codified under ASC 740 "Income Taxes")*. This standard provides that a tax benefit from uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate as well as related interest and penalties.

A number of years may elapse before a particular matter, for which we have established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of our cash. Favorable resolution would be recognized as a reduction to our effective tax rate in the period of resolution.

Valuation allowances are established where expected future taxable income does not support the realization of the deferred tax assets.

We have estimated the reasonably possible expected net change in unrecognized tax benefits through October 31, 2010 based on lapses of the applicable statutes of limitations of unrecognized tax benefits. The estimated net decrease in unrecognized tax benefits for the next 12 months ranges from $2.2 million to $2.4 million. Actual results may differ materially from this estimated range.

Environmental Cleanup Costs. We expense environmental expenditures related to existing conditions caused by past or current operations and from which no current or future benefit is discernable. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The capitalized cost at October 31, 2009, 2008, and 2007 was immaterial.

Environmental expenses were $(2.1) million, $0.4 million, and $0.2 million in 2009, 2008, and 2007, respectively. In 2009, we reduced the environmental liability at our blending facility in Chicago, Illinois, by $3.2 million due to a revised third party estimate which reduced our total estimated cleanup costs. Environmental cash expenditures were $3.4 million, $3.2 million, and $1.6 million in 2009, 2008 and 2007, respectively. Our reserves for environmental liabilities at October 31, 2009 amounted to $33.4 million, which included a reserve of $17.9 million related to our blending facility in Chicago, Illinois, $10.9 million related to our European drum facilities and $3.4 million related to our facility in Lier, Belgium. The remaining reserves were for asserted and unasserted environmental litigation, claims and/or assessments at manufacturing sites and other locations where we believe it is probable the outcome of such matters will be unfavorable to us, but the environmental exposure at any one of those sites was not individually material. We cannot determine either the timing or the amount of payments for our environmental exposure beyond 2009. Reserves for large environmental exposures are principally based on environmental studies and cost estimates provided by third parties, but also take into account management estimates. Reserves for less significant environmental exposures are principally based on management estimates.

We anticipate that expenditures for remediation costs at most of the sites will be made over an extended period of time. Given the inherent uncertainties in evaluating environmental exposures, actual costs may vary from those estimated at October 31, 2009. Our exposure to adverse developments with respect to any individual site is not expected to be material. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occur in a particular quarter or fiscal year, we believe that the chance of a series of adverse developments occurring in the same quarter or fiscal year is remote. Future information and developments will require us to continually reassess the expected impact of these environmental matters.

Self-Insurance. We are self-insured for certain of the claims made under our employee medical and dental insurance programs. We had recorded liabilities totaling $4.0 million and $4.1 million for estimated costs related to outstanding claims at October 31, 2009 and 2008, respectively. These costs include an estimate for expected settlements on pending claims, administrative fees and an estimate for claims incurred but not reported. These estimates are based on our assessment of outstanding claims, historical analyses and current payment trends. We record an estimate for the claims incurred but not reported using an estimated lag period based upon historical information. This lag period assumption has been consistently applied for the periods presented. If the lag period was hypothetically adjusted by a period equal to a half month, the impact on earnings would be approximately $1.0 million. However, we believe the reserves recorded are adequate based upon current facts and circumstances.

We have certain deductibles applied to various insurance policies including general liability, product, auto and workers' compensation. Deductible liabilities are insured through our captive insurance subsidiary, which had recorded liabilities totaling $21.5 million and $20.6 million for anticipated costs related to general liability, product, auto and workers' compensation at October 31, 2009 and 2008, respectively. These costs include an estimate for expected settlements on pending claims, defense costs and an estimate for claims incurred but not reported. These estimates are based on our assessment of outstanding claims, historical analysis, actuarial information and current payment trends.

Contingencies. Various lawsuits, claims and proceedings have been or may be instituted or asserted against us, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot currently be determined because of the considerable uncertainties that exist.

All lawsuits, claims and proceedings are considered by us in establishing reserves for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" *(codified under ASC 450 "Contingencies")*. In accordance with the provisions of SFAS No. 5, we accrue for a litigation-related liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information known to us, we believe that our reserves for these litigation-related liabilities are reasonable and that the ultimate outcome of any pending matters is not likely to have a material adverse effect on our financial position or results from operations.

Goodwill, Other Intangible Assets and Other Long-Lived Assets. We account for goodwill in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets" *(codified under ASC 350 "Intangibles—Goodwill and Other")*. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually or when indicators of impairment exist. Intangible assets with finite lives, primarily customer relationships and patents and trademarks, continue to be amortized over their useful lives. In conducting the impairment test, the estimated fair value of our reporting units is compared to its carrying amount including goodwill. If the estimated fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the estimated fair value, further analysis is performed to assess impairment.

Our determination of estimated fair value of the reporting units is based on a discounted cash flow analysis, a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA") and, if available, a review of the price/earnings ratio for publicly traded companies similar in nature, scope and size of the applicable reporting unit. The discount rates used for impairment testing are based on the risk-free rate plus an adjustment for risk factors. The EBITDA multiples used for impairment testing are judgmentally selected based on factors such as the nature, scope and size of the applicable reporting unit. The use of alternative estimates, peer groups or changes in the industry, or adjusting the discount rate, EBITDA multiples or price earnings ratios used could affect the estimated fair value of the assets and potentially result in impairment. Any identified impairment would result in an adjustment to our results of operations.

We performed our annual impairment tests in fiscal 2009, 2008 and 2007, which resulted in no impairment charges. Decreasing the price/earnings ratio of competitors used for impairment testing by one point or increasing the discount rate in the discounted cash flow analysis used for impairment testing by 1% would not have indicated impairment for any of our reporting units for fiscal 2009, 2008 or 2007. Refer to Note 4 of the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional information regarding goodwill and other intangibles.

Revenue Recognition. We recognize revenue when title passes to customers or services have been rendered, with appropriate provision for returns and allowances. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ***(codified under ASC 605 "Revenue Recognition").***

Timberland disposals, timber and special use property revenues are recognized when closings have occurred, required down payments have been received, title and possession have been transferred to the buyer, and all other criteria for sale and profit recognition have been satisfied.

We report the sale of surplus and higher and better use ("HBU") property in our consolidated statements of income under "gain on disposals of properties, plants and equipment, net" and report the sale of development property under "net sales" and "cost of products sold." All HBU and development property, together with surplus property, is used by us to productively grow and sell timber until sold.

Other Items. Other items that could have a significant impact on the financial statements include the risks and uncertainties listed in Item 1A under "Risk Factors." Actual results could differ materially using different estimates and assumptions, or if conditions are significantly different in the future.

RESULTS OF OPERATIONS

Historically, revenues and earnings may or may not be representative of future operating results due to various economic and other factors.

The non-GAAP financial measure of operating profit before the impact of restructuring charges, restructuring-related inventory charges, and timberland disposals, net is used throughout the following discussion of our results of operations (except with respect to the segment discussions for Industrial Packaging and Paper Packaging, where timberland disposals, net are not applicable and except with respect to Land Management where restructuring-related inventory charges are not applicable). Operating profit before the impact of restructuring charges, restructuring-related inventory charges, and timberland disposals, net is equal to operating profit plus restructuring charges, and restructuring-related inventory charges less timberland gains plus timberland losses. We use operating profit before the impact of restructuring charges, restructuring-related inventory charges, and timberland disposals, net because we believe that this measure provides a better indication of our operational performance because it excludes restructuring charges and restructuring-related inventory charges, which are not representative of ongoing operations, and timberland disposals, net which are volatile from period to period, and it provides a more stable platform on which to compare our historical performance.

The following table sets forth the net sales and operating profit for each of our business segments for 2009, 2008 and 2007 (Dollars in thousands):

For the year ended October 31,	2009	2008	2007
Net Sales			
Industrial Packaging	$2,266,890	$3,074,834	$2,662,949
Paper Packaging	504,687	696,902	653,734
Land Management	20,640	18,795	14,914
Total net sales	$2,792,217	$3,790,531	$3,331,597
Operating Profit			
Operating profit, before the impact of restructuring charges, restructuring-related inventory changes, and timberland disposals, net:			
Industrial Packaging	$ 231,723	$ 315,157	$ 229,361
Paper Packaging	58,731	77,420	67,725
Land Management	22,237	20,571	14,373
Total operating profit before the impact of restructuring charges, restructuring-related inventory changes, and timberland disposals, net	312,691	413,148	311,459
Restructuring charges:			
Industrial Packaging	65,742	33,971	16,010
Paper Packaging	685	9,155	5,219
Land Management	163	76	—
Total restructuring charges	66,590	43,202	21,229
Restructuring-related inventory charges:			
Industrial Packaging	10,772	—	—
Paper Packaging	—	—	—
Timberland disposals, net:			
Land Management	—	340	(648)
Operating profit:			
Industrial Packaging	155,209	281,186	213,351
Paper Packaging	58,046	68,265	62,506
Land Management	22,074	20,835	13,725
Total operating profit	$ 235,329	$ 370,286	$ 289,582

Year 2009 Compared to Year 2008

Overview

Net sales decreased 26.3% on a year over year basis to $2,792.2 million in 2009 from $3,790.5 million in 2008. The $998.3 million decrease was due to lower sales volumes (16.7%), foreign currency translation (6.0%), and lower selling prices (3.6%). The 20.3% constant-currency decrease was primarily due to lower sales volumes resulting from the sharp decline in the global economy and lower selling prices primarily resulting from the pass-through of lower raw material costs.

Operating profit was $235.3 million and $370.3 million in 2009 and 2008, respectively. Operating profit before the impact of restructuring charges, restructuring-related inventory charges and timberland disposals, net was $312.7 million for 2009 compared to $413.1 million for 2008. The $100.4 million decrease in operating profit before the impact of restructuring charges, restructuring-related inventory charges and timberland disposals, net was principally due to decreases in Industrial Packaging ($83.4 million) and Paper Packaging ($18.7 million) and an increase in Land Management ($1.7 million). Operating profit, expressed as a percentage of net sales, decreased to 8.4% for 2009 from 9.8% in 2008. Operating profit before restructuring charges, restructuring-related inventory charges, and the impact of timberland disposals, net, expressed as a percentage of net sales, increased to 11.2% for 2009 from 10.9% in 2008.

Segment Review

Industrial Packaging

Our Industrial Packaging segment offers a comprehensive line of industrial packaging products and services, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products, and polycarbonate water bottles, and services, such as blending, filling and other packaging services, logistics and warehousing. The key factors influencing profitability in the Industrial Packaging segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs and availability, primarily steel, resin and containerboard;
- Energy and transportation costs;
- Benefits from executing the Greif Business System;
- Restructuring charges and restructuring-related inventory charges;
- Contributions from recent acquisitions;
- Divestiture of business units and disposals of assets and facilities; and
- Impact of foreign currency translation.

In this segment, net sales decreased 26.3% to $2,266.9 million in 2009 compared to $3,074.8 million in 2008 due to lower sales volume, foreign currency translation, and lower selling prices. The Industrial Packaging segment was directly impacted by lower sales volumes resulting from the sharp decline in the global economy and lower selling prices primarily resulting from the pass-through of lower raw material costs.

Gross profit margin for the Industrial Packaging segment was 18.8% in 2009 compared to 18.6% in 2008, primarily due to the continued implementation of the Greif Business System and specific contingency actions (lower labor, transportation, and other manufacturing costs).

Operating profit was $155.2 million in 2009 compared to $281.2 million in 2008. Operating profit before the impact of restructuring charges and restructuring-related inventory charges decreased to $231.7 million in 2009 compared to $315.2 million in 2008. The decrease in operating profit was primarily due to lower net sales which were partially offset by net gains on asset disposals, lower raw material costs and related LIFO benefits, partially offset by lower of cost or market steel inventory write-downs early in the year and by increased supply chain costs caused by temporary spot steel shortages in some of our markets later in the year.

Paper Packaging

Our Paper Packaging segment sells containerboard, corrugated sheets, corrugated containers and multiwall bags in North America. The key factors influencing profitability in the Paper Packaging segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily old corrugated containers;
- Energy and transportation costs;
- Benefits from executing the Greif Business System; and
- Restructuring charges.

In this segment, net sales decreased 27.6% to $504.7 million in 2009 from $696.9 million in 2008. The $192.2 million decrease was primarily due to lower sales volumes and lower selling prices.

Gross profit margin for the Paper Packaging segment was 19.5% in 2009 compared to 17.1% in 2008. The Paper Packaging segment's cost of products sold continue to benefit from the Greif Business System and specific contingency initiatives.

Operating profit was $58.0 million and $68.3 million in 2009 and 2008, respectively. Operating profit before the impact of restructuring charges decreased to $58.7 million in 2009 compared to $77.4 million in 2008. The decrease in operating profit before the impact of restructuring charges was primarily due to lower net sales, partially offset by lower raw material costs, especially for old corrugated containers, and related LIFO benefits. In addition, labor, transportation and energy costs were lower in 2009 as compared to 2008.

Land Management (Formerly Timber)

As of October 31, 2009, our Land Management segment consisted of approximately 256,700 acres of timber properties in the southeastern United States, which are actively harvested and regenerated, and approximately 25,050 acres in Canada. The key factors influencing profitability in the Land Management segment are:

- Planned level of timber sales;
- Selling prices and customer demand;
- Gains (losses) on sale of timberland; and
- Sale of special use properties (surplus, HBU, and development properties).

In this segment, net sales were $20.6 million in 2009 compared to $18.8 million in 2008. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions.

Operating profit was $22.1 million and $20.8 million in 2009 and 2008, respectively. Operating profit before the impact of restructuring charges and timberland disposals, net was $22.2 million in 2009 compared to $20.6 million in 2008. Included in these amounts were profits from the sale of special use properties of $14.8 million in 2009 and $16.8 million in 2008.

In order to maximize the value of our timber property, we continue to review our current portfolio and explore the development of certain of these properties in Canada and the United States. This process has led us to characterize our property as follows:

- Surplus property, meaning land that cannot be efficiently or effectively managed by us, whether due to parcel size, lack of productivity, location, access limitations or for other reasons.
- HBU property, meaning land that in its current state has a higher market value for uses other than growing and selling timber.
- Development property, meaning HBU land that, with additional investment, may have a significantly higher market value than its HBU market value.
- Timberland, meaning land that is best suited for growing and selling timber.

We report the sale of surplus and HBU property in our consolidated statements of income under "gain on disposals of properties, plants and equipment, net" and report the sale of development property under "net sales" and "cost of products sold." All HBU and development property, together with surplus property, continues to be used by us to productively grow and sell timber until sold.

Whether timberland has a higher value for uses other than growing and selling timber is a determination based upon several variables, such as proximity to population centers, anticipated population growth in the area, the topography of the land, aesthetic considerations, including access to lakes or rivers, the condition of the surrounding land, availability of utilities, markets for timber and economic considerations both nationally and locally. Given these considerations, the characterization of land is not a static process, but requires an ongoing review and re-characterization as circumstances change.

At October 31, 2009, we estimated that there were approximately 58,900 acres in Canada and the United States of special use property, which we expect will be available for sale in the next five to seven years.

Other Income Statement Changes

Cost of Products Sold

Cost of products sold, as a percentage of net sales, decreased to 80.8% in 2009 from 81.7% in 2008 primarily as a result of lower raw material costs, related LIFO benefits and contributions from further execution of incremental and accelerated Greif Business System initiatives and specific contingency actions. These positive factors were partially offset by $10.8 million of restructuring-related inventory charges.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses were $267.6 million, or 9.6% of net sales, in 2009 compared to $339.2 million, or 9.0% of net sales, in 2008. The dollar decrease in our SG&A expense was primarily due to the reduction in personnel on a period over period basis, tighter controls over SG&A expenses, and accelerated Greif Business System and specific contingency initiatives including reductions on both travel related programs and professional fees. SG&A expense as a percentage of net sales increased as a result of decreased net sales in 2009 as compared to 2008.

Restructuring Charges

Restructuring charges were $66.6 million and $43.2 million in 2009 and 2008, respectively.

Restructuring charges for 2009 consisted of $28.4 million in employee separation costs, $19.6 million in asset impairments, and $18.6 million in other restructuring costs. The focus of the 2009 restructuring activities was on business realignment due to the economic downturn and further implementation of the Greif Business System. Nineteen company-owned plants in the Industrial Packaging segment were closed. A total of 1,294 employees were severed during 2009. In addition, we recorded $10.8 million of restructuring-related inventory charges as a cost of products sold in our Industrial Packaging segment related to excess inventory adjustments of closed facilities.

Restructuring charges for 2008 consisted of $20.6 million in employee separation costs, $12.3 million in asset impairments, $0.4 million in professional fees and $9.9 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. Six company-owned plants in the Industrial Packaging segment and four company-owned plants in the Paper Packaging segment were closed. Additionally, severance costs were incurred due to the elimination of certain operating and administrative positions throughout the world. A total of 630 employees were severed during 2008.

See Note 5 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding our restructuring activities.

Timberland Disposals, Net

For 2009, we recorded no net gain on sale of timberland property compared to a net gain of $0.3 million in 2008.

Gain on Disposal of Properties, Plants and Equipment, Net

For 2009, we recorded a gain on disposal of properties, plants and equipment, net of $34.4 million, primarily consisting of a $17.2 million pre-tax net gain on the sale of specific Industrial Packaging segment assets and facilities in North America and $14.8 million in net gains from the sale of surplus and HBU timber properties. During 2008, gain on disposal of properties, plants and equipment, net was $59.5 million, primarily consisting of a $29.9 million pre-tax net gain on the divestiture of business units in Australia and our controlling interest in a Zimbabwean operation, and $15.2 million in net gains from the sale of surplus and HBU timber properties.

Interest Expense, Net

Interest expense, net, was $53.6 million and $49.6 million in 2009 and 2008, respectively. The increase was primarily due to higher outstanding debt as a result of our new $700 million senior secured credit facility and the issuance of our new $250 million Senior Notes due 2019 at 7.75%

Debt Extinguishment Charges

In 2009, we completed a new $700 million senior secured credit facility. This facility replaced an existing $450 million revolving credit facility that was scheduled to mature in March 2010. As a result of this transaction, a debt extinguishment charge of $0.8 million related to the write-off of unamortized capitalized debt issuance costs was recorded.

Other Expense, Net

Other expense, net was $7.2 million in 2009 compared to $8.8 million in 2008. The decrease was primarily due to foreign exchange losses of $0.1 million in 2009 as compared to losses of $1.7 million in 2008.

Income Tax Expense

During 2009, the effective tax rate was 21.7% compared to 23.6% in 2008. The decrease in the effective tax rate was primarily due a change in the mix of income in the United States compared to regions outside of the United States, where tax rates were lower, among other factors. The effective tax rate may fluctuate based on the mix of income inside and outside the United States and other factors.

Equity in Earnings of Affiliates and Minority Interests

For equity in earnings of affiliates and minority interests, we recorded a loss of $3.6 million in 2009 compared to a loss of $3.9 million in 2008. We have majority interests in various companies, and the minority interests in the respective net income of these companies have been recorded as an expense. These expenses were partially offset by equity earnings of our unconsolidated affiliates.

Net Income

Based on the foregoing, net income decreased $102.0 million to $132.4 million in 2009 from $234.4 million in 2008.

Year 2008 Compared to Year 2007

Overview

Net sales increased 14% (10% excluding the impact of foreign currency translation) to $3,790.5 million in 2008 compared to $3,331.6 million in 2007. The $458.9 million increase was due to Industrial Packaging ($411.8 million), Paper Packaging ($43.2 million) and Land Management ($3.9 million). Strong organic sales growth for industrial packaging products and higher selling prices, principally in response to higher raw material costs, drove the 10% constant-currency increase.

Operating profit was $370.3 million and $289.6 million in 2008 and 2007, respectively. Operating profit before the impact of restructuring charges and timberland disposals, net was $413.1 million for 2008 compared to $311.5 million for 2007. The $101.6 million increase was principally due to higher operating profit in Industrial Packaging ($85.7 million), Paper Packaging ($9.7 million) and Land Management ($6.2 million). Operating profit, expressed as a percentage of net sales, increased to 9.8% for 2008 from 8.7% in 2007. Operating profit before restructuring charges and the impact of timberland disposals, net, expressed as a percentage of net sales, increased to 10.9% for 2008 from 9.4% in 2007.

Segment Review

Industrial Packaging

Our Industrial Packaging segment offers a comprehensive line of industrial packaging products and services, such as steel, fibre and plastic drums, intermediate bulk containers, closure systems for industrial packaging products, transit protection products, and polycarbonate water bottles, and services, such as blending, filling and other packaging services, logistics and warehousing. The key factors influencing profitability in the Industrial Packaging segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily steel, resin and containerboard;
- Energy and transportation costs;
- Benefits from executing the Greif Business System;

- Restructuring charges;
- Contributions from recent acquisitions;
- Divestiture of business units; and
- Impact of foreign currency translation.

In this segment, net sales increased 16% to $3,074.8 million in 2008 compared to $2,662.9 million in 2007—an increase of 10% excluding the impact of foreign currency translation. Higher sales volumes across all regions, with particular strength in emerging markets, in addition to higher selling prices in response to higher raw material costs, continued to drive the segment's organic growth.

Gross profit margin for the Industrial Packaging segment was 18.5% in 2008 compared to 18.3% in 2007, primarily due to the continued implementation of the Greif Business System (lower labor, transportation and other manufacturing costs).

Operating profit was $281.2 million in 2008 compared to $213.4 million in 2007. Operating profit before the impact of restructuring charges increased to $315.2 million in 2008 compared to $229.4 million in 2007. The increase in operating profit was primarily due to improvement in sales volumes, higher selling prices and contributions from the Greif Business System, which were partially offset by higher input costs.

Paper Packaging

Our Paper Packaging segment sells containerboard, corrugated sheets, corrugated containers and multiwall bags in North America. The key factors influencing profitability in the Paper Packaging segment are:

- Selling prices, customer demand and sales volumes;
- Raw material costs, primarily old corrugated containers;
- Energy and transportation costs;
- Benefits from executing the Greif Business System; and
- Restructuring charges.

In this segment, net sales were $696.9 million in 2008 compared to $653.7 million in 2007. The increase in net sales was principally due to higher selling prices, including a containerboard price increase implemented in the fourth quarter of 2007 and the realization of a containerboard price increase implemented in the fourth quarter of 2008.

Gross profit margin for the Paper Packaging segment was 17.1% in 2008 compared to 17.4% in 2007. This decrease was primarily due to higher input costs, including energy and transportation, partially offset by higher selling prices from the containerboard increase implemented in the fourth quarter of 2007 and the partial realization of an increase implemented in the fourth quarter of 2008.

Operating Profit was $68.3 million and $62.5 million in 2008 and 2007, respectively. Operating profit before the impact of restructuring charges increased to $77.4 million in 2008 compared to $67.7 million in 2007. The increase was primarily due to higher selling prices from containerboard increases, partially offset by higher input costs, including increased energy costs and increased transportation costs.

Land Management (Formerly Timber)

As of October 31, 2008, our Land Management segment consisted of approximately 268,700 acres of timber properties in the southeastern United States, which are actively harvested and regenerated, and approximately 27,450 acres in Canada. The key factors influencing profitability in the Land Management segment are:

- Planned level of timber sales;
- Selling prices and customer demand
- Gains (losses) on sale of timberland; and
- Sale of special use properties (surplus, HBU, and development properties).

Net sales were $18.8 million in 2008 compared to and $14.9 million in 2007. While timber sales are subject to fluctuations, we seek to maintain a consistent cutting schedule, within the limits of market and weather conditions.

Operating profit was $20.8 million and $13.7 million in 2008 and 2007, respectively. Operating profit before the impact of restructuring charges and timberland disposals, net was $20.6 million in 2008 compared to $14.4 million in 2007. Included in these amounts were profits from the sale of special use properties of $16.8 million in 2008 and $9.5 million in 2007.

At October 31, 2008, we estimated that there were approximately 61,600 acres in Canada and the United States of special use property, which we expect will be available for sale in the next five to seven years.

Other Income Statement Changes

Cost of Products Sold

Cost of products sold, as a percentage of net sales, decreased to 81.7% in 2008 from 81.8% in 2007. Cost of products sold, as a percentage of net sales, primarily decreased as a result of the improvement in net sales and positive contributions from the Greif Business System. These positive factors were partially offset by higher raw material, transportation and energy costs compared to 2007.

Selling, General and Administrative Expenses

SG&A expenses were $339.2 million, or 9.0% of net sales, in 2008 compared to $313.4 million, or 9.4% of net sales, in 2007. The dollar increase in our SG&A expense was primarily due to acquisition synergies and the impact of foreign currency translation, partially offset by tighter controls over SG&A expenses.

Restructuring Charges

Restructuring charges were $43.2 million and $21.2 million in 2008 and 2007, respectively.

Restructuring charges for 2008 consisted of $20.6 million in employee separation costs, $12.3 million in asset impairments, $0.4 million in professional fees and $9.9 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. Six company-owned plants in the Industrial Packaging segment and four company-owned plants in the Paper Packaging segment were closed. Additionally, severance costs were incurred due to the elimination of certain operating and administrative positions throughout the world. A total of 630 employees were severed during 2008.

Restructuring charges for 2007 consisted of $9.2 million in employee separation costs, $0.9 million in asset impairments, $1.0 million in professional fees, and $10.1 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. Two company-owned plants in the Industrial Packaging segment were closed. Additionally, severance costs were incurred due to the elimination of certain operating and administrative positions throughout the world. A total of 303 employees were severed in 2007.

See Note 5 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding our restructuring activities.

Gain on Disposal of Properties, Plants and Equipment, Net

For 2008, we recorded a gain on disposal of properties, plants and equipment, net of $59.5 million, primarily consisting of $29.9 million pre-tax net gain on divestiture of business units in Australia and our controlling interest in a Zimbabwean operation, and $15.2 million in net gains from the sale of surplus and HBU timber properties. During 2007, gain on disposals of properties, plants and equipment, net was $19.4 million, including $8.9 million in gains from the sale of surplus and HBU timber properties.

Interest Expense, Net

Interest expense, net, was $49.6 million and $45.5 million in 2008 and 2007, respectively. The increase was primarily due to higher outstanding debt, a larger mix of debt outside of the United States and Europe with higher interest rates, and interest received on lower cash balances.

Other Income (Expense), Net

Other expense, net was $8.8 million in 2008 compared to $9.0 million in 2007. The decrease was primarily due to the recording of $1.7 million in net expense related to losses on foreign currency transactions in 2008 compared to $2.2 million in 2007 and other infrequent non-operating items recorded in 2007.

Income Tax Expense

During 2008, the effective tax rate was 23.6% compared to 25.3% in 2007. The effective tax rate decreased due to a change in the mix of income in the United States compared to regions outside of the United States, where tax rates were lower. In future years, the effective tax rate may fluctuate based on the mix of income inside and outside the United States and other factors.

Equity in Earnings of Affiliates and Minority Interests

Equity in earnings of affiliates and minority interests was $3.9 million in 2008 compared to $1.7 million for 2007. We have majority holdings in various companies, and the minority interests of other persons in the respective net income of these companies have been recorded as an expense. These expenses were partially offset by equity in the earnings of three of our subsidiaries under the equity method, one in India and two in North America.

Net Income

Based on the foregoing, net income increased $78.0 million to $234.4 million in 2008 from $156.4 million in 2007.

BALANCE SHEET CHANGES

The $34.3 million increase in cash and cash equivalents was primarily due to cash flows from operations, partially offset by the cost of 2009 North America, South America, and Asia acquisitions, capital expenditures, debt repayments, and dividends paid.

The $55.5 million decrease in trade accounts receivable was primarily related to lower 2009 sales as compared to 2008 sales.

The $76.6 million decrease in inventories was mainly driven by lower raw material prices, steel costs, and lower overall business activity levels.

The $10.3 million increase in net assets held for sale was related to various facility closures in the Industrial Packaging segment.

The $79.1 million increase in goodwill primarily related to the North America, South America, and Asia acquisitions. Refer to Note 4 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K.

The $26.9 million increase in other intangibles primarily related to the North America, South America, and Asia acquisitions. Refer to Note 4 to the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K for our intangible asset detail by asset class.

Other long-term assets increased $23.5 million primarily due to an increase in deferred financing costs associated with our new senior secured credit facility and the senior notes issuance.

Accounts payable decreased $48.8 million primarily due to lower raw material costs, especially steel, timing of payments and foreign currency translation.

Short-term borrowings decreased $7.2 million primarily due to payment of debt incurred in connection with our continued expansion and working capital needs of our China subsidiaries, as well as the payment of debt acquired in the South America acquisition in 2008.

Long-term debt and the current portion of long-term debt increased by $47.9 million primarily due to acquisitions, purchases of properties, plants and equipment, reduction of short term borrowings, higher cash and cash equivalent balances, partially offset by strong operating cash flows.

Pension liabilities increased by $63.5 million primarily due to a reduction to the discount rate, which contributed to an increase in the projected benefit obligation.

Other long-term liabilities increased by $50.9 million and primarily consist of a fair value adjustment of $38.6 million related to foreign currency swaps and an increase to other statutory pension plans of $7.4 million.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are operating cash flows, the proceeds from our trade accounts receivable credit facility, proceeds from the sale of our non-United States accounts receivable and borrowings under our Credit Agreement and Senior Notes, further discussed below. We have used these sources to fund our working capital needs, capital expenditures, cash dividends, common stock repurchases and acquisitions. We anticipate continuing to fund these items in a like manner. We currently expect that operating cash flows, the proceeds from our trade accounts receivable credit facility, proceeds from the sale of our non-United States accounts receivable and borrowings under our Credit Agreement and Senior Notes will be sufficient to fund our currently anticipated working capital, capital expenditures, debt repayment, potential acquisitions of businesses and other liquidity needs for at least 12 months.

Capital Expenditures and Business Acquisitions and Divestitures

During 2009, 2008 and 2007, we invested $124.7 million (excluding $1.0 million for timberland properties), $143.1 million (excluding $2.5 million for timberland properties), and $112.6 million (excluding $2.3 million for timberland properties) in capital expenditures, respectively. We anticipate future capital expenditures, excluding the potential purchase of timberland properties, of approximately $125 million through October 31, 2010. These expenditures will be primarily to replace and improve equipment.

During 2009, we acquired five industrial packaging companies and one paper packaging company and made a contingent purchase price payment related to a 2005 acquisition for an aggregate purchase price of $90.8 million. These six acquisitions consisted of the acquisition of two North American industrial packaging companies in February 2009, a North American industrial packaging company in June 2009, an Asian industrial packaging company in July 2009, a South American industrial packaging company in October 2009, and a 75% interest in a North American paper packaging company in October 2009. See Note 2 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding our acquisitions.

During 2009, we sold specific Industrial Packaging segment assets and facilities in North America. The net gain from these sales was $17.1 million and is included in gain on disposal of properties, plants, and equipment, net in the accompanying consolidated statement of income.

During 2008, we acquired four small industrial packaging companies and one paper packaging company and made a contingent purchase price payment related to a 2005 acquisition for an aggregate purchase price of $90.3 million. These five acquisitions, one in South America (70% interest), one in the Middle East (51% interest), one in Asia, and two in North America, complemented our current businesses. During 2008, we sold our Australian drum operations, sold our 51% interest in a Zimbabwean operation, sold three North American paper packaging operations and sold a North American industrial packaging operation. The proceeds from these divestitures were $36.5 million resulting in a net gain of $31.6 million. The 2007 sales and net income from these operations were not material to our overall operations. See Note 2 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding our acquisitions.

Borrowing Arrangements

Credit Agreements

On February 19, 2009, we and one of our international subsidiaries, as borrowers, and a syndicate of financial institutions, as lenders, entered into a $700 million Senior Secured Credit Agreement (the "Credit Agreement"). The Credit Agreement replaced our then existing Credit Agreement (the "Prior Credit Agreement") that provided us with a $450.0 million revolving multicurrency credit facility due 2010. The revolving multicurrency credit facility under the Prior Credit Agreement was available to us for ongoing working capital and general corporate purposes and provided for interest based on a euro currency rate or an alternative base rate that reset periodically plus a calculated margin amount.

The Credit Agreement provides us with a $500.0 million revolving multicurrency credit facility and a $200.0 million term loan, both maturing in February 2012, with an option to add $200.0 million to the facilities with the agreement of the lenders.

The $200 million term loan is scheduled to amortize by $2.5 million per quarter for the first four quarters, $5.0 million per quarter for the next eight quarters and $150.0 million on the maturity date. There was $192.5 million outstanding under the Credit Agreement at October 31, 2009. The Credit Agreement is available to fund ongoing working capital and capital expenditure needs, for general corporate purposes, and to finance acquisitions. Interest is based on either an Eurodollar rate or a base rate that resets periodically plus a calculated margin amount. On February 19, 2009, $325.3 million was borrowed under the Credit Agreement and used to pay the outstanding obligations under the Prior Credit Agreement and certain costs and expenses incurred in connection with the Credit Agreement. The Prior Credit Agreement was terminated on February 19, 2009.

The Credit Agreement contains certain covenants, which include financial covenants that require us to maintain a certain leverage ratio and a fixed charge coverage ratio. The leverage ratio generally requires that at the end of any fiscal quarter we will not permit the ratio of (a) our total consolidated indebtedness, to (b) our consolidated net income plus depreciation, depletion and amortization, interest expense (including capitalized interest), income taxes, and minus certain extraordinary gains and non-recurring gains (or plus certain extraordinary losses and non-recurring losses) and plus or minus certain other items for the preceding twelve months ("EBITDA") to be greater than 3.5 to 1. The fixed charge coverage ratio generally requires that at the end of any fiscal quarter we will not permit the ratio of (a) (i) consolidated EBITDA, less (ii) the aggregate amount of certain cash capital expenditures, and less (iii) the aggregate amount of Federal, state, local and foreign income taxes actually paid in cash (other than taxes related to Asset Sales not in the ordinary course of business), to (b) the sum of (i) consolidated interest expense to the extent paid or payable in cash during such period and (ii) the aggregate principal amount of all regularly scheduled principal payments or redemptions or similar acquisitions for value of outstanding debt for borrowed money, but excluding any such payments to the extent refinanced through the incurrence of additional indebtedness, to be less than 1.5 to 1. At October 31, 2009, we were in compliance with the covenants under the Credit Agreement.

The terms of the Credit Agreement limit our ability to make "restricted payments," which includes dividends and purchases, redemptions and acquisitions of our equity interests. The repayment of this facility is secured by a security interest in our personal property and the personal property of our United States subsidiaries, including equipment and inventory and certain intangible assets, as well as a pledge of the capital stock of substantially all of our United States subsidiaries and, in part, by the capital stock of international borrowers. The payment of outstanding principal under the Credit Agreement and accrued interest thereon may be accelerated and become immediately due and payable upon the default in our payment or other performance obligations or our failure to comply with the financial and other covenants in the Credit Agreement, subject to applicable notice requirements and cure periods as provided in the Credit Agreement

As discussed below, during the third quarter 2009, we issued $250.0 million of our 7.75% Senior Notes due 2019. In connection with the issuance of these new Senior Notes, we obtained a waiver from the lenders under the Credit Agreement. Under the Credit Agreement, we would have been required to use the proceeds of the new Senior Notes first to make a mandatory prepayment to our term loan facility, then to make a mandatory prepayment to certain letter of credit borrowings and finally to cash collateralize letter of credit obligations. The lenders waived this mandatory prepayment requirement and allowed us instead, on a one-time basis, to use the proceeds of the new Senior Notes to repay borrowings under the revolving credit facility.

See Note 7 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding the Credit Agreement.

New Senior Notes

We have issued $300.0 million of our 6.75% Senior Notes due February 1, 2017. Proceeds from the issuance of these Senior Notes were principally used to fund the purchase of our previously outstanding senior subordinated notes and for general corporate purposes. These Senior Notes are general unsecured obligations of Greif, provide for semi-annual payments of interest at a fixed rate of 6.75%, and do not require any principal payments prior to maturity on February 1, 2017. These Senior Notes are not guaranteed by any of our subsidiaries and thereby are effectively subordinated to all of our subsidiaries' existing and future indebtedness. The Indenture pursuant to which these Senior Notes were issued contains covenants, which, among other things, limit our ability to create liens on our assets to secure debt and to enter into sale and leaseback transactions. These covenants are subject to a number of limitations and exceptions as set forth in the Indenture. At October 31, 2009, we were in compliance with these covenants.

During the third quarter 2009, we issued $250.0 million of our 7.75% Senior Notes due August 1, 2019. Proceeds from the issuance of these Senior Notes were principally used for general corporate purposes, including the repayment of amounts outstanding under our revolving multicurrency credit facility under the Credit Agreement, without any permanent reduction of the commitments. These Senior Notes are general unsecured obligations of Greif, provide for semi-annual payments of interest at a fixed rate of 7.75%, and do not require any principal payments prior to maturity on August 1, 2019. These Senior Notes are not guaranteed by any of our subsidiaries and thereby are effectively subordinated to all of our subsidiaries' existing and future indebtedness. The Indenture pursuant to which these Senior Notes were issued contains covenants, which, among other things, limit our ability to create liens on our assets to secure debt and to enter into sale and leaseback transactions. These covenants are subject to a number of limitations and exceptions as set forth in the Indenture. At October 31, 2009, we were in compliance with these covenants.

See Note 7 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding the Senior Notes discussed above.

United States Trade Accounts Receivable Credit Facility

We have a $135.0 million trade accounts receivable facility (the "Receivables Facility") with a financial institution and its affiliate (the "Purchasers"). The Receivables Facility matures in December 2013, subject to earlier termination by the Purchasers of their purchase commitment in December 2010. In addition, we can terminate the Receivables Facility at any time upon five days prior written notice. The Receivables Facility is secured by certain of our United States trade receivables and bears interest at a variable rate based on the commercial paper rate, or alternatively, the London InterBank Offered Rate, plus a margin. Interest is payable on a monthly basis and the principal balance is payable upon termination of the Receivables Facility. The Receivables Facility contains certain covenants, including financial covenants for a leverage ratio identical to the Credit Agreement. Proceeds of the Receivables Facility are available for working capital and general corporate purposes. At October 31, 2009, there were no outstanding amounts under the Receivables Facility and $120 million outstanding at October 31, 2008 under the prior receivables facility that was terminated in connection with the Receivables Facility. See Note 7 of the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional disclosures regarding the Receivable Facility.

Sale of Non-United States Accounts Receivable

Certain of our international subsidiaries have entered into discounted receivables purchase agreements and factoring agreements (the "RPAs") pursuant to which trade receivables generated from certain countries other than the United States and which meet certain eligibility requirements are sold to certain international banks or their affiliates. The structure of these transactions provide for a legal true sale, on a revolving basis, of the receivables transferred from our various subsidiaries to the respective banks. The banks fund an initial purchase price of a certain percentage of eligible receivables based on a formula with the initial purchase price approximating 75% to 90% of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables. At the balance sheet reporting dates, we remove from accounts receivable the amount of proceeds received from the initial purchase price since they meet the applicable criteria of SFAS No. 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities" *(codified under ASC 860 "Transfers and Servicing")*, and continue to recognize the deferred purchase price in our accounts receivable. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the respective banks between the settlement dates. The maximum amount of aggregate receivables that may be sold under our various RPAs was $185.3 million at October 31, 2009. At October 31, 2009 and 2008, total accounts receivable of $127.4 million and $147.6 million, respectively, were sold under the various RPAs, respectively.

At the time the receivables are initially sold, the difference between the carrying amount and the fair value of the assets sold are included as a loss on sale and classified as "other expense" in the consolidated statements of income. Expenses associated with the various RPAs totaled $6.5 million for the year ended October 31, 2009. Additionally, we perform collections and administrative functions on the receivables sold similar to the procedures we use for collecting all of our receivables. The servicing liability for these receivables is not material to the consolidated financial statements.

See Note 3 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for additional information regarding these various RPAs.

Other

In addition to the amounts borrowed under the Credit Agreement and proceeds from the Senior Notes and the United States and Non-United States trade accounts receivable credit facility, at October 31, 2009, we had outstanding other debt of $24.0 million, comprised of $4.4 million in long-term debt and $19.6 million in short-term borrowings.

At October 31, 2009, annual maturities of our long-term debt under our various financing arrangements were $21.9 million in 2010, $24.4 million in 2011, $155.0 million in 2012, and $541.7 million thereafter. The current portion of the long term debt is $17.5 million.

At October 31, 2009 and October 31, 2008, we had deferred financing fees and debt issuance costs of $14.9 million and $4.6 million, respectively, which are included in other long-term assets.

Contractual Obligations

As of October 31, 2009, we had the following contractual obligations (Dollars in millions):

		Payments Due by Period			
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**After 5 years**
Long-term debt	$1,064.7	$ —	$311.6	$ 79.3	$673.8
Current portion of long-term debt	17.5	17.5	—	—	—
Short-term borrowing	20.8	20.8	—	—	—
Capital lease obligations	0.5	0.2	0.2	0.1	—
Operating leases	86.4	18.3	29.6	17.8	20.7
Liabilities held by special purpose entities	69.5	2.2	4.5	4.5	58.3
Total	$1,259.4	$59.0	$345.9	$101.7	$752.8

Amounts presented in the contractual obligation table include interest

Our unrecognized tax benefits under FIN 48, "Accounting for Uncertainty in Income Taxes" *(codified under ASC 740 "Income Taxes")* have been excluded from the contractual obligations table because of the inherent uncertainty and the inability to reasonably estimate the timing of cash outflows.

Stock Repurchase Program and Other Share Acquisitions

Our Board of Directors has authorized us to purchase up to four million shares of Class A Common Stock or Class B Common Stock or any combination of the foregoing. During 2009, we repurchased no shares of Class A Common Stock, and we repurchased 100,000 shares of Class B Common Stock (see Item 5 to this Form 10-K for additional information regarding these repurchases). As of October 31, 2009, we had repurchased 2,833,272 shares, including 1,416,752 shares of Class A Common Stock and 1,416,520 shares of Class B Common Stock, under this program. The total cost of the shares repurchased from November 1, 2006 through October 31, 2009 was $36.0 million.

Effects of Inflation

The effects of inflation did not have a material impact on our operations during 2009, 2008 or 2007.

Subsequent Events

We adopted SFAS No. 165, "Subsequent Events" *(codified under ASC 855 "Subsequent Events")* in 2009. This standard is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of SFAS No. 165 had no impact to our financial statements. We evaluated all events or transactions that occurred after October 31, 2009 up through December 23, 2009, the date we issued these financial statements. During this period, we had two recognizable subsequent events reported under Note 17 to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Recent Accounting Standards

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" *(codified under ASC 805 "Business Combinations")*, which replaces SFAS No. 141. The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration. SFAS No. 141(R) will apply to any acquisition entered into on or after November 1, 2009, but will have no effect on our consolidated financial statements for the fiscal year ending October 31, 2009 incorporated herein. Refer to Note 17 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for the financial impact on adoption of SFAS No. 141(R) as of November 1, 2009.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" *(codified under ASC 820 "Fair Value Measurements and Disclosures")*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value within GAAP and expands required disclosures about fair value measurements. In November 2007, the FASB provided a one year deferral for the implementation of SFAS No. 157 for nonfinancial assets and liabilities. We adopted SFAS No. 157 on February 1, 2008, as required. The adoption of SFAS No. 157 did not have a material impact on our financial condition and results of operations. Refer to Note 8 to the Consolidated Financial Statements included in Item 8 of this Form 10-K for our fair value hierarchy provisions of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" *(codified under ASC 825 "Financial Instruments")*. SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 was effective for us on November 1, 2008. Since we have not utilized the fair value option for any allowable items, the adoption of SFAS No. 159 did not have a material impact on our financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" *(codified under ASC 810 "Consolidation")*. The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 also changes the way the consolidated financial statements are presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the parent's ownership interest and the interest of the noncontrolling owners of a subsidiary. The provisions of SFAS No. 160 are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 160 is adopted, except for the presentation and disclosure requirements, which are to be applied retrospectively for all periods presented. SFAS No. 160 will be effective for our financial statements for the fiscal year beginning November 1, 2009. We are in the process of evaluating the impact that the adoption of SFAS No. 160 may have on our consolidated financial statements. However, we do not anticipate a material impact on our financial condition, results of operations or cash flows.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, "Employers' Disclosures About Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1") *(codified under ASC 715 "Compensation — Retirement Benefits")*, to provide guidance on employers' disclosures about assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 requires employers to disclose information about fair value measurements of plan assets similar to SFAS 157. The objectives of the disclosures are to provide an understanding of: (a) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, (b) the major categories of plan assets, (c) the inputs and valuation techniques used to measure the fair value of plan assets, (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and (e) significant concentrations of risk within plan assets. The disclosures required by FSP FAS 132(R)-1 will be effective for our financial statements for the fiscal year beginning November 1, 2009. We are in the process of evaluating the impact that the adoption of FAS 132(R)-1 may have on our consolidated financial statements. However, we do not anticipate a material impact on our financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140" *(not yet codified)*. The Statement amends SFAS No. 140 to improve the information provided in financial statements concerning transfers of financial assets, including the effects of transfers on financial position, financial performance and cash flows, and any continuing involvement of the transferor with the transferred financial assets. The provisions of SFAS 166 are effective for our financial statements for the fiscal year beginning November 1, 2010. We are in the process of evaluating the impact, if any, that the adoption of SFAS 166 may have on our consolidated financial statements. However, we do not anticipate a material impact on our financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" *(not yet codified)*. SFAS 167 amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. It also amends Interpretation 46(R) to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The provisions of SFAS 167 are effective for our financial statements for the fiscal year beginning November 1, 2010. We are in the process of evaluating the impact, if any, that the adoption of SFAS 167 may have on our consolidated financial statements. However, we do not anticipate a material impact on our financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 168, "The *FASB Accounting Standards Codification* and the Hierarchy of Generally Accepted Accounting Principles." This standard replaces SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," and establishes two levels of GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification (the "Codification") will become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. We have adopted the codification standards which do not have a financial impact other than references to authoritative literature incorporated herein.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are subject to interest rate risk related to our financial instruments that include borrowings under our Credit Agreement, proceeds from our Senior Notes and trade accounts receivable credit facility, and interest rate swap agreements. We do not enter into financial instruments for trading or speculative purposes. The interest rate swap agreements have been entered into to manage our exposure to variability in interest rates and changes in the fair value of fixed rate debt.

We had interest rate swap agreements with an aggregate notional amount of $175.0 million and $100.0 million at October 31, 2009 and 2008, respectively, with various maturities through 2012. The interest rate swap agreements are used to fix a portion of the interest on our variable rate debt. Under certain of these agreements, we receive interest monthly or quarterly from the counterparties equal to London InterBank Offered Rate ("LIBOR") and pay interest at a fixed rate over the life of the contracts. A liability for the loss on interest rate swap contracts, which represented their fair values, in the amount of $2.3 million and $2.8 million was recorded at October 31, 2009 and 2008, respectively.

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For the Credit Agreement, Senior Notes and trade accounts receivable credit facility, the tables present scheduled amortizations of principal and the weighted average interest rate by contractual maturity dates at October 31, 2009 and 2008. For interest rate swaps, the tables present annual amortizations of notional amounts and weighted average interest rates by contractual maturity dates. Under the cash flow swap agreements, we receive interest either monthly or quarterly from the counterparties and pay interest either monthly or quarterly to the counterparties.

The fair values of the Credit Agreement, Senior Notes and trade accounts receivable credit facility are based on rates available to us for debt of the same remaining maturity at October 31, 2009 and 2008. The fair value of the interest rate swap agreements has been determined based upon the market settlement prices of comparable contracts at October 31, 2009 and 2008.

Financial Instruments

As of October 31, 2009

(Dollars in millions)

	Expected Maturity Date							
	2010	**2011**	**2012**	**2013**	**2014**	**After 2014**	**Total**	**Fair Value**
Credit Agreement:								
Scheduled amortizations	$ 17	$ 20	$ 155	—	—	—	$ 192	$192
Average interest rate(1)	3.19%	3.19%	3.19%	—	—	—	3.19%	
Senior Notes due 2017:								
Scheduled amortizations	—	—	—	—	—	$ 300	$ 300	$292
Average interest rate	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	
Senior Notes due 2019:								
Scheduled amortizations	—	—	—	—	—	$ 250	$ 250	$256
Average interest rate	7.75%	7.75%	7.75%	7.75%	7.75%	7.75%	7.75%	
Trade accounts receivable credit facility:								
Scheduled amortizations	—	—	—	—	—	—	—	—
Interest rate swaps:								
Scheduled amortizations	$ 50	$ 50	$ 75	—	—	—	$ 175	$(2.3)
Average pay rate(2)	2.71%	2.71%	2.71%	—	—	—	2.71%	
Average receive rate(3)	0.25%	0.25%	0.25%	—	—	—	0.25%	

(1) Variable rate specified is based on LIBOR or an alternative base rate plus a calculated margin at October 31, 2009. The rates presented are not intended to project our expectations for the future.

(2) The average pay rate is based upon the fixed rates we were scheduled to pay at October 31, 2009. The rates presented are not intended to project our expectations for the future.

(3) The average receive rate is based upon the LIBOR we were scheduled to receive at October 31, 2009. The rates presented are not intended to project our expectations for the future.

As of October 31, 2008

(Dollars in millions)

	Expected Maturity Date							
	2009	2010	2011	2012	2013	After 2013	Total	Fair Value
Credit Agreement:								
Scheduled amortizations	—	$ 248	—	—	—	—	$ 248	$248
Average interest rate(1)	3.98%	3.98%	—	—	—	—	3.98%	
Senior Notes:								
Scheduled amortizations	—	—	—	—	—	$ 300	$ 300	$246
Average interest rate	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	6.75%	
Trade accounts receivable credit facility:								
Scheduled amortizations	—	$ 120	—	—	—	—	$ 120	$120
Average interest rate(1)	4.24%	4.24%	—	—	—	—	4.24%	
Interest rate swaps:								
Scheduled amortizations	$ 50	$ 50	—	—	—	—	$ 100	$(2.7)
Average pay rate(2)	4.93%	4.93%	—	—	—	—	4.93%	
Average receive rate(3)	3.11%	3.11%	—	—	—	—	3.11%	

(1) Variable rate specified is based on LIBOR or an alternative base rate plus a calculated margin at October 31, 2008. The rates presented are not intended to project our expectations for the future.

(2) The average pay rate is based upon the fixed rates we were scheduled to pay at October 31, 2008. The rates presented are not intended to project our expectations for the future.

(3) The average receive rate is based upon the LIBOR we were scheduled to receive at October 31, 2008. The rates presented are not intended to project our expectations for the future.

The fair market value of the interest rate swaps at October 31, 2009 was a net liability of $2.3 million. Based on a sensitivity analysis we performed at October 31, 2009, a 100 basis point decrease in interest rates would increase the fair value of the swap agreements by $1.9 million to a net liability of $4.2 million. Conversely, a 100 basis point increase in interest rates would decrease the fair value of the swap agreements by $2.7 million to a net gain of $0.4 million.

Currency Risk

As a result of our international operations, our operating results are subject to fluctuations in currency exchange rates. The geographic presence of our operations mitigates this exposure to some degree. Additionally, our transaction exposure is somewhat limited because we produce and sell a majority of our products within each country in which we operate.

We have entered into cross-currency interest rate swaps which are designated as a hedge of a net investment in a foreign operation. Under these agreements, we receive interest semi-annually from the counterparties equal to a fixed rate of 6.75% on $300.0 million and pay interest at a fixed rate of 6.25% on €219.9 million. Upon maturity of these swaps on August 1, 2009, August 1, 2010, and August 1, 2012, we paid or will be required to pay €73.3 million to the counterparties and receive $100.0 million from the counterparties on each of these dates. The other comprehensive loss on these agreements was $14.6 million and a gain of $24.5 million at October 31, 2009 and October 31, 2008, respectively. On August 1, 2009, we paid €73.3 million ($103.6 million) to the counterparties and received $100.0 million from the counterparties.

At October 31, 2009, we had outstanding foreign currency forward contracts in the notional amount of $70.5 million ($174.0 million at October 31, 2008). The purpose of these contracts is to hedge our exposure to foreign currency transactions and short-term intercompany loan balances in our international businesses. The fair value of these contracts at October 31, 2009 resulted in loss of $0.1 million recorded in the consolidated statements of income. The fair value of similar contracts at October 31, 2008 resulted in a loss of $1.5 million recorded in other comprehensive income and an insignificant loss recorded in the consolidated statements of income.

A sensitivity analysis to changes in the foreign currencies hedged indicates that if the U.S. dollar strengthened by 10%, the fair value of these instruments would increase by $0.7 million to a net gain of $0.6 million. Conversely, if the U.S. dollar weakened by 10%, the fair value of these instruments would decrease by $0.8 million to a net loss of $0.9 million.

Commodity Price Risk

We purchase commodities such as steel, resin, containerboard, pulpwood, and energy. We do not currently engage in material hedging of commodities, other than small hedges in natural gas, because there has historically been a high correlation between the commodity cost and the ultimate selling price of our products. The fair value of our commodity hedging contracts resulted in a $0.6 million loss recorded in other comprehensive income at October 31, 2009. A sensitivity analysis to changes in natural prices indicates that if natural gas prices decreased by 10%, the fair value of these instruments would decrease by $0.4 million to a net loss of $1.0 million. Conversely, if natural gas prices increased by 10%, the fair value of these instruments would increase by $0.4 million to a net loss of $0.2 million.

Fair Value Measurement

SFAS No. 157 *(codified under ASC 820 "Fair Value Measurements and Disclosures")* established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As of October 31, 2009, we held certain derivative asset and liability positions that lack level 1 inputs and are thus required to be measured at fair value on a Level 2 basis. The majority of our derivative instruments related to receive floating-rate, pay fixed-rate interest rate swaps and receive fixed-rate, pay fixed-rate cross-currency interest rate swaps. The fair values of these derivatives have been measured in accordance with Level 2 inputs in the fair value hierarchy, and as of October 31, 2009, are as follows (Dollars in thousands):

	Notional Amount October 31, 2009	Fair Value Adjustment October 31, 2009	Balance Sheet Location October 31, 2009
Cross-currency interest rate swaps	$200,000	$(14,635)	Other long-term liabilities
Interest rate derivatives	175,000	(2,283)	Other long-term liabilities
Energy and other derivatives	74,536	(727)	Other current liabilities
Total	$449,536	$(17,645)	

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GREIF, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share amounts)

For the years ended October 31,	2009	2008	2007
Net sales	$2,792,217	$3,790,531	$3,331,597
Costs of products sold	2,257,141	3,097,760	2,726,195
Gross profit	535,076	692,771	605,402
Selling, general and administrative expenses	267,589	339,157	313,377
Restructuring charges	66,590	43,202	21,229
Timberland disposals, net	—	340	(648)
(Gain) on disposal of properties, plants and equipment, net	(34,432)	(59,534)	(19,434)
Operating profit	235,329	370,286	289,582
Interest expense, net	53,593	49,628	45,512
Debt extinguishment charge	782	—	23,479
Other expense, net	7,193	8,751	8,956
Income before income tax expense and equity in earnings of affiliates and minority interests	173,761	311,907	211,635
Income tax expense	37,706	73,610	53,544
Equity in earnings of affiliates and minority interests	(3,622)	(3,943)	(1,723)
Net income	$ 132,433	$ 234,354	$ 156,368
Basic earnings per share:			
Class A Common Stock	$ 2.29	$ 4.04	$ 2.69
Class B Common Stock	$ 3.42	$ 6.04	$ 4.04
Diluted earnings per share:			
Class A Common Stock	$ 2.28	$ 3.99	$ 2.65
Class B Common Stock	$ 3.42	$ 6.04	$ 4.04

See accompanying Notes to Consolidated Financial Statements.

GREIF, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

As of October 31,	2009	2008
ASSETS		
Current assets		
Cash and cash equivalents	$ 111,896	$ 77,627
Trade accounts receivable, less allowance of $12,510 in 2009 and $13,532 in 2008	337,054	392,537
Inventories	227,432	303,994
Deferred tax assets	19,901	33,206
Net assets held for sale	31,574	21,321
Prepaid expenses and other current assets	105,904	93,965
	833,761	922,650
Long-term assets		
Goodwill	592,117	512,973
Other intangible assets, net of amortization	131,370	104,424
Assets held by special purpose entities (Note 6)	50,891	50,891
Other long-term assets	112,092	88,563
	886,470	756,851
Properties, plants and equipment		
Timber properties, net of depletion	197,114	199,701
Land	120,667	119,679
Buildings	380,816	343,702
Machinery and equipment	1,148,406	1,046,347
Capital projects in progress	70,489	91,549
	1,917,492	1,800,978
Accumulated depreciation	(825,213)	(734,581)
	1,092,279	1,066,397
	$2,812,510	$2,745,898

See accompanying Notes to Consolidated Financial Statements.

GREIF, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

As of October 31,	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 335,816	$ 384,648
Accrued payroll and employee benefits	74,475	91,498
Restructuring reserves	15,315	15,147
Short-term borrowings	37,084	44,281
Other current liabilities	99,407	136,227
	562,097	671,801
Long-term liabilities		
Long-term debt	721,108	673,171
Deferred tax liabilities	156,755	183,021
Pension liabilities	77,942	14,456
Postretirement benefit obligations	25,396	25,138
Liabilities held by special purpose entities (Note 6)	43,250	43,250
Other long-term liabilities	126,392	75,521
	1,150,843	1,014,557
Minority Interest	6,997	3,729
Shareholders' equity		
Common stock, without par value	96,504	86,446
Treasury stock, at cost	(115,277)	(112,931)
Retained earnings	1,199,592	1,155,116
Accumulated other comprehensive loss:		
- foreign currency translation	(6,825)	(39,693)
- interest rate derivatives	(1,484)	(1,802)
- energy and other derivatives	(391)	(4,299)
- minimum pension liabilities	(79,546)	(27,026)
	1,092,573	1,055,811
	$2,812,510	$2,745,898

See accompanying Notes to Consolidated Financial Statements.

GREIF, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

For the years ended October 31,	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 132,433	$ 234,354	$ 156,368
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	102,627	106,378	102,295
Asset impairments	19,516	12,325	1,108
Deferred income taxes	478	4,485	(8,494)
Gain on disposals of properties, plants and equipment, net	(34,432)	(59,534)	(19,434)
Timberland disposals, net	—	(340)	648
Equity in earnings (losses) of affiliates, net of dividends received, and minority interests	3,622	3,943	1,723
Loss on extinguishment of debt	782	—	23,479
Increase (decrease) in cash from changes in certain assets and liabilities:			
Trade accounts receivable	73,358	(65,877)	42,876
Inventories	91,756	(77,263)	24,120
Prepaid expenses and other current assets	(151)	(3,467)	(11,403)
Other long-term assets	(19,674)	13,240	(49,861)
Accounts payable	(92,449)	39,827	29,051
Accrued payroll and employee benefits	(20,511)	6,584	13,475
Restructuring reserves	168	(629)	5,772
Other current liabilities	(50,117)	16,310	55,194
Pension and postretirement benefit liabilities	63,744	(13,281)	(12,136)
Other long-term liabilities	50,871	(43,659)	41,692
Other	(55,497)	(33,560)	(4,472)
Net cash provided by operating activities	266,524	139,836	392,001
Cash flows from investing activities:			
Acquisitions of companies, net of cash acquired	(90,816)	(99,962)	(346,629)
Purchases of properties, plants and equipment	(124,671)	(143,077)	(112,600)
Purchases of timber properties	(1,000)	(2,500)	(2,300)
Receipt (issuance) of notes receivable	—	33,178	(32,248)
Proceeds from the sale of properties, plants, equipment and other assets	50,279	60,333	22,218
Purchases of land rights and other	(4,992)	(9,289)	(3,765)
Net cash used in investing activities	(171,200)	(161,317)	(475,324)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	3,285,343	2,293,751	2,040,111
Payments on long-term debt	(3,218,665)	(2,243,482)	(1,918,807)
(Payments of) proceeds from short-term borrowings, net	(25,749)	23,020	(14,486)
Dividends paid	(87,957)	(76,524)	(53,335)
Acquisitions of treasury stock and other	(3,145)	(21,483)	(11,409)
Exercise of stock options	2,015	4,540	19,415
Debt issuance costs	(13,588)	—	(2,839)
Settlement of derivatives	(3,574)	—	(33,935)
Payments for premium for debt extinguishment	—	—	(14,303)
Net cash (used in) provided by financing activities	(65,320)	(20,178)	10,412
Effects of exchange rates on cash	4,265	(4,413)	9,509
Net increase (decrease) in cash and cash equivalents	34,269	(46,072)	(63,402)
Cash and cash equivalents at beginning of year	77,627	123,699	187,101
Cash and cash equivalents at end of year	$ 111,896	$ 77,627	$ 123,699

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars and shares in thousands, except per share amounts)

	Capital Stock		Treasury Stock				
	Shares	**Amount**	**Shares**	**Amount**	**Retained Earnings**	**Accumulated Other Comprehensive Income (Loss)**	**Shareholders' Equity**
As of October 31, 2006	46,300	$56,765	30,542	$ (81,643)	$ 901,267	$(32,378)	$ 844,011
Net income					156,368		156,368
Other comprehensive income (loss):							
- foreign currency translation						41,735	41,735
- interest rate derivative, net of income tax expense of $466						864	864
- minimum pension liability adjustment, net of income tax expense of $7,232						17,360	17,360
- energy derivatives, net of income tax expense of $361						1,171	1,171
Comprehensive income							217,498
Adjustment to initially apply SFAS No. 158, net of income tax benefit of $7,769						(16,268)	(16,268)
Dividends paid (Note 10):							
Class A - $0.92					(21,716)		(21,716)
Class B - $1.37					(31,619)		(31,619)
Treasury shares acquired	(204)		204	(11,409)			(11,409)
Stock options exercised	559	7,732	(559)	949			8,681
Tax benefit of stock options		8,076					8,076
Long-term incentive shares issued	38	2,104	(38)	64			2,168
Directors shares issued	6	479	(6)	11			490
As of October 31, 2007	46,699	$75,156	30,143	$ (92,028)	$1,004,300	$ 12,484	$ 999,912
Net income					234,354		234,354
Other comprehensive income (loss):							
- foreign currency translation						(82,953)	(82,953)
- interest rate derivative, net of income tax benefit of $433						(805)	(805)
- minimum pension liability adjustment, net of income tax expense of $920						2,979	2,979
- energy derivatives, net of income tax benefit of $1,954						(3,629)	(3,629)
- commodity hedge, net of income tax benefit of $482						(896)	(896)
Comprehensive income							149,050
Adjustment to initially apply FIN 48					(7,015)		(7,015)
Dividends paid:							
Class A - $1.32					(31,591)		(31,591)
Class B - $1.97					(44,933)		(44,933)
Treasury shares acquired	(382)		382	(21,476)			(21,476)
Stock options exercised	283	3,949	(283)	484			4,433
Tax benefit of stock options		4,709					4,709
Long-term incentive shares issued	44	2,633	(44)	89			2,722
As of October 31, 2008	46,644	$86,446	30,198	$(112,931)	$1,155,116	$(72,820)	$1,055,811
Net income					132,433		132,433
Other comprehensive income (loss):							
- foreign currency translation						32,868	32,868
- interest rate derivative, net of income tax expense of $128						318	318
- minimum pension liability adjustment, net of income tax benefit of $28,580						(51,092)	(51,092)
- energy derivatives, net of income tax expense of $1,579						3,908	3,908
Comprehensive income							118,435
Change in pension measurement date, net of income tax benefit of $590						(1,428)	(1,428)
Dividends paid:							
Class A - $1.52					(36,967)		(36,967)
Class B - $2.27					(50,990)		(50,990)
Treasury shares acquired	(100)		100	(3,145)			(3,145)
Stock options exercised	133	1,749	(133)	266			2,015
Tax benefit of stock options		575					575
Long-term incentive shares issued	260	7,734	(260)	533			8,267
As of October 31, 2009	46,937	$96,504	29,905	$(115,277)	$1,199,592	$(88,246)	$1,092,573

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Business

Greif, Inc. and its subsidiaries (collectively, "Greif", "our", or the "Company") principally manufacture industrial packaging products, complemented with a variety of value-added services, including blending, packaging, logistics and warehousing, and containerboard and corrugated products that it sells to customers in many industries throughout the world. The Company has operations in over 45 countries. In addition, the Company owns timber properties in the southeastern United States, which are actively harvested and regenerated, and also owns timber properties in Canada.

Due to the variety of its products, the Company has many customers buying different products and, due to the scope of the Company's sales, no one customer is considered principal in the total operations of the Company.

Because the Company supplies a cross section of industries, such as chemicals, food products, petroleum products, pharmaceuticals and metal products, and must make spot deliveries on a day-to-day basis as its products are required by its customers, the Company does not operate on a backlog to any significant extent and maintains only limited levels of finished goods. Many customers place their orders weekly for delivery during the same week.

The Company's raw materials are principally steel, resin, containerboard, old corrugated containers for recycling and pulpwood.

There are approximately 8,200 employees of the Company at October 31, 2009.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Greif, Inc. and all wholly-owned and majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method.

The Company's consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP"). Certain prior year amounts have been reclassified to conform to the current year presentation.

The Company's fiscal year begins on November 1 and ends on October 31 of the following year. Any references to the year 2009, 2008 or 2007, or to any quarter of those years, relates to the fiscal year ending in that year.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates are related to the allowance for doubtful accounts, inventory reserves, expected useful lives assigned to properties, plants and equipment, goodwill and other intangible assets, restructuring reserves, environmental liabilities, pension and postretirement benefits, income taxes, derivatives, net assets held for sale, self-insurance reserves and contingencies. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Receivables

Trade receivables represent amounts owed to us through our operating activities and are presented net of allowance for doubtful accounts. The allowance for doubtful accounts totaled $12.5 million and $13.5 million at October 31, 2009 and 2008, respectively. The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to the Company, the Company records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. In addition, the Company recognizes allowances for bad debts based on the length of time receivables are past due with allowance percentages, based on its historical experiences, applied on a graduated scale relative to the age of the receivable amounts. If circumstances such as higher than expected bad debt experience or an unexpected material adverse change in a major customer's ability to meet its financial obligations to the Company were to occur, the Company estimates of the recoverability of amounts due to the Company could change by a material amount. Amounts deemed uncollectible are written-off against an established allowance for doubtful accounts.

Concentration of Credit Risk and Major Customers

The Company maintains cash depository accounts with major banks throughout the world and invests in high quality short-term liquid instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. These investments mature within three months and the Company has not incurred any related losses.

Trade receivables can be potentially exposed to a concentration of credit risk with customers or in particular industries. Such credit risk is considered by management to be limited due to the Company's many customers, none of which are considered principal in the total operations of the Company and doing business in a variety of industries throughout the world. The Company does not have an individual customer that exceeds 10% of total revenue. In addition, the Company performs ongoing credit evaluations of our customers' financial conditions and maintains reserves for credit losses. Such losses historically have been within our expectations.

Inventories

Inventories are stated at the lower of cost or market, utilizing the first-in, first-out ("FIFO") basis for approximately 79.5% of consolidated inventories and the last-in, first-out ("LIFO") basis for approximately 20.5% of consolidated inventories. At October 31, 2009, approximately 50.5% of inventories in the United States utilize the FIFO basis, and approximately 49.5% utilize the LIFO basis. The lower LIFO reserve is a result of both lower commodity prices and lower inventory levels. All Non-United States inventories utilize the FIFO basis.

During 2009, the LIFO reserve decreased $21.8 million, net of tax primarily due to declines in certain inventory prices for the Company's primary raw materials, including steel and resins. In addition, certain LIFO layers were exhausted which resulted in a decrement of $2.0 million, net of tax. The Company also evaluates reserves for inventory obsolescence and losses under firm purchase commitments for goods or inventories.

The inventories are comprised as follows at October 31 for the year indicated (Dollars in thousands):

	2009	2008
Finished goods	$ 57,304	$ 71,659
Raw materials and work-in process	181,547	279,186
	238,851	350,845
Reduction to state inventories on last-in, first-out basis	(11,419)	(46,851)
	$227,432	$303,994

Net Assets Held for Sale

Net assets held for sale represent land, buildings and land improvements for locations that have met the criteria of "held for sale" accounting, as specified by Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets" *(codified under ASC 360 "Property, Plant, and Equipment")*. As of October 31, 2009, there were fourteen locations held for sale (twelve in the Industrial Packaging segment and two in the Paper Packaging segment). In 2009, the Company recorded net sales of $5.5 million and net loss before taxes of $3.9 million associated with these properties, primarily related to the Industrial Packaging segment. For 2008, the Company recorded net sales of $15.4 million and net loss before taxes of $8.2 million, primarily related to the Industrial Packaging segment. The effect of suspending depreciation on the facilities held for sale is immaterial to the results of operations. The properties classified within net assets held for sale have been listed for sale and it is the Company's intention to complete these sales within the upcoming year.

Goodwill and Other Intangibles

Goodwill is the excess of the purchase price of an acquired entity over the amounts assigned to assets and liabilities assumed in the business combination. The Company accounts for purchased goodwill and other intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (*codified under ASC 350 "Intangibles—Goodwill and Other")*. Under SFAS 142, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives, primarily customer relationships, patents and trademarks, continue to be amortized over their useful lives. The Company tests for impairment during the fourth quarter of each fiscal year, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist.

SFAS No. 142 requires that testing for goodwill impairment be conducted at the reporting unit level using a two-step approach. The first step requires a comparison of the carrying value of the reporting units to the estimated fair value of these units. If the carrying value of a reporting unit exceeds its estimated fair value, the Company performs the second step of the goodwill impairment to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the estimated implied fair value of a reporting unit's goodwill to its carrying value. The estimated implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the estimated fair value of a reporting unit to all of the assets and liabilities in that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the estimated fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

The Company's determination of estimated fair value of the reporting units is based on a combination of a discounted cash flow analysis and a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The discount rates used for impairment testing are based on the risk-free rate plus an adjustment for risk factors and is reflective of a typical market participant. The use of alternative estimates, peer groups or changes in the industry, or adjusting the discount rate, or EBITDA multiples used could affect the estimated fair value of the reporting units and potentially result in goodwill impairment. Any identified impairment would result in an expense to the Company's results of operations. The Company performed its annual impairment test in fiscal 2009, 2008 and 2007, which resulted in no impairment charges. See Note 4 for additional information regarding goodwill and other intangible assets.

Acquisitions

From time to time, we acquire businesses and/or assets that augment and complement our operations. These acquisitions are accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from these business combinations as of the date of acquisition. Additional disclosure related to our acquisitions is provided in Note 2.

Internal Use Software

Internal use software is accounted for under Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" *(codified under ASC 985 "Software")*. Internal use software is software that is acquired, internally developed or modified solely to meet the Company's needs and for which, during the software's development or modification, a plan does not exist to market the software externally. Costs incurred to develop the software during the application development stage and for upgrades and enhancements that provide additional functionality are capitalized and then amortized over a three- to ten- year period.

Properties, Plants and Equipment

Properties, plants and equipment are stated at cost. Depreciation on properties, plants and equipment is provided on the straight-line method over the estimated useful lives of the assets as follows:

	Years
Buildings	30-45
Machinery and equipment	3-19

Depreciation expense was $88.6 million, $92.9 million, $89.6 million, in 2009, 2008 and 2007, respectively. Expenditures for repairs and maintenance are charged to expense as incurred. When properties are retired or otherwise disposed of, the cost and accumulated depreciation are eliminated from the asset and related allowance accounts. Gains or losses are credited or charged to income as incurred. For 2009, the Company recorded a gain on disposal of properties, plants and equipment, net of $34.4 million, primarily consisting of a $17.2 million pre-tax net gain on the sale of specific Industrial Packaging segment assets and facilities in North America and $14.8 million in net gains from the sale of surplus and HBU timber properties.

The Company owns timber properties in the southeastern United States and in Canada. With respect to the Company's United States timber properties, which consisted of approximately 256,700 acres at October 31, 2009, depletion expense on timber properties is computed on the basis of cost and the estimated recoverable timber. Depletion expense was $2.9 million, $4.2 million and $4.3 million in 2009, 2008 and 2007, respectively. The Company's land costs are maintained by tract. The Company begins recording pre-merchantable timber costs at the time the site is prepared for planting. Costs capitalized during the establishment period include site preparation by aerial spray, costs of seedlings, planting costs, herbaceous weed control, woody release, labor and machinery use, refrigeration rental and trucking for the seedlings. The Company does not capitalize interest costs in the process. Property taxes are expensed as incurred. New road construction costs are capitalized as land improvements and depreciated over 20 years. Road repairs and maintenance costs are expensed as incurred. Costs after establishment of the seedlings, including management costs, pre-commercial thinning costs and fertilization costs, are expensed as incurred. Once the timber becomes merchantable, the cost is transferred from the pre-merchantable timber category to the merchantable timber category in the depletion block.

Merchantable timber costs are maintained by five product classes, pine sawtimber, pine chip-n-saw, pine pulpwood, hardwood sawtimber and hardwood pulpwood, within a depletion block, with each depletion block based upon a geographic district or subdistrict. Currently, the Company has eight depletion blocks. These same depletion blocks are used for pre-merchantable timber costs. Each year, the Company estimates the volume of the Company's merchantable timber for the five product classes by each depletion block. These estimates are based on the current state in the growth cycle and not on quantities to be available in future years. The Company's estimates do not include costs to be incurred in the future. The Company then projects these volumes to the end of the year. Upon acquisition of a new timberland tract, the Company records separate amounts for land, merchantable timber and pre-merchantable timber allocated as a percentage of the values being purchased. These acquisition volumes and costs acquired during the year are added to the totals for each product class within the appropriate depletion block(s). The total of the beginning, one-year growth and acquisition volumes are divided by the total undepleted historical cost to arrive at a depletion rate, which is then used for the current year. As timber is sold, the Company multiplies the volumes sold by the depletion rate for the current year to arrive at the depletion cost.

The Company's Canadian timber properties, which consisted of approximately 25,050 acres at October 31, 2009, are not actively managed at this time, and therefore, no depletion expense is recorded.

Variable Interest Entities

Financial Accounting Standards Board ("FASB") Interpretation ("FIN") 46(R), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Board ("ARB") No. 51", *(codified under ASC 810 "Consolidation")*, provides a framework for identifying variable interest entities ("VIE's") and determining when a company should include the assets, liabilities, noncontrolling interests and results of operations of a VIE in its consolidated financial statements. In general, a VIE is a corporation, partnership, limited liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46(R) requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both.

The Company has consolidated the assets and liabilities of STA Timber LLC ("STA Timber") in accordance with FIN 46(R), Consolidation. Because STA Timber is a separate and distinct legal entity from Greif, Inc. and its other subsidiaries, the assets of STA Timber are not available to satisfy the liabilities and obligations of these entities and the liabilities of STA Timber are not liabilities or obligations of these entities. The Company has also consolidated the assets and liabilities of the buyer-sponsored special purpose entry (the "Buyer SPE") involved in these transactions as the result of FIN 46(R). However, because the Buyer SPE is a separate and distinct legal entry from Greif, Inc. and its other subsidiaries, the assets of the Buyer SPE are not available to satisfy the liabilities and obligations of the Company and the liabilities of the Buyer SPE are not liabilities or obligations of the Company.

Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," and FIN 47, "Accounting for Conditional Asset Retirement Obligations" *(codified under ASC 410 "Asset Retirement and Environmental Obligations")*. A liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists and the liability can be reasonably estimated. The liability is accreted over time and the asset is depreciated over the remaining life of the related asset. Upon settlement of the liability, the Company will recognize a gain or loss for any difference between the settlement amount and the liability recorded. Asset retirement obligations with indeterminate settlement dates are not recorded until such dates can be reasonably estimated.

Environmental Cleanup Costs

The Company expenses environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernable. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. The Company's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs.

Self-Insurance

The Company is self-insured with respect to certain of its medical and dental claims and certain of its workers' compensation claims. The Company has recorded an estimated liability for self-insured medical and dental claims incurred but not reported and workers' compensation claims and claims incurred but not reported of $4.0 million and $21.5 million, respectively, at October 31, 2009 and $4.1 million and $20.6 million, respectively, at October 31, 2008.

Income Taxes

Income taxes are accounted for under SFAS No. 109, "Accounting for Income Taxes" *(codified under ASC 740 "Income Taxes")*. In accordance with this Statement, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as measured by enacted tax rates that are expected to be in effect in the periods when the deferred tax assets and liabilities are expected to be settled or realized. Valuation allowances are established where expected future taxable income does not support the realization of the deferred tax assets.

The Company's effective tax rate is based on income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions.

In the first quarter of fiscal 2008, the Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes" *(codified under ASC 740 "Income Taxes")* which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" *(codified under ASC 740 "Income Taxes")*. This standard provides that a tax benefit from uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. The Company's effective tax rate includes the impact of reserve provisions and changes to reserves that it considers appropriate as well as related interest and penalties.

A number of years may elapse before a particular matter, for which the Company has established a reserve, is audited and finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of the Company's cash. Favorable resolution would be recognized as a reduction to the Company's effective tax rate in the period of resolution.

Restructuring Charges

We account for all exit or disposal activities in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" *(codified under ASC 420 "Exit or Disposal Cost Obligations").* Under SFAS No. 146, a liability is measured at its fair value and recognized as incurred. Additional disclosure related to our restructuring charges is provided in Note 5.

Stock-Based Compensation Expense

On November 1, 2005, the Company adopted SFAS No. 123(R), "Share-Based Payment" *(codified under ASC 718 "Compensation—Stock Compensation.")* This standard requires the measurement and recognition of compensation expense, based on estimated fair values, for all share-based awards made to employees and directors, including stock options, restricted stock, restricted stock units and participation in the Company's employee stock purchase plan. In adopting this guidance, the Company used the modified prospective application transition method, as of November 1, 2005, the first day of the Company's fiscal year 2006.

SFAS No. 123(R) guidance requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense in the Company's consolidated statements of income over the requisite service periods. Share-based compensation expense recognized in the Company's consolidated statements of income for 2007 includes compensation expense for share-based awards granted prior to, but not yet vested as of November 1, 2005, based on the grant date fair value estimated in accordance with the guidance of the standard. No options were granted in 2009, 2008, and 2007. For any options granted in the future, compensation expense will be based on the grant date fair value estimated in accordance with the guidance of the standard. There was no share-based compensation expense recognized under the standard for 2009 and 2008 and $0.1 million was recognized for 2007.

The Company uses the straight-line single option method of expensing stock options to recognize compensation expense in its consolidated statements of income for all share-based awards. Because share-based compensation expense is based on awards that are ultimately expected to vest, share-based compensation expense will be reduced to account for estimated forfeitures. SFAS No. 123(R) guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Equity Earnings and Minority Interests

Equity earnings represent investments in affiliates in which the Company does not exercise control and has a 20% or more voting interest. Such investments in affiliates are accounted for using the equity method of accounting. If the fair value of an investment in an affiliate is below its carrying value and the difference is deemed to be other than temporary, the difference between the fair value and the carrying value is charged to earnings. The Company has an equity interest in six affiliates, and the equity earnings of these interests were recorded in net income. Equity earnings (losses) for 2009, 2008, and 2007 were ($0.4) million, $1.6 million and $0.3 million, respectively. Dividends received from our equity method subsidiaries were $0.5 million, $0.1 million, and $0.2 million for the years ending October 31, 2009, 2008, and 2007, respectively.

The Company records minority interest expense which reflects the portion of the earnings of majority-owned operations which are applicable to the minority interest partners. The Company has majority holdings in various companies, and the minority interests of other persons in the respective net income of these companies were recorded as an expense. Minority interest expense for 2009, 2008, and 2007 was $3.2 million, $5.6 million, and $1.7 million, respectively.

Earnings per Share

The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share as prescribed in SFAS No. 128, "Earnings Per Share" *(codified under ASC 260 "Earnings Per Share")*. In accordance with the Statement, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

The following is a reconciliation of the shares used to calculate basic and diluted earnings per share (1) :

For the years ended October 31,	2009	2008	2007
Class A Common Stock:			
Basic earnings per share	24,328,724	23,932,045	23,594,814
Assumed conversion of stock options	311,259	446,560	577,872
Diluted earnings per share	24,639,983	24,378,605	24,172,686
Class B Common Stock:			
Basic and diluted earnings per share	22,475,707	22,797,825	22,994,494

(1) All share information presented in this table has been adjusted to reflect a 2-for-1 stock split of the Company's shares of Class A and Class B Common Stock distributed on April 11, 2007.

There were no Class A options that were antidilutive for 2009, 2008 and 2007.

The Company calculates Class A EPS as follows: (i) multiply 40% times the average Class A shares outstanding, then divide that amount by the product of 40% of the average Class A shares outstanding plus 60% of the average Class B shares outstanding to get a percentage, (ii) undistributed net income divided by the average Class A shares outstanding, (iii) multiply item (i) by item (ii), (iv) add item (iii) to the Class A cash dividend. Diluted shares are factored into the Class A calculation.

The Company calculates Class B EPS as follows: (i) multiply 60% times the average Class B shares outstanding, then divide that amount by the product of 40% of the average Class A shares outstanding plus 60% of the average Class B shares outstanding to get a percentage, (ii) undistributed net income divided by the average Class B shares outstanding, (iii) multiply item (i) by item (ii), (iv) add item (iii) to the Class B cash dividend. Class B diluted EPS is identical to Class B basic EPS.

(In millions except for per share data)	2009	2008	2007
Numerator			
Numerator for basic and diluted EPS -			
Net Income	$132.4	$ 234.4	$156.4
Cash dividends	88.0	76.5	53.3
Undistributed net income	$ 44.4	$ 157.9	$103.1
Denominator			
Denominator for basic EPS -			
Class A Common Stock	24.3	23.9	23.6
Class B Common Stock	22.5	22.8	23.0
Denominator for diluted EPS -			
Class A Common Slock	24.6	24.4	24.2
Class B Common Stock	22.5	22.8	23.0
EPS Basic			
Class A Common Stock	$ 2.29	$ 4.04	$ 2.69
Class B Common Stock	$ 3.42	$ 6.04	$ 4.04
EPS Diluted			
Class A Common Stock	$ 2.28	$ 3.99	$ 2.65
Class B Common Stock	$ 3.42	$ 6.04	$ 4.04

Restricted Stock

Under the Company's Long-Term Incentive Plan and the 2005 Outside Directors Equity Award Plan, the Company granted 243,107 and 16,568 shares of restricted stock with a weighted average grant date fair value of $32.03 and $28.96, respectively, in 2009. The Company granted 35,938 and 7,664 shares of restricted stock with a weighted average grant date fair value of $62.38 and $62.58, under the Company's Long-Term Incentive Plan and the 2005 Outside Directors Equity Award Plan, respectively, in 2008. All restricted stock awards are fully vested upon being awarded.

Revenue Recognition

The Company recognizes revenue when title passes to customers or services have been rendered, with appropriate provision for returns and allowances. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" *(codified under ASC 605 "Revenue Recognition").*

Timberland disposals, timber and special use property revenues are recognized when closings have occurred, required down payments have been received, title and possession have been transferred to the buyer, and all other criteria for sale and profit recognition have been satisfied.

The Company reports the sale of surplus and higher and better use ("HBU") property in our consolidated statements of income under "gain on disposals of properties, plants and equipment, net" and reports the sale of development property under "net sales" and "cost of products sold." All HBU and development property, together with surplus property, is used by the Company to productively grow and sell timber until sold.

Shipping and Handling Fees and Costs

The Company includes shipping and handling fees and costs in cost of products sold.

Other Expense, Net

Other expense, net primarily represents Non-United States trade receivables program fees, currency translation and remeasurement gains and losses and other infrequent non-operating items.

Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation" *(codified under ASC 830 "Foreign Currency Matters"),* the assets and liabilities denominated in a foreign currency are translated into United States dollars at the rate of exchange existing at year-end, and revenues and expenses are translated at average exchange rates.

The cumulative translation adjustments, which represent the effects of translating assets and liabilities of the Company's international operations, are presented in the consolidated statements of changes in shareholders' equity in accumulated other comprehensive income (loss). The transaction gains and losses are credited or charged to income. The amounts included in other income (expense) related to transaction gain and losses, net of tax were $(0.7) million $(1.3) million, and $(2.8) million in 2009, 2008 and 2007, respectively.

Derivative Financial Instruments

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" *(codified under ASC 815 "Derivatives and Hedging"),* the Company records all derivatives in the consolidated balance sheets as either assets or liabilities measured at fair value. Dependent on the designation of the derivative instrument, changes in fair value are recorded to earnings or shareholders' equity through other comprehensive income (loss).

The Company uses interest rate swap agreements for cash flow hedging purposes. For derivative instruments that hedge the exposure of variability in interest rates, designated as cash flow hedges, the effective portion of the net gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Interest rate swap agreements that hedge against variability in interest rates effectively convert a portion of floating rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The Company uses the "variable cash flow method" for assessing the effectiveness of these swaps. The effectiveness of these swaps is reviewed at least every quarter. Hedge ineffectiveness has not been material during any of the years presented herein.

The Company enters into currency forward contracts to hedge certain currency transactions and short-term intercompany loan balances with its international businesses. In addition, the Company uses cross-currency swaps to hedge a portion of its net investment in its European subsidiaries. Such contracts limit the Company's exposure to both favorable and unfavorable currency fluctuations. These contracts are adjusted to reflect market value as of each balance sheet date, with the resulting changes in fair value being recognized in other comprehensive income (loss).

The Company uses derivative instruments to hedge a portion of its natural gas. These derivatives are designated as cash flow hedges. The effective portion of the net gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period during which the hedged transaction affects earnings.

Any derivative contract that is either not designated as a hedge, or is so designated but is ineffective, is adjusted to market value and recognized in earnings immediately. If a cash flow hedge ceases to qualify for hedge accounting or is terminated, the contract would continue to be carried on the balance sheet at fair value until settled and future adjustments to the contract's fair value would be recognized in earnings immediately. If a forecasted transaction were no longer probable to occur, amounts previously deferred in accumulated other comprehensive income (loss) would be recognized immediately in earnings.

Subsequent Events

The Company adopted SFAS No. 165, "Subsequent Events" *(codified under ASC 855 "Subsequent Events")* in 2009. This standard is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of SFAS No. 165 had no impact to the Company 2009 financial statements. The Company evaluated all events or transactions that occurred after October 31, 2009 up through December 23, 2009, the date the Company issued these financial statements.

Recent Accounting Standards

In December 2007, the FASB issued SFAS No. 141(R), *(codified under ASC 805 "Business Combinations"),* which replaces SFAS No. 141. The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration. SFAS No. 141(R) will apply to any acquisition entered into on or after November 1, 2009, but will have no effect on the Company's consolidated financial statements for the fiscal year ending October 31, 2009 incorporated herein. Refer to Note 17 for the financial impact on adoption of SFAS No. 141(R) as of November 1, 2009.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" *(codified under ASC 820 "Fair Value Measurements and Disclosures").* SFAS No. 157 defines fair value, establishes a framework for measuring fair value within GAAP and expands required disclosures about fair value measurements. In November 2007, the FASB provided a one year deferral for the implementation of SFAS No. 157 for nonfinancial assets and liabilities. The Company adopted SFAS No. 157 on February 1, 2008, as required. The adoption of SFAS No. 157 did not have a material impact on the Company's financial condition and results of operations. Refer to Note 8 for the fair value hierarchy provisions of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" *(codified under ASC 825 "Financial Instruments").* SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 was effective for the Company on November 1, 2008. Since the Company has not utilized the fair value option for any allowable items, the adoption of SFAS No. 159 did not have a material impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued SFAS No. 160, "Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51," *(codified under ASC 810 "Consolidation")*. The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 also changes the way the consolidated financial statements are presented, establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation, requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and expands disclosures in the consolidated financial statements that clearly identify and distinguish between the parent's ownership interest and the interest of the noncontrolling owners of a subsidiary. The provisions of SFAS No. 160 are to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 160 is adopted, except for the presentation and disclosure requirements, which are to be applied retrospectively for all periods presented. SFAS No. 160 will be effective for the Company's financial statements for the fiscal year beginning November 1, 2009. The Company is in the process of evaluating the impact that the adoption of SFAS No. 160 may have on its consolidated financial statements. However, the Company does not anticipate a material impact on its financial condition, results of operations or cash flows.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, "Employers' Disclosures About Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1") *(codified under ASC 715 "Compensation—Retirement Benefits")*, to provide guidance on employers' disclosures about assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 requires employers to disclose information about fair value measurements of plan assets similar to SFAS No. 157, "Fair Value Measurements." The objectives of the disclosures are to provide an understanding of: (a) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies, (b) the major categories of plan assets, (c) the inputs and valuation techniques used to measure the fair value of plan assets, (d) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and (e) significant concentrations of risk within plan assets. The disclosures required by FSP FAS 132(R)-1 will be effective for the Company's financial statements for the fiscal year beginning November 1, 2009. The Company is in the process of evaluating the impact that the adoption of FAS 132(R)-1 may have on its consolidated financial statements and related disclosures. However, the Company does not anticipate a material impact on its financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140" *(not yet codified)* The Statement amends SFAS No. 140 to improve the information provided in financial statements concerning transfers of financial assets, including the effects of transfers on financial position, financial performance and cash flows, and any continuing involvement of the transferor with the transferred financial assets. The provisions of SFAS 166 are effective for the Company's financial statements for the fiscal year beginning November 1, 2010. The Company is in the process of evaluating the impact that the adoption of SFAS 166 may have on its consolidated financial statements and related disclosures. However, the Company does not anticipate a material impact on its financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)" *(not yet codified)*. SFAS 167 amends FIN 46(R) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity. It also amends FIN 46(R) to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The provisions of SFAS 167 are effective for the Company's financial statements for the fiscal year beginning November 1, 2010. The Company is in the process of evaluating the impact that the adoption of SFAS No. 167 may have on its consolidated financial statements and related disclosures. However, the Company does not anticipate a material impact on its financial condition, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 168, "The *FASB Accounting Standards Codification* and the Hierarchy of Generally Accepted Accounting Principles." This standard replaces SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," and establishes two levels of GAAP, authoritative and non-authoritative. The FASB Accounting Standards Codification (the "Codification" or ASC) will become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission ("SEC"), which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. The Company adopted the codification standards which do not have a financial impact other than references to authoritative literature incorporated herein.

NOTE 2—ACQUISITIONS, DIVESTITURES AND OTHER SIGNIFICANT TRANSACTIONS

During 2009, the Company completed acquisitions of five industrial packaging companies and one paper packaging company and made a contingent purchase price payment related to a 2005 acquisition for an aggregate purchase price of $90.8 million. These six acquisitions consisted of two North American industrial packaging companies in February 2009, the acquisition of a North American industrial packaging company in June 2009, the acquisition of an industrial packaging company in Asia in July 2009, the acquisition of a South American industrial packaging company in October 2009, and the acquisition of a 75% interest in a North American paper packaging company in October 2009. These industrial packaging and paper packaging acquisitions are expected to complement the Company's existing product lines that together will provide growth opportunities and economies of scale. These acquisitions, included in operating results from the acquisition dates, were accounted for using the purchase method of accounting and, accordingly, the purchase prices were allocated to the assets purchased and liabilities assumed based upon their estimated fair values at the dates of acquisition. The estimated fair values of the net assets acquired were $30.1 million (including $8.4 million of accounts receivable and $4.4 million of inventory) and liabilities assumed were $20.7 million. Identifiable intangible assets, with a combined fair value of $31.5 million, including trade-names, customer relationships, and certain non-compete agreements, have been recorded for these acquisitions. The excess of the purchase prices over the estimated fair values of the net tangible and intangible assets acquired of $49.9 million was recorded as goodwill. The final allocation of the purchase prices may differ due to additional refinements in the fair values of the net assets acquired as well as the execution of consolidation plans to eliminate duplicate operations, in accordance with SFAS No. 141 "Business Combinations." This is due to the valuation of certain other assets and liabilities that are subject to refinement and therefore the actual fair value may vary from the preliminary estimates. Adjustments to the acquired net assets resulting from final valuations are not expected to be significant. These acquisitions, included in operating results from the acquisition dates, were accounted for using the purchase method of accounting and, accordingly, the purchase prices were allocated to the assets purchased and liabilities assumed based upon their estimated fair values at the dates of acquisition. The Company is finalizing certain closing date adjustments with the sellers, as well as the allocation of income tax adjustments.

As of the completion date of the acquisitions made during 2009, the Company began to formulate various restructuring plans at certain of the acquired businesses discussed above. The Company's restructuring plans for certain of these newly acquired businesses preliminarily include plans to consolidate locations.

During 2009, the Company sold specific Industrial Packaging segment assets and facilities in North America. The net gain from these sales was $17.2 million and is included in gain on disposal of properties, plants, and equipment, net in the accompanying consolidated statement of income.

During 2008, the Company completed acquisitions of four industrial packaging companies and one paper packaging company and made a contingent purchase price payment related to a 2005 acquisition for an aggregate purchase price of $90.3 million. These five acquisitions consisted of a joint venture in the Middle East in November 2007, acquisition of a 70% interest in a South American company in November 2007, the acquisition of a North American company in December 2007, the acquisition of a company in Asia in May 2008, and the acquisition of a North American paper packaging company in July 2008. These industrial packaging and paper packaging acquisitions complemented the Company's existing product lines that together provided growth opportunities and scale. These acquisitions, included in operating results from the acquisition dates, were accounted for using the purchase method of accounting and, accordingly, the purchase prices were allocated to the assets purchased and liabilities assumed based upon their estimated fair values at the dates of acquisition. The estimated fair values of the net assets acquired were $73.6 million (including $12.2 million of accounts receivable and $7.4 million of inventory) and liabilities assumed were $43.2 million. Identifiable intangible assets, with a combined fair value of $19.5 million, including trade-names, customer relationships, and certain non-compete agreements, have been recorded for these acquisitions. The excess of the purchase prices over the estimated fair values of the net tangible and intangible assets acquired of $40.4 million was recorded as goodwill. The Company is finalizing the allocation of income tax adjustments. The Company is required to make a contingent payment in 2010 based on a fixed percentage of earnings before interest, taxes, depreciation and amortization for one acquisition. This payment is currently being negotiated and is not expected to be material. Furthermore, in December 2010, the Company is required to pay $5.0 million to purchase the land and building that is currently being leased from the seller of one North American industrial packaging acquisition.

During 2008, the Company implemented various restructuring plans at certain of the 2008 acquired businesses discussed above. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task Force Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" and primarily have included reductions in staffing levels, other exit costs associated with the consolidation of certain management or sales and marketing personnel, and the reduction of excess capacity. In connection with these restructuring activities, as part of the cost of the above acquisitions, the Company established reserves, primarily for severance and excess facilities, in the amount of $4.9 million, of which $2.8 million remained in the restructuring reserve at October 31, 2009. These accruals have been recorded as liabilities to the opening balance sheets (increases to goodwill) pursuant to the provisions of the guidance. These charges primarily reflect severance, other exit costs associated with the consolidation of certain sales and marketing personnel, and the reduction of excess capacity.

During 2008, the Company sold a business unit in Australia, a 51% interest in a Zimbabwean operation, three North American paper packaging operations and a North American industrial packaging operation. The net gain from these divestitures was $31.6 million and is included in gain on disposal of properties, plants, and equipment, net in the accompanying consolidated statement of income. Included in the gain calculation for the disposal in Australia was the reclass to net income of a gain of $37.4 million of accumulated foreign currency translation adjustments.

Had the transactions occurred on November 1, 2006, results of operations would not have differed materially from reported results.

NOTE 3—SALE OF NON-UNITED STATES ACCOUNTS RECEIVABLE

Pursuant to the terms of a Receivable Purchase Agreement (the "RPA") dated October 28, 2004 between Greif Coordination Center BVBA, an indirect wholly-owned subsidiary of Greif, Inc., and a major international bank, the seller agreed to sell trade receivables meeting certain eligibility requirements that seller had purchased from other indirect wholly-owned subsidiaries of Greif, Inc., including Greif Belgium BVBA, Greif Germany GmbH, Greif Nederland BV, Greif Spain SA and Greif UK Ltd, under discounted receivables purchase agreements and from Greif France SAS under a factoring agreement. The RPA was amended on October 28, 2005 to include receivables originated by Greif Portugal Lda, also an indirect wholly-owned subsidiary of Greif, Inc. In addition, on October 28, 2005, Greif Italia S.P.A., also an indirect wholly-owned subsidiary of Greif, Inc., entered into the Italian Receivables Purchase Agreement with the Italian branch of the major international bank (the "Italian RPA") with Greif Italia S.P.A., agreeing to sell trade receivables that meet certain eligibility criteria to the Italian branch of the major international bank. The Italian RPA is similar in structure and terms as the RPA. The RPA was amended April 30, 2007 to include receivables oriented by Greif Packaging Belgium NV, Greif Packaging France SAS and Greif Packaging Spain SA, all wholly-owned subsidiaries of Greif, Inc. The maximum amount of receivables that may be sold under the RPA and the Italian RPA is €115 million ($170.2 million) at October 31, 2009.

In October 2007, Greif Singapore Pte. Ltd., an indirect wholly-owned subsidiary of Greif Inc., entered into the Singapore Receivable Purchase Agreement (the "Singapore RPA") with a major international bank. The maximum amount of aggregate receivables that may be sold under the Singapore RPA is 15.0 million Singapore Dollars ($10.7 million) at October 31, 2009.

In October 2008, Greif Embalagens Industriais do Brasil Ltda., an indirect wholly-owned subsidiary of Greif Inc., entered into agreements (the "Brazil Agreements") with Brazilian banks. There is no maximum amount of aggregate receivables that may be sold under the Brazil Agreements; however, the sale of individual receivables is subject to approval by the banks.

In May 2009, an indirect wholly-owned Malaysian subsidiary of Greif, Inc., entered into the Malaysian Receivables Purchase Agreement ("the Malaysian Agreements") with Malaysian Banks. The maximum amount of the aggregate receivables that may be sold under the Malaysian Agreements is 15.0 million Malaysian Ringgits ($4.4 million at October 31, 2009).

The structure of the transactions provide for a legal true sale, on a revolving basis, of the receivables transferred from the various Greif, Inc. subsidiaries to the respective banks. The bank funds an initial purchase price of a certain percentage of eligible receivables based on a formula with the initial purchase price approximating 75% to 90% of eligible receivables. The remaining deferred purchase price is settled upon collection of the receivables. At the balance sheet reporting dates, the

Company removes from accounts receivable the amount of proceeds received from the initial purchase price since they meet the applicable criteria of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" *(codified under ASC 860 "Transfers and Servicing")*, and continues to recognize the deferred purchase price in its accounts receivable. The receivables are sold on a non-recourse basis with the total funds in the servicing collection accounts pledged to the banks between settlement dates. At October 31, 2009 and October 31, 2008, €77.0 million ($114.0 million) and €106.0 million ($137.8 million), respectively, of accounts receivable were sold under the RPA and Italian RPA. At October 31, 2009 and October 31, 2008, 5.6 million Singapore Dollars ($4.0 million) and 7.8 million Singapore Dollars ($5.3 million), respectively, of accounts receivable were sold under the Singapore RPA. At October 31, 2009 and October 31, 2008, 13.3 million Brazilian Reais ($7.6 million) and 9.5 million Brazilian Reais ($4.5 million), respectively, of accounts receivable were sold under the Brazil Agreements. At October 31, 2009, 6.3 million Malaysian Ringgits ($1.8 million) of accounts receivable were sold under the Malaysian Agreements.

At the time the receivables are initially sold, the difference between the carrying amount and the fair value of the assets sold are included as a loss on sale in the consolidated statements of income.

Expenses, primarily related to the loss on sale of receivables, associated with the RPA and Italian RPA totaled €3.7 million ($5.5 million), €5.9 million ($7.9 million), and €3.7 million ($5.0 million) for the year ended October 31, 2009, 2008, and 2007, respectively.

Expenses associated with the Singapore RPA totaled 0.3 million Singapore Dollars ($0.2 million) for the year ended October 31, 2009 and were insignificant for the years ended October 31, 2008 and 2007.

Expenses associated with the Brazil Agreements totaled 1.3 million Brazilian Reais ($0.8 million) for the year ended October 31, 2009 and were insignificant for the year ended October 31, 2008. There were no expenses for the year ended October 31, 2007 as the Brazil Agreement did not commence until October 2008.

Expenses associated with the Malaysian Agreements totaled 0.2 million Malaysian Ringgits ($0.1 million) for the year ended October 31, 2009. There were no expenses for the years ended October 31, 2008 and 2007 as the Malaysian Agreement did not commence until May 2009.

Additionally, the Company performs collections and administrative functions on the receivables sold similar to the procedures it uses for collecting all of its receivables, including receivables that are not sold under the RPA, the Italian RPA, the Singapore RPA, the Brazil Agreements, and the Malaysian Agreements. The servicing liability for these receivables is not material to the consolidated financial statements.

NOTE 4—GOODWILL AND OTHER INTANGIBLE ASSETS

The Company annually reviews goodwill and indefinite-lived intangible assets for impairment as required by SFAS No. 142. The Company's business segments have been identified as reporting units, of which two contain goodwill that is assessed for impairment. A reporting unit is the operating segment, or a business one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. The Company has concluded that no impairment exists at this time.

Changes to the carrying amount of goodwill for the years ended October 31, 2009 and 2008 are as follows (Dollars in thousands):

	Industrial Packaging & Services	Paper, Packaging & Services	Total
Balance at October 31, 2007	$468,132	$25,120	$493,252
Goodwill acquired	39,663	7,970	47,633
Goodwill adjustments	(2,237)	(170)	(2,407)
Goodwill disposals	(8,255)	(259)	(8,514)
Currency translation	(16,991)	—	(16,991)
Balance at October 31, 2008	$480,312	$32,661	$512,973
Goodwill acquired	20,658	29,250	49,908
Goodwill adjustments	10,634	(511)	10,123
Currency translation	19,113	—	19,113
Balance at October 31, 2009	$530,717	$61,400	$592,117

The 2009 goodwill acquired of $49.9 million is preliminary since the Company has not finalized the purchase price allocation as of October 31, 2009, as defined under SFAS No. 141. Of the goodwill included in 2009, $20.7 million of goodwill relates to the acquisition of industrial packaging companies in North America, South America, and Asia, and $29.2 million relates to an acquisition of a 75% interest in a paper packaging company in North America. The goodwill adjustments represent a net increase in goodwill of $10.1 million primarily related to finalization of the purchase price allocations of prior year acquisitions.

The 2008 goodwill acquired of $47.6 million related to the acquisition of industrial packaging companies in North and South America, the Middle East and Southeast Asia, and $8.0 million related to an acquisition of a paper packaging company in North America. The goodwill disposals of $8.5 million primarily represented the divestiture of the Australian drum operations and the sale of plants in North America. The goodwill adjustments represented a net decrease in goodwill of $2.4 million primarily related to finalization of the purchase price allocations of prior year acquisitions.

All intangible assets for the periods presented, excluding the goodwill items discussed above and except for $12.5 million, related to the Tri-Sure Trademark, Blagden Express Tradename, Closed-loop Tradename, and Box Board Tradename, are subject to amortization and are being amortized using the straight-line method over periods that range from 5 to 20 years. The details of other intangible assets by class as of October 31, 2009 and October 31, 2008 are as follows (Dollars in thousands):

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
October 31, 2009:			
Trademarks and patents	$ 35,081	$15,457	$ 19,624
Non-compete agreements	18,842	6,143	12,699
Customer relationships	110,298	17,190	93,108
Other	11,018	5,079	5,939
Total	$175,239	$43,869	$131,370
October 31, 2008:			
Trademarks and patents	$ 29,996	$13,066	$ 16,930
Non-compete agreements	16,514	3,470	13,044
Customer relationships	80,017	10,741	69,276
Other	9,624	4,450	5,174
Total	$136,151	$31,727	$104,424

During 2009, other intangible assets, net of accumulated amortization, increased by $26.9 million. Gross intangibles increased by $31.5 million due to acquisitions of Industrial Packaging companies in North America, South America and Asia as well as a 75% interest in a Paper Packaging company in North America. Currency translation increased the other intangible assets by $6.3 million. The range of amortization period of the intangibles acquired in 2009 is 5 to 15 years and the weighted average amortization period of the intangibles acquired in 2009 is 13.8 years. Amortization expense was $11.0 million, $9.2 million and $8.3 million for 2009, 2008 and 2007, respectively. Amortization expense for the next five years is expected to be $15.8 million in 2010, $14.9 million in 2011, $14.1 million in 2012, $10.9 million in 2013 and $9.1 million in 2014.

NOTE 5—RESTRUCTURING CHARGES

The focus for restructuring activities in 2009 was on business realignment to address the adverse impact resulting from the sharp decline in business throughout the economy and further implementation of the Greif Business System and specific contingency actions. During 2009, the Company recorded restructuring charges of $66.6 million, consisting of $28.4 million in employee separation costs, $19.6 million in asset impairments, $0.3 million in professional fees, and $18.3 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. In addition, the Company recorded $10.8 million in restructuring-related inventory charges in costs of products sold. Nineteen company-owned plants in the Industrial Packaging segment were closed. There were a total of 1,294 employees severed throughout 2009 as part of our restructuring efforts. Within our Paper Packaging segment, we recorded a reversal of severance expense in the amount of $2.1 million related to the actual costs coming in lower than estimates due to projected severed employees being employed by the acquirer of the closed plants.

For each relevant business segment, costs incurred in 2009 are as follows (Dollars in thousands):

	Amounts Expected to be Incurred	Amounts Incurred in 2009	Amounts Remaining to be incurred
Industrial Packaging:			
Employee separation costs	$ 41,268	$29,113	$12,155
Asset impairments	19,558	19,558	—
Professional fees	1,504	334	1,170
Inventory adjustments	10,772	10,772	—
Other restructuring costs	28,570	16,737	11,833
	101,672	76,514	25,158
Paper Packaging:			
Employee separation costs	1,943	(868)	2,811
Asset impairments	38	38	—
Other restructuring costs	1,696	1,515	181
	3,677	685	2,992
Timber:			
Employee separation costs	163	163	—
	$105,512	$77,362	$28,150

The total amounts expected to be incurred above, some of which have been accrued, are from open restructuring plans which are anticipated to be realized in 2010. Following is a reconciliation of the beginning and ending restructuring reserve balances for the years ended October 31, 2009 and 2008 (Dollars in thousands):

	Cash Charges		Non-cash Charges		
	Employee Separation Costs	Other costs	Asset Impairments	Inventory Write-Down	Total
Balance at October 31, 2007	$ 12,296	$ 3,480	$ —	$ —	$ 15,776
Costs incurred and charged to expense	20,550	10,277	12,375	—	43,202
Reserves established in the purchase price of business combinations	1,111	147	—	—	1,258
Costs paid or otherwise settled	(19,544)	(13,170)	(12,375)	—	(45,089)
Balance at October 31, 2008	$ 14,413	$ 734	$ —	$ —	$ 15,147
Costs incurred and charged to expense, net*	28,408	18,586	19,596	10,772	77,362
Reserves established in the purchase price of business combinations	971	2,971	3,771	—	7,713
Costs paid or otherwise settled	(34,553)	(16,215)	(23,367)	(10,772)	(84,907)
Balance at October 31, 2009	$ 9,239	$ 6,076	$ —	$ —	$ 15,315

* Includes reversal of severance expense of $2.1 million related to the actual costs coming in lower than estimates due to projected severed employees being employed by the acquirer of closed plants

The focus for restructuring activities in 2008 was on the integration of recent acquisitions in the Industrial Packaging segment and on alignment to market focused strategy and on the integration of a recent acquisition and closing of two paper packaging facilities in the Paper Packaging segment. During 2008, the Company recorded restructuring charges of $43.2 million, consisting of $20.6 million in employee separation costs, $12.3 million in asset impairments, $0.4 million in professional fees, and $9.9 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. Six company-owned plants in the Industrial Packaging segment and four company-owned plants in the Paper Packaging segment were closed. The total employees severed during 2008 were 630.

The focus for restructuring activities in 2007 was on integration of acquisitions in the Industrial Packaging segment and on alignment to market-focused strategy and implementation of the Greif Business System in the Paper Packaging segment. During 2007, the Company recorded restructuring charges of $21.2 million, consisting of $9.2 million in employee separation costs, $0.9 million in asset impairments, $1.0 million in professional fees, and $10.1 million in other restructuring costs, primarily consisting of facility consolidation and lease termination costs. Two company-owned plants in the Industrial Packaging segment were closed. Additionally, severance costs were incurred due to the elimination of certain operating and administrative positions throughout the world. The total employees severed in 2007 were 303.

NOTE 6—SIGNIFICANT NONSTRATEGIC TIMBERLAND TRANSACTIONS AND CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On March 28, 2005, Soterra LLC (a wholly owned subsidiary) entered into two real estate purchase and sale agreements with Plum Creek Timberlands, L.P. ("Plum Creek") to sell approximately 56,000 acres of timberland and related assets located primarily in Florida for an aggregate sales price of approximately $90 million, subject to closing adjustments. In connection with the closing of one of these agreements, Soterra LLC sold approximately 35,000 acres of timberland and associated assets in Florida, Georgia and Alabama for $51.0 million, resulting in a pretax gain of $42.1 million, on May 23, 2005. The purchase price was paid in the form of cash and a $50.9 million purchase note payable by an indirect subsidiary of Plum Creek (the "Purchase Note"). Soterra LLC contributed the Purchase Note to STA Timber LLC ("STA Timber"), one of the Company's indirect wholly owned subsidiaries. The Purchase Note is secured by a Deed of Guarantee issued by Bank of America, N.A., London Branch, in an amount not to exceed $52.3 million (the "Deed of Guarantee"), as a guarantee of the due and punctual payment of principal and interest on the Purchase Note.

The Company completed the second phase of these transactions in the first quarter of 2006. In this phase, the Company sold 15,300 acres of timberland holdings in Florida for $29.3 million in cash, resulting in a pre-tax gain of $27.4 million. The final phase of this transaction, approximately 5,700 acres sold for $9.7 million, occurred on April 28, 2006 and the Company recognized additional timberland gains in its consolidated statements of income in the periods that these transactions occurred resulting in a pre-tax gain of $9.0 million.

On May 31, 2005, STA Timber issued in a private placement its 5.20% Senior Secured Notes due August 5, 2020 (the "Monetization Notes") in the principal amount of $43.3 million. In connection with the sale of the Monetization Notes, STA Timber entered into note purchase agreements with the purchasers of the Monetization Notes (the "Note Purchase Agreements") and related documentation. The Monetization Notes are secured by a pledge of the Purchase Note and the Deed of Guarantee. The Monetization Notes may be accelerated in the event of a default in payment or a breach of the other obligations set forth therein or in the Note Purchase Agreements or related documents, subject in certain cases to any applicable cure periods, or upon the occurrence of certain insolvency or bankruptcy related events. The Monetization Notes are subject to a mechanism that may cause them, subject to certain conditions, to be extended to November 5, 2020. The proceeds from the sale of the Monetization Notes were primarily used for the repayment of indebtedness.

In addition, Greif, Inc. and its other subsidiaries have not extended any form of guaranty of the principal or interest on the Monetization Notes. Accordingly, Greif, Inc. and its other subsidiaries will not become directly or contingently liable for the payment of the Monetization Notes at any time.

The Company has also consolidated the assets and liabilities of the buyer-sponsored special purpose entity (the "Buyer SPE") involved in these transactions as the result of FIN 46(R). However, because the Buyer SPE is a separate and distinct legal entity from the Company, the assets of the Buyer SPE are not available to satisfy the liabilities and obligations of the Company and the liabilities of the Buyer SPE are not liabilities or obligations of the Company.

Assets of the Buyer SPE at October 31, 2009 and 2008 consist of restricted bank financial instruments of $50.9 million. STA Timber had long-term debt of $43.3 million as of October 31, 2009 and 2008. STA Timber is exposed to credit-related losses in the event of nonperformance by the issuer of the Deed of Guarantee. The accompanying consolidated income statements for the years ended October 31, 2009, 2008 and 2007 includes interest expense on STA Timber debt of $2.3 million per year and interest income on Buyer SPE investments of $2.4 million per year.

NOTE 7—LONG-TERM DEBT

Long-term debt is summarized as follows (Dollars in thousands):

	October 31, 2009	October 31, 2008
$700 Million Credit Agreement	$192,494	$ —
$450 Million Credit Agreement	—	247,597
Senior Notes due 2017	300,000	300,000
Senior Notes due 2019	241,729	—
Trade accounts receivable credit facility	—	120,000
Other long-term debt	4,385	5,574
	738,608	673,171
Less current portion	(17,500)	—
Other long-term debt	$721,108	$673,171

$700 Million Credit Agreement

On February 19, 2009, the Company and Greif International Holding B.V., as borrowers, entered into a $700 million Senior Secured Credit Agreement (the "Credit Agreement") with a syndicate of financial institutions. The Credit Agreement provides for a $500 million revolving multicurrency credit facility and a $200 million term loan, both maturing in February 2012, with an option to add $200 million to the facilities with the agreement of the lenders. The $200 million term loan is scheduled to amortize by $2.5 million each quarter-end for the first four quarters, $5.0 million each quarter-end for the next eight quarters and $150.0 million on the maturity date. The Credit Agreement is available to fund ongoing working capital and capital expenditure needs, for general corporate purposes, to finance acquisitions, and to repay amounts outstanding under the previous $450 million credit agreement. Interest is based on a Eurodollar rate or a base rate that resets periodically plus a calculated margin amount. On February 19, 2009, $325.3 million borrowed under the revolving credit facility and term loan was used to prepay the obligations outstanding under the $450 million Credit Agreement and certain costs and expenses incurred in connection with the Credit Agreement. As of October 31, 2009, $192.5 million was outstanding under the Credit Agreement. The current portion of the Credit Agreement is $17.5 million and the long-term portion is $175.0 million. The weighted average interest rate on the Credit Agreement was 3.19% since February 19, 2009. The interest rate was 3.50% at October 31, 2009.

The Credit Agreement contains financial covenants that require the Company to maintain a certain leverage ratio and a fixed charge coverage ratio. At October 31, 2009, the Company was in compliance with these covenants.

$450 Million Credit Agreement

On February 19, 2009, the Company and certain of its international subsidiaries terminated a $450 million credit agreement described in previous filings. As a result of this transaction, a $0.8 million debt extinguishment charge, which includes the write-off of unamortized capitalized debt issuance costs, was recorded.

Senior Notes Due 2017

On February 9, 2007, the Company issued $300.0 million of 6.75% Senior Notes due February 1, 2017. Interest on these Senior Notes is payable semi-annually. Proceeds from the issuance of these Senior Notes were principally used to fund the purchase of previously outstanding 8.875% Senior Subordinated Notes in a tender offer and for general corporate purposes.

The fair value of these Senior Notes due 2017 was $291.8 million at October 31, 2009 based upon quoted market prices. The Indenture pursuant to which these Senior Notes were issued contains certain covenants. At October 31, 2009, the Company was in compliance with these covenants.

Senior Notes Due 2019

On July 28, 2009, the Company issued $250.0 million of 7.75% Senior Notes due August 1, 2019. Interest on these Senior Notes is payable semi-annually. Proceeds from the issuance of Senior Notes were principally used for general corporate purposes, including the repayment of amounts outstanding under the Company's revolving multicurrency credit facility, without any permanent reduction of the commitments.

The fair value of these Senior Notes due 2019 was $256.3 million at October 31, 2009 based upon quoted market prices. The Indenture pursuant to which these Senior Notes were issued contains certain covenants. At October 31, 2009, the Company was in compliance with these covenants.

United States Trade Accounts Receivable Credit Facility

On December 8, 2008, the Company entered into a $135.0 million trade accounts receivable credit facility with a financial institution and its affiliate, with a maturity date of December 8, 2013, subject to earlier termination of their purchase commitment on December 6, 2010, or such later date to which the purchase commitment may be extended by agreement of the parties. The credit facility is secured by certain of the Company's trade accounts receivable in the United States and bears interest at a variable rate based on the applicable commercial paper rate plus a margin or other agreed-upon rate. In addition, the Company can terminate the credit facility at any time upon five days prior written notice. A significant portion of the initial proceeds from this credit facility were used to pay the obligations under the previous trade accounts receivable credit facility (the "Prior Facility"), which was terminated. The remaining proceeds were and will be used to pay certain fees, costs and expenses incurred in connection with the credit facility and for working capital and general corporate purposes. At October 31, 2009, there were no outstanding amounts under the Receivables Facility, and there was $120 million outstanding with the Prior Facility at October 31, 2008, respectively. The agreement for this receivables financing facility contains financial covenants that require the Company to maintain a certain leverage ratio and a fixed chargecoverage ratio. At October 31, 2009, the Company was in compliance with these covenants.

Greif Receivables Funding LLC ("GRF"), an indirect subsidiary of the Company, has participated in the purchase and transfer of receivables in connection with these credit facilities and is included in the Company's consolidated financial statements. However, because GRF is a separate and distinct legal entity from the Company and its other subsidiaries, the assets of GRF are not available to satisfy the liabilities and obligations of the Company and its other subsidiaries, and the liabilities of GRF are not the liabilities or obligations of the Company and its other subsidiaries. This entity purchases and services the Company's trade accounts receivable that are subject to these credit facilities.

Other

In addition to the amounts borrowed under the Credit Agreement and proceeds from these Senior Notes, at October 31, 2009, we had outstanding other debt of $24.0 million, comprised of $4.4 million in long-term debt and $19.6 million in short-term borrowings, compared to other debt outstanding of $49.9 million, comprised of $5.6 million on long-term debt and $44.3 million in short-term borrowings, at October 31, 2008.

At October 31, 2009, the current portion of the Company's long-term debt was $17.5 million. Annual maturities of our long-term debt under the Company various financing arrangements were $24.4 million in 2011, $155.0 million in 2012, and $541.7 million thereafter.

At October 31, 2009 and October 31, 2008, the Company had deferred financing fees and debt issuance costs of $14.9 million and $4.6 million, respectively, which are included in other long-term assets.

NOTE 8—FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The carrying amounts of cash and cash equivalents, trade accounts receivable, accounts payable, current liabilities and short-term borrowings at October 31, 2009 and 2008 approximate their fair values because of the short-term nature of these items.

The estimated fair values of the Company's long-term debt were $744.9 million and $619.2 million compared to the carrying amounts of $738.6 million and $673.2 million at October 31, 2009 and 2008, respectively. The current portion of the long term debt is $17.5 million. The fair values of the Company's long-term obligations are estimated based on either the quoted market prices for the same or similar issues or the current interest rates offered for debt of the same remaining maturities.

The Company uses derivatives from time to time to partially mitigate the effect of exposure to interest rate movements, exposure to currency fluctuations, and energy cost fluctuations. Under SFAS No. 133 *(codified under ASC 815 "Derivatives and Hedging")*, all derivatives are to be recognized as assets or liabilities in the balance sheet and measured at fair value. Changes in the fair value of derivatives are recognized in either net income or in other comprehensive income, depending on the designated purpose of the derivative.

SFAS No. 157 *(codified under ASC 820—"Fair Value Measurements and Disclosures")* established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. As of October 31, 2009, the Company held certain derivative asset and liability positions that lack level 1 inputs and are thus required to be measured at fair value on a Level 2 basis. The majority of the Company's derivative instruments related to receive floating-rate, pay fixed-rate interest rate swaps and receive fixed-rate, pay fixed-rate cross-currency interest rate swaps. The fair values of these derivatives have been measured in accordance with Level 2 inputs in the fair value hierarchy, and as of October 31, 2009, are as follows (Dollars in thousands):

	Notional Amount October 31, 2009	Fair Value Adjustment October 31, 2009	Balance Sheet Location October 31, 2009
Cross-currency interest rate swaps	$200,000	$(14,635)	Other long-term liabilities
Interest rate derivatives	175,000	(2,283)	Other long-term liabilities
Energy and other derivatives	74,536	(727)	Other current liabilities
Total	$449,536	$(17,645)	

The Company has entered into cross-currency interest rate swaps which are designated as a hedge of a net investment in a foreign operation. Under these agreements, the Company receives interest semi-annually from the counterparties equal to a fixed rate of 6.75% on $300.0 million and pays interest at a fixed rate of 6.25% on €219.9 million. Upon maturity of these swaps on August 1, 2009, August 1, 2010, and August 1, 2012, the Company paid or will be required to pay €73.3 million to the counterparties and receive $100.0 million from the counterparties on each of these dates. The other comprehensive loss on these agreements was $14.6 million and a gain of $24.5 million at October 31, 2009 and October 31, 2008, respectively. On August 1, 2009, the Company paid €73.3 million ($103.6 million) to the counterparties and received $100.0 million from the counterparties.

The Company has interest rate swap agreements with various maturities through 2012. The interest rate swap agreements are used to fix a portion of the interest on the Company's variable rate debt. Under certain of these agreements, the Company receives interest monthly or quarterly from the counterparties equal to LIBOR and pays interest at a fixed rate (2.71% at October 31, 2009) over the life of the contracts.

At October 31, 2009, the Company had outstanding foreign currency forward contracts in the notional amount of $70.5 million ($174.0 million at October 31, 2008). The purpose of these contracts is to hedge the Company's exposure to foreign currency transactions and short-term intercompany loan balances in its international businesses. The fair value of these contracts at October 31, 2009 resulted in a loss of $0.1 million recorded in the consolidated statements of income. The fair value of similar contracts at October 31, 2008 resulted in a loss of $1.5 million recorded in other comprehensive income and a loss of an insignificant amount in the consolidated statements of income.

The Company has entered into certain cash flow hedges to mitigate its exposure to cost fluctuations in natural gas prices through October 31, 2010. The fair value of the energy hedges was in an unfavorable position of $0.6 million ($0.4 million net of tax) at October 31, 2009, compared to an unfavorable position of $5.2 million ($3.4 million net of tax) at October 31, 2008. As a result of the high correlation between the hedged instruments and the underlying transactions, ineffectiveness has not had a material impact on the Company's consolidated statements of income for the quarter ended October 31, 2009.

While the Company may be exposed to credit losses in the event of nonperformance by the counterparties to its derivative financial instrument contracts, its counterparties are established banks and financial institutions with high credit ratings. The Company has no reason to believe that such counterparties will not be able to fully satisfy their obligations under these contracts.

During the next twelve months, the Company expects to reclassify into earnings a net loss from accumulated other comprehensive loss of approximately $8.4 million after tax at the time the underlying hedge transactions are realized.

NOTE 9—CAPITAL STOCK

Class A Common Stock is entitled to cumulative dividends of one cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to a half-cent a share per year. Further distribution in any year must be made in proportion of one cent a share for Class A Common Stock to one and a half cents a share for Class B Common Stock. The Class A Common Stock has no voting rights unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. The Class B Common Stock has full voting rights. There is no cumulative voting for the election of directors.

The following table summarizes the Company's capital stock, without par value (shares of Class A and Class B Common Stock), and treasury shares at the specified dates:

Common Stock	Authorized Shares	Issued Shares	Outstanding Shares	Treasury Shares
October 31, 2009				
Class A	128,000,000	42,281,920	24,474,773	17,807,147
Class B	69,120,000	34,560,000	22,462,266	12,097,734
October 31, 2008				
Class A	128,000,000	42,281,920	24,081,998	18,199,922
Class B	69,120,000	34,560,000	22,562,266	11,997,734

NOTE 10—STOCK BASED COMPENSATION

In 2001, the Company adopted the 2001 Management Equity Incentive and Compensation Plan (the "2001 Plan"). The provisions of the 2001 Plan allow the awarding of incentive and nonqualified stock options and restricted and performance shares of Class A Common Stock to key employees. The maximum number of shares that may be issued each year is determined by a formula that takes into consideration the total number of shares outstanding and is also subject to certain limits. In addition, the maximum number of incentive stock options that will be issued under the 2001 Plan during its term is 5,000,000 shares.

Prior to 2001, the Company had adopted a Nonstatutory Stock Option Plan (the "2000 Plan") that provides the discretionary granting of nonstatutory options to key employees, and an Incentive Stock Option Plan (the "Option Plan") that provides the discretionary granting of incentive stock options to key employees and nonstatutory options for non-employees. The aggregate number of the Company's Class A Common Stock options that may be granted under the 2000 Plan and Option Plan may not exceed 400,000 shares and 2,000,000 shares, respectively.

Under the terms of the 2001 Plan, the 2000 Plan and the Option Plan, stock options may be granted at exercise prices equal to the market value of the common stock on the date options are granted and become fully vested two years after date of grant. Options expire 10 years after date of grant.

In 2005, the Company adopted the 2005 Outside Directors Equity Award Plan (the "2005 Directors Plan"), which provides the granting of stock options, restricted stock or stock appreciation rights to directors who are not employees of the Company. Prior to 2005, the Directors Stock Option Plan (the "Directors Plan") provided the granting of stock options to directors who are not employees of the Company. The aggregate number of the Company's Class A Common Stock options that may be granted may not exceed 200,000 shares under each of these plans. Under the terms of both plans, options are granted at exercise prices equal to the market value of the common stock on the date options are granted and become exercisable immediately. Options expire 10 years after date of grant.

No stock options were granted during 2009, 2008 or 2007.

Stock option activity for the years ended October 31 was as follows (Shares in thousands):

	2009		2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning balance	785	$16.01	1,072	$15.75	1,633	$15.62
Granted	—	—	—	—	—	—
Forfeited	1	13.10	2	11.50	2	12.71
Exercised	141	16.50	285	15.03	559	15.38
Ending balance	643	$15.91	785	$16.01	1,072	$15.75

The Company's results of operations for the fiscal years ended October 31, 2009 and October 31, 2008 include no share based compensation expense for stock options. The Company's results of operations for the fiscal year ended October 31, 2007 include $0.1 million of share based compensation expense for stock options (net of an insignificant tax effect).

As of October 31, 2009, outstanding stock options had exercise prices and contractual lives as follows (Shares in thousands):

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life
$5-$15	370	3
$15-$25	261	3
$25-$35	12	5

All outstanding options were exercisable at October 31, 2009, 2008 and 2007, respectively.

NOTE 11—INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, various U.S. state and local jurisdictions, and various foreign jurisdictions.

The provision for income taxes consists of the following (Dollars in thousands):

For the years ended October 31,	2009	2008	2007
Current			
Federal	$24,005	$34,369	$24,422
State and local	1,268	3,589	3,877
International	11,955	31,167	33,739
	37,228	69,125	62,038
Deferred			
Federal	2,969	(1,180)	(9,874)
State and local	3,976	(269)	(1,480)
International	(6,467)	5,934	2,860
	478	4,485	(8,494)
	$37,706	$73,610	$53,544

International income before income tax expense was $63.3 million, $213.7 million and $156.4 million in 2009, 2008, and 2007, respectively.

The following is a reconciliation of the provision for income taxes based on the federal statutory rate to the Company's effective income tax rate:

For the years ended October 31,	2009	2008	2007
United States federal tax rate	35.0%	35.0%	35.0%
International tax rates	(9.6)%	(8.6)%	(8.6)%
State and local taxes, net of federal tax benefit	2.2%	1.1%	0.9%
United States tax credits	(3.5)%	(0.9)%	0.0%
Other non-recurring items	(2.4)%	(3.0)%	(2.0)%
	21.7%	23.6%	25.3%

Significant components of the Company's deferred tax assets and liabilities at October 31 for the years indicated were as follows (Dollars in thousands):

	2009	2008
Deferred Tax Assets		
Net operating loss carryforwards	$ 150,234	$ 123,112
Minimum pension liabilities	45,360	19,926
Insurance operations	12,898	11,815
Incentives	11,345	10,637
Environmental reserves	9,322	10,666
State income tax	9,266	8,903
Postretirement	7,227	6,956
Other	6,928	4,149
Derivatives instruments	6,132	3,285
Interest	3,190	2,342
Allowance for doubtful accounts	3,093	2,532
Restructuring reserves	2,975	3,156
Deferred compensation	2,367	1,720
Foreign tax credits	1,806	1,936
Vacation accruals	1,345	1,721
Stock options	1,341	3,939
Severance	614	3,128
Workers compensation accruals	608	113
Inventories	—	3,535
Total Deferred Tax Assets	276,051	223,571
Valuation allowance	(94,408)	(85,633)
Net Deferred Tax Assets	181,643	137,938
Deferred Tax Liabilities		
Properties, plants and equipment	101,655	107,722
Goodwill and other intangible assets	79,410	53,853
Inventories	4,299	—
Timberland transactions	95,497	91,430
Pension	12,039	13,293
Total Deferred Tax Liabilities	(292,900)	(266,298)
Net Deferred Tax Asset (Liability)	$(111,257)	$(128,360)

At October 31, 2009, the Company had tax benefits from international net operating loss carryforwards of approximately $148.0 million and approximately $2.2 million of state net operating loss carryfowards. A majority of the international net operating losses will begin expiring in 2011. At October 31, 2009, valuation allowances of approximately $91.4 million have been provided against the tax benefits from international net operating loss carryforwards.

At October 31, 2009, the Company had undistributed earnings from certain non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Because these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. It is not practicable to determine the additional tax, if any, which would result from the remittance of these amounts.

On November 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes," FIN 48 is an interpretation of SFAS No. 109, "Accounting for Income Taxes," and clarifies the accounting for uncertainty in income tax positions (codified under ASC 740 "Income Taxes"). FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance regarding uncertain tax positions relating to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The recognition and measurement guidelines of FIN 48 was applied to all of the Company's material income tax positions as of the beginning of fiscal year 2008, resulting in an increase in the Company's tax liabilities of $7.0 million with a corresponding decrease to beginning retained earnings for the cumulative effect of the change in accounting principle.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
Balance at November 1	$51,715	$60,476
Increases in tax provisions for prior years	3,335	2,295
Decreases in tax provisions for prior years	(2,992)	(928)
Increases in tax positions for current years	2,951	378
Settlement with taxing authorities	—	(186)
Lapse in statute of limitations	(6,016)	(3,872)
Currency translation	(3,534)	(6,448)
Balance at October 31	$45,459	$51,715

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of October 31, 2009 and October 31, 2008, the Company had $10.5 million and $11.9 million, respectively, accrued for the payment of interest and penalties. For the year ended October 31, 2009, the Company recognized a benefit of $3.7 million related to interest and penalties in the consolidated statement of income, which was recorded as a reduction of income tax expense. For the year ended October 31, 2008, the Company recognized $1.3 million of interest and penalties in the consolidated statement of income, which was recorded as part of income tax expense.

The Company has estimated the reasonably possible expected net change in unrecognized tax benefits through October 31, 2010 based on lapses of the applicable statutes of limitations of unrecognized tax benefits. The estimated net decrease in unrecognized tax benefits for the next 12 months ranges from $2.2 million to $2.4 million. Actual results may differ materially from this estimate.

The Company paid income taxes of $58.9 million, $57.3 million, and $43.2 million in 2009, 2008, and 2007, respectively.

NOTE 12—RETIREMENT PLANS

In September 2006, the guidance was updated within SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans *(codified under ASC 715 "Compensation—Retirement Benefits")*. Under SFAS No. 158, employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of the net periodic benefit cost. The Company adopted the recognition and related disclosure provisions of this standard, prospectively, on October 31, 2007. Under SFAS No. 158, companies must change the plan measurement date to the end of the employer's fiscal year.

During 2009, the Company changed its measurement date from August 31 to October 31 for all of the Company's defined benefit plans. This was done using the re-measurement method. In accordance with the measurement date transition provisions of this standard, the Company has re-measured benefit obligations and plan assets as of the beginning of the fiscal year using economic assumptions updated as of October 31, 2008.

The Company has certain non-contributory defined benefit pension plans in the United States, Canada, Germany, the Netherlands, South Africa and the United Kingdom. The Company's Australian defined benefit pension plan was settled in

2008 (which resulted in a settlement loss of $3.4 million). The Company uses a measurement date of October 31 for fair value purposes and for the calculation of shares outstanding related to its pension plans. The salaried plans' benefits are based primarily on years of service and earnings. The hourly plans' benefits are based primarily upon years of service. The Company contributes an amount that is not less than the minimum funding or more than the maximum tax-deductible amount to these plans. The plans' assets consist of large cap, small cap and international equity securities, fixed income investments and the allowable number of shares of the Company's common stock, which was 247,504 Class A shares and 160,710 Class B shares at October 31, 2009 and 2008.

The components of net periodic pension cost include the following (Dollars in thousands):

For the years ended October 31,	2009	2008	2007
Service cost	$ 10,224	$ 11,932	$ 14,497
Interest cost	31,440	28,410	29,149
Expected return on plan assets	(35,875)	(33,460)	(32,941)
Amortization of prior service cost	1,005	811	1,211
Amortization of initial net asset	29	19	(618)
Recognized net actuarial (gain) loss	(1,209)	3,822	5,688
Curtailment, settlement and other	497	3,512	652
	$ 6,111	$ 15,046	$ 17,638

The significant weighted average assumptions used in determining benefit obligations and net periodic pension costs were as follows:

	2009	2008	2007
Discount rate	5.72%	6.66%	5.88%
Expected return on plan assets(1)	7.69%	7.56%	7.32%
Rate of compensation increase	3.25%	3.91%	3.71%

(1) To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This rate is gross of any investment or administrative expenses.

The following table sets forth the plans' change in benefit obligation, change in plan assets and amounts recognized in the consolidated financial statements (Dollars in thousands):

	October 31, 2009	August 31, 2008
Change in benefit obligation:		
Benefit obligation at beginning of year	$470,763	$546,060
Benefit obligation adjustments due to measurement date change and other	6,583	(2,039)
Service cost	10,224	11,932
Interest cost	31,440	28,410
Plan participant contributions	604	618
Amendments	—	1,384
Actuarial (gain) loss	36,085	(34,326)
Foreign currency effect	17,075	(46,822)
Benefits paid	(30,983)	(24,952)
Curtailment/settlement gain	—	(9,502)
Benefit obligation at end of year	$541,791	$470,763
Change in plan assets:		
Fair value of plan assets at beginning of year	$458,622	$528,529
Other adjustments	—	(1,580)
Settlement gain	—	(11,004)
Actual return on plan assets	(163)	(3,695)
Expenses paid	(856)	(700)
Plan participant contributions	604	618
Foreign currency effects	14,377	(52,331)
Employer contributions	20,445	22,291
Benefits paid	(29,180)	(23,506)
Fair value of plan assets at end of year	$463,849	$458,622

	October 31, 2009	August 31, 2008
Funded status	$ (77,942)	$(12,141)
Unrecognized net actuarial loss	130,065	48,067
Unrecognized prior service cost	5,169	6,345
Unrecognized initial net obligation	581	404
Additional contributions (September 1 to October 31)	—	4,538
Net amount recognized	$ 57,873	$ 47,213
Amounts recognized in the Consolidated Balance Sheets consist of:		
Prepaid benefit cost	$ 41,953	$ 40,621
Accrued benefit liability	(120,586)	(48,224)
Accumulated other comprehensive loss	136,506	54,816
Net amount recognized	$ 57,873	$ 47,213

Aggregated accumulated benefit obligations for all plans were $510.2 million and $440.1 million at October 31, 2009 and 2008, respectively. The $541.8 million projected benefit obligation consists of $284.7 million related to the United States pension and $257.1 million related to the non-United States pensions. The $463.8 million fair value of pension assets consists of $194.5 million related to the United States pension and $269.3 related to the non-United States pensions. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $323.3 million, $304.2 million and $202.7 million, respectively, as of October 31, 2009. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the international pension plans were $125.2 million, $119.6 million and $87.7 million, respectively, as of October 31, 2008.

Pension plan contributions totaled $15.9 million, $18.7 million, and $27.4 million during 2009, 2008 and 2007, respectively. Contributions during 2010 are expected to be approximately $17.1 million.

The Company's weighted average asset allocations at the measurement date and the target asset allocations by category are as follows:

Asset Category	2009 Actual	Target
Equity securities	60%	33%
Debt securities	32%	64%
Other	8%	3%
Total	100%	100%

The investment policy reflects the long-term nature of the plans' funding obligations. The assets are invested to provide the opportunity for both income and growth of principal. This objective is pursued as a long-term goal designed to provide required benefits for participants without undue risk. It is expected that this objective can be achieved through a well-diversified asset portfolio. All equity investments are made within the guidelines of quality, marketability and diversification mandated by the Employee Retirement Income Security Act and other relevant statutes. Investment managers are directed to maintain equity portfolios at a risk level approximately equivalent to that of the specific benchmark established for that portfolio.

Future benefit payments, which reflect expected future service, as appropriate, during the next five years, and in the aggregate for the five fiscal years thereafter, are as follows (Dollars in thousands):

Year	Expected Benefit Payments
2010	$ 27,554
2011	$ 29,332
2012	$ 31,429
2013	$ 33,210
2014	$ 33,300
2015-2019	$184,876

The Company has several voluntary 401(k) savings plans that cover eligible employees. For certain plans, the Company matches a percentage of each employee's contribution up to a maximum percentage of base salary. Company contributions to the 401(k) plans were $1.7 million in 2009, $3.3 million in 2008 and $2.2 million in 2007. For 2009 and in response to the current economic slowdown, contributions by the Company for employees accruing benefits in the 401(k) plans were suspended except for those participants not eligible to participate in the defined benefit pension plan or where contractually prohibited. New employees will continue to receive the Company contribution. For 2010, the Company will reinstitute an employer match program.

NOTE 13—POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

Under the SFAS No. 158 *(codified under ASC 715 "Compensation—Retirement Benefits")*, companies must change the plan measurement date to the end of the employer's fiscal year. During fiscal year 2009, the Company changed its measurement date from August 31 to October 31 for all of the Company's defined benefit plans. This was done using the re-measurement method. In accordance with the measurement date transition provisions of this standard, the Company has re-measured benefit obligations and plan assets as of the beginning of the fiscal year using economic assumptions updated as of October 31, 2008.

The Company has certain postretirement health and life insurance benefit plans in the United States and South Africa. The Company uses a measurement date of October 31 for its postretirement benefit plans.

In conjunction with a prior acquisition of the industrial containers business from Sonoco Products Company ("Sonoco") in 1998, the Company assumed an obligation to reimburse Sonoco for its actual costs incurred in providing postretirement health care benefits to certain employees. Contributions by the Company are limited to an aggregate annual payment of $1.4 million for eligible employees at the date of purchase. Further, the Company is responsible for the cost of certain union hourly employees who were not eligible at the date of closing. The Company intends to fund these benefits from its operations.

The components of net periodic cost for the postretirement benefits include the following (Dollars in thousands):

For the years ended October 31,	2009	2008	2007
Service cost	$ 21	$ 23	$ 46
Interest cost	1,896	1,880	2,141
Amortization of prior service cost	(1,308)	(1,234)	(1,336)
Recognized net actuarial loss (gain)	(195)	(5)	228
	$ 414	$ 664	$ 1,079

The following table sets forth the plans' change in benefit obligation, change in plan assets and amounts recognized in the consolidated financial statements (Dollars in thousands):

	October 31, 2009	August 31, 2008
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 24,762	$ 31,967
Benefit obligation adjustment due to measurement date change and other	288	—
Service cost	21	23
Interest cost	1,896	1,880
Plan participants' contributions	214	—
Actuarial loss	279	(5,069)
Foreign currency effect	884	(1,300)
Benefits paid	(2,948)	(2,739)
Benefit obligation at end of year	$ 25,396	$ 24,762
Funded status	$(25,405)	$(24,762)
Unrecognized net actuarial loss	(2,178)	(2,428)
Unrecognized prior service credit	(12,443)	(13,200)
Net amount recognized	$(40,026)	$(40,390)

The accumulated postretirement health and life insurance benefit obligation and fair value of plan assets for the international plan were $4.2 million and $0, respectively, as of October 31, 2009 compared to $2.9 million and $0, respectively, as of October 31, 2008.

The measurements assume a discount rate of 5.75% in the United States and 10.0% in South Africa. The health care cost trend rates on gross eligible charges are as follows:

	Medical
Current trend rate	8.6%
Ultimate trend rate	5.2%
Year ultimate trend rate reached	2017

A one-percentage point change in assumed health care cost trend rates would have the following effects (Dollars in thousands):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 115	$ (100)
Effect on postretirement benefit obligation	$1,276	$(1,111)

Future benefit payments, which reflect expected future service, as appropriate, during the next five years, and in the aggregate for the five fiscal years thereafter, are as follows (Dollars in thousands):

Year	Expected Benefit Payments
2010	$ 3,405
2011	$ 2,562
2012	$ 2,466
2013	$ 2,403
2014	$ 2,323
2015-2019	$10,344

NOTE 14—CONTINGENT LIABILITIES

Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company, including those pertaining to environmental, product liability and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies.

All lawsuits, claims and proceedings are considered by the Company in establishing reserves for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" *(codified under ASC 450 "Contingencies")*. In accordance with the provisions of this standard, the Company accrues for a litigation-related liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information known to the Company, the Company believes that its reserves for these litigation-related liabilities are reasonable and that the ultimate outcome of any pending matters is not likely to have a material adverse effect on the Company's financial position or results from operations.

The Company is also subject to risk of work stoppages and other labor relations matters because a significant number of the Company's employees are represented by unions. The Company has experienced work stoppages and strikes in the past, and there may be work stoppages and strikes in the future. Any prolonged work stoppage or strike at any one of the Company's principal manufacturing facilities could have a negative impact on our business, results of operations or financial condition.

The most significant contingencies of the Company relate to environmental liabilities. Following is additional information with respect to these matters.

At October 31, 2009 and 2008, the Company had recorded liabilities of $33.4 million and $37.2 million, respectively, for estimated environmental remediation costs. The liabilities were recorded on an undiscounted basis and are included in other long-term liabilities. At October 31, 2009 and 2008, the Company had recorded an environmental liability reserves of $17.9 million and $21.5 million, respectively, for its blending facility in Chicago, Illinois; $10.9 million and $9.3 million, respectively, for various European drum facilities acquired in November 2006; and $3.4 million and $3.3 million, respectively, related to our facility in Lier, Belgium. These reserves are principally based on environmental studies and cost estimates provided by third parties, but also take into account management estimates.

The Company had no recorded legal liabilities at October 31, 2009, and $3.1 million at October 31, 2008. The prior period liability represents asserted and unasserted litigation, claims and/or assessments at some of its manufacturing sites and other locations where it believes the outcome of such matters will be unfavorable to the Company. These environmental liabilities were not individually material. The Company only reserves for those unasserted claims that it believes are probable of being asserted at some time in the future. The liabilities recorded are based upon an evaluation of currently available facts with respect to each individual site, including the results of environmental studies and testing, and considering existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The Company initially provides for the estimated cost of environmental-related activities when costs can be reasonably estimated. If the best estimate of costs can only be identified as a range and no specific amount within that range can be determined more likely than any other amount within the range, the minimum of the range is accrued.

The estimated liabilities are reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of relevant costs. For sites that involve formal actions subject to joint and several liability, these actions have formal agreements in place to apportion the liability. The Company's potential future obligations for environmental contingencies related to facilities acquired in the 2001 Van Leer Industrial Packaging acquisition may, under certain circumstances, be reduced by insurance coverage and seller cost sharing provisions. In connection with that acquisition, the Company was issued a 10-year term insurance policy, which insures the Company against environmental contingencies unidentified at the acquisition date, subject to a $50.0 million aggregate self-insured retention. Liability for this first $50.0 million of unidentified environmental contingencies is shared 70% by the seller and 30% by the Company if such contingency is identified within 10 years following the acquisition date. The Company is liable for identified environmental contingencies at the acquisition date up to an aggregate $10.0 million, and thereafter the liability is shared 70% by the Company and 30% by the seller.

The Company anticipates that cash expenditures in future periods for remediation costs at identified sites will be made over an extended period of time. Given the inherent uncertainties in evaluating environmental exposures, actual costs may vary from those estimated at October 31, 2009. The Company's exposure to adverse developments with respect to any individual site is not expected to be material. Although environmental remediation could have a material effect on results of operations if a series of adverse developments occur in a particular quarter or fiscal year, the Company believes that the chance of a series of adverse developments occurring in the same quarter or fiscal year is remote. Future information and developments will require the Company to continually reassess the expected impact of these environmental matters.

NOTE 15—BUSINESS SEGMENT INFORMATION

The Company operates in three business segments: Industrial Packaging, Paper Packaging and Land Management.

Operations in the Industrial Packaging segment involve the production and sale of industrial packaging and related services. These products are manufactured and sold in over 45 countries throughout the world.

Operations in the Paper Packaging segment involve the production and sale of containerboard, both semi-chemical and recycled, corrugated sheets, corrugated containers and multiwall bags and related services. These products are manufactured and sold in North America.

Operations in the Land Management segment involve the management and sale of timber and special use properties from approximately 256,700 acres of timber properties in the southeastern United States. The Company also owns approximately 25,050 acres of timber properties in Canada, which are not actively managed at this time. In addition, the Company sells, from time to time, timberland and special use land, which consists of surplus land, higher and better use land, and development land.

The Company's reportable segments are strategic business units that offer different products. The accounting policies of the reportable segments are substantially the same as those described in the "Description of Business and Summary of Significant Accounting Policies."

The following segment information is presented for each of the three years in the period ended October 31, 2009, except as to information relating to assets which is at October 31, 2009 and 2008 (Dollars in thousands):

	2009	2008	2007
Net sales:			
Industrial Packaging	$2,266,890	$3,074,834	$2,662,949
Paper Packaging	504,687	696,902	653,734
Land Management	20,640	18,795	14,914
Total net sales	$2,792,217	$3,790,531	$3,331,597
Operating profit:			
Operating profit before restructuring charges and timberland disposals, net:			
Industrial Packaging	$ 231,724	$ 315,157	$ 229,361
Paper Packaging	58,731	77,420	67,725
Land Management	22,237	20,571	14,373
Total operating profit before restructuring charges and timberland disposals, net	312,692	413,148	311,459
Restructuring charges:			
Industrial Packaging	65,743	33,971	16,010
Paper Packaging	685	9,155	5,219
Land Management	163	76	—
Total restructuring charges	66,591	43,202	21,229
Restructuring-related inventory charges:			
Industrial Packaging	10,772	—	—
Paper Packaging	—	—	—
Timberland disposals, net			
Land Management	—	340	(648)
Operating profit:			
Industrial Packaging	155,209	281,186	213,351
Paper Packaging	58,046	68,265	62,506
Land Management	22,074	20,835	13,725
Total operating profit	$ 235,329	$ 370,286	$ 289,582

	2009	2008	2007
Assets:			
Industrial Packaging	$1,778,083	$1,831,010	
Paper Packaging	412,402	360,263	
Land Management	254,856	254,771	
Total segment	2,445,341	2,446,044	
Corporate and other	367,169	299,854	
Total assets	$2,812,510	$2,745,898	
Depreciation, depletion and amortization expense:			
Industrial Packaging	$ 73,212	$ 73,730	$ 69,035
Paper Packaging	26,311	28,309	28,751
Land Management	3,104	4,339	4,509
Total depreciation, depletion and amortization expense	$ 102,627	$ 106,378	$102,295
Additions to long-lived assets:			
Industrial Packaging	$ 89,900	$ 104,000	
Paper Packaging	18,100	30,900	
Land Management	1,000	2,500	
Total segment	109,000	137,400	
Corporate and other	16,671	8,177	
Total additions to long-lived assets	$ 125,671	$ 145,577	

The following geographic information is presented for each of the three years in the period ended October 31, 2009, except as to asset information that is at October 31, 2009 and 2008 (Dollars in thousands):

	2009	2008	2007
Net Sales			
North America	$1,530,438	$2,001,364	$1,830,024
EMEA	835,117	1,278,363	1,105,889
Other	426,662	510,804	395,684
Total net sales	$2,792,217	$3,790,531	$3,331,597

The following table presents total assets by geographic region (Dollars in thousands):

	2009	2008
Assets:		
North America	$1,815,421	$1,836,049
EMEA	601,841	625,807
Other	395,248	284,042
Total assets	$2,812,510	$2,745,898

NOTE 16—QUARTERLY FINANCIAL DATA (UNAUDITED)

The quarterly results of operations for 2009 and 2008 are shown below (Dollars in thousands, except per share amounts):

2009	January 31	April 30	July 31	October 31
Net sales	$ 666,260	$ 647,897	$ 717,567	$ 760,493
Gross profit	$ 100,555	$ 114,081	$ 142,549	$ 177,891
Net income(1)	$ 1,266	$ 12,142	$ 39,731	$ 79,294
Earnings per share				
Basic:				
Class A Common Stock	$ 0.03	$ 0.21	$ 0.68	$ 1.36
Class B Common Stock	$ 0.03	$ 0.31	$ 1.03	$ 2.05
Diluted:				
Class A Common Stock	$ 0.03	$ 0.21	$ 0.68	$ 1.35
Class B Common Stock	$ 0.03	$ 0.31	$ 1.03	$ 2.05
Earnings per share were calculated using the following number of shares:				
Basic:				
Class A Common Stock	24,130,385	24,352,826	24,386,195	24,445,491
Class B Common Stock	22,516,029	22,462,266	22,462,266	22,462,266
Diluted:				
Class A Common Stock	24,405,257	24,623,424	24,747,767	24,804,380
Class B Common Stock	22,516,029	22,462,266	22,462,266	22,462,266
Market price (Class A Common Stock):				
High	$ 40.36	$ 46.48	$ 53.52	$ 57.94
Low	$ 27.07	$ 25.65	$ 40.18	$ 47.24
Close	$ 30.26	$ 45.27	$ 51.33	$ 53.52
Market price (Class B Common Stock):				
High	$ 35.90	$ 42.75	$ 48.71	$ 53.45
Low	$ 22.13	$ 25.50	$ 37.00	$ 44.14
Close	$ 30.37	$ 42.25	$ 47.15	$ 48.20

(1)We recorded the following significant transactions during the fourth quarter of 2009: (i) $17.2 million pre-tax net gain on the sale of specific Industrial Packaging segment assets and facilities in North America, (ii) a pre-tax LIFO benefit of $9.4 million, (iii) $9.3 million in net gains from the sale of surplus and HBU timber properties, and (iv) restructuring charges of $8.8 million. Refer to Form 10-Q filings, as previously filed with the SEC, for prior quarter significant transactions or trends.

2008	January 31	April 30	July 31	October 31
Net sales	$ 849,729	$ 920,875	$ 1,038,103	$ 981,824
Gross profit	$ 148,324	$ 159,168	$ 192,860	$ 192,419
Net income	$ 60,687	$ 48,654	$ 64,590	$ 60,423
Earnings per share				
Basic:				
Class A Common Stock	$ 1.05	$ 0.84	$ 1.11	$ 1.04
Class B Common Stock	$ 1.56	$ 1.25	$ 1.67	$ 1.56
Diluted:				
Class A Common Stock	$ 1.03	$ 0.82	$ 1.10	$ 1.04
Class B Common Stock	$ 1.56	$ 1.25	$ 1.67	$ 1.56
Earnings per share were calculated using the following number of shares:				
Basic:				
Class A Common Stock	23,789,223	23,911,860	23,980,226	23,932,045
Class B Common Stock	22,942,913	22,882,611	22,733,619	22,797,825
Diluted:				
Class A Common Stock	24,348,872	24,447,449	24,476,560	24,378,605
Class B Common Stock	22,942,913	22,882,611	22,733,619	22,797,825
Market price (Class A Common Stock):				
High	$ 68.30	$ 71.67	$ 73.00	$ 73.45
Low	$ 53.19	$ 61.27	$ 55.42	$ 32.55
Close	$ 65.53	$ 64.60	$ 60.84	$ 40.58
Market price (Class B Common Stock):				
High	$ 64.05	$ 70.86	$ 67.50	$ 62.00
Low	$ 49.73	$ 55.40	$ 49.24	$ 27.16
Close	$ 61.04	$ 56.89	$ 54.02	$ 33.59

Shares of the Company's Class A Common Stock and Class B Common Stock are listed on the New York Stock Exchange where the symbols are GEF and GEF.B, respectively.

As of December 18, 2009, there were 443 stockholders of record of the Class A Common Stock and 115 stockholders of record of the Class B Common Stock.

NOTE 17—SUBSEQUENT EVENTS

As required, at the beginning of fiscal 2010, the Company adopted SFAS No. 141(R), "Business Combinations" *(codified under ASC 805 "Business Combinations")* which requires the Company to expense acquisition costs in the period they are incurred. Previously, these costs were capitalized as part of the purchase price of an acquisition. Under the new guidance, all costs previously accumulated to the consolidated balance sheet for acquisitions not consummated prior to October 31, 2009 were expensed on November 1, 2009. The amount recorded as an expense on November 1, 2009 was $6.1 million.

On November 13, 2009, the Company acquired Hannells Industrier AB ("Hannells"). Hannells, which sells steel drums, plastic drums and intermediate bulk containers produced at three manufacturing facilities located in Sweden, Norway, and Denmark, has approximately 240 employees.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors of
Greif, Inc.:

We have audited the accompanying consolidated balance sheets of Greif, Inc. and subsidiaries as of October 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended October 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Greif, Inc. and subsidiaries at October 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 11 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ***(codified under ASC 740, "Income Taxes")*** in 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Greif, Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 23, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Columbus, Ohio
December 23, 2009

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

With the participation of our principal executive officer and principal financial officer, our management has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this report:

- Information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission;
- Information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure; and
- Our disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Management's annual report on internal control over financial reporting required by Item 308(a) of Regulation S-K follows. The report of the independent registered public accounting firm required by Item 308(b) of Regulation S-K is found under the caption "Report of Independent Registered Public Accounting Firm" below.

The following report is provided by our management on our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act):

1. Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as such term is defined in Exchange Act Rule 13a-15(f).

2. Our management has used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably qualitative and quantitative measurements of our internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of our internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3. Management has assessed the effectiveness of our internal control over financial reporting at October 31, 2009, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in our internal control over financial reporting that have been identified by management.

4. This assessment excluded the internal control over financial reporting of a North American industrial packaging company acquired in February 2009, a second North American industrial packaging company acquired in February 2009, a third North American industrial packaging company acquired in June 2009, an Asian industrial packaging company acquired in July 2009, a South American industrial packaging company acquired in October 2009, and a 75% interest in a North American paper packaging company acquired in October 2009.

Based on our consolidated financial statements as of and for the year ended October 31, 2009, the total assets and net sales of each of these acquired companies, based on each of their financial statements, represented the following percentages of our consolidated total assets and net sales as of and for the year ended October 31, 2009: 0.2% and 0.3%, respectively, for the first North American industrial packaging company; 0.7% and 0.5%, respectively, for the second North American industrial packaging company; 0.2% and 0.1%, respectively, for the third North American industrial manufacturing company; 0.5% and 0.1%, respectively, for the Asian industrial manufacturing company; 0.2% and 0.1%, respectively, for the South American industrial manufacturing company; and 2.5% and 0.1%, respectively, for the 75% interest of a North American paper packaging company, of our consolidated financial statements as of and for the year ended October 31, 2009.

Our internal control over financial reporting as of October 31, 2009, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and
Board of Directors of
Greif, Inc.

We have audited Greif, Inc.'s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Greif, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Greif, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of two North American companies acquired in February 2009, a North American company acquired in June 2009, an Asian company acquired in July 2009, a South American company acquired in October 2009, and a 75 interest in a North American acquisition in October 2009, which are included in the 2009 Consolidated Financial Statements of Greif, Inc. and constituted total assets and net sales of 0.2% and 0.3%, respectively for the first North American company, 0.7% and 0.5% respectively for the second North American company, 0.2% and 0.1% respectively for the North American company, 0.5% and 0.1% respectively for the Asian company, and 0.2% and 0.1% respectively for the South American company and 2.5% and 0.1% respectively for the last 75% interest in a North American paper packaging company, of the Company 's consolidated financial statements as of and for the year ended October 31, 2009. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the acquired operations referred to above.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2009 consolidated financial statements and schedule of Greif, Inc. and our report dated December 23, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Columbus, Ohio
December 23, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors required by Items 401(a) and (d)-(f) of Regulation S-K will be found under the caption "Proposal Number 1—Election of Directors" in the 2010 Proxy Statement, which information is incorporated herein by reference. Information regarding our executive officers required by Items 401(b) and (d)-(f) of Regulation S-K will be contained under the caption "Executive Officers of the Company" in the 2010 Proxy Statement, which information is incorporated herein by reference.

We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this filing, the members of the Audit Committee were Vicki L. Avril, John F. Finn and Bruce A. Edwards. Ms. Avril is Chairperson of the Audit Committee. Our Board of Directors has determined that Ms. Avril is an "audit committee financial expert," as that term is defined in Item 401(h)(2) of Regulation S-K, and "independent," as that term is defined in Rule 10A-3 of the Exchange Act.

Information regarding the filing of reports of ownership under Section 16(a) of the Exchange Act by our officers and directors and persons owning more than 10% of a registered class of our equity securities required by Item 405 of Regulation S-K will be found under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2010 Proxy Statement, which information is incorporated herein by reference.

Information concerning the procedures by which stockholders may recommend nominees to our Board of Directors will be found under the caption "Corporate Governance—Nomination of Directors" in the 2010 Proxy Statement. There has been no material change to the nomination procedures we previously disclosed in the proxy statement for our 2009 annual meeting of stockholders.

Our Board of Directors has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions. This code of ethics is posted on our Internet Web site at www.greif.com under "Investor Center—Corporate Governance." Copies of this code of ethics are also available to any person, without charge, by making a written request to us. Requests should be directed to Greif, Inc., Attention: Corporate Secretary, 425 Winter Road, Delaware, Ohio 43015. Any amendment (other than any technical, administrative or other non-substantive amendment) to, or waiver from, a provision of this code will be posted on our Internet Web site described above within four business days following its occurrence.

ITEM 11. EXECUTIVE COMPENSATION

The 2010 Proxy Statement will contain information regarding the following matters: information regarding executive compensation required by Item 402 of Regulation S-K will be found under the caption "Compensation Discussion and Analysis"; information required by Item 407(e)(4) of Regulation S-K will be found under the caption "Compensation Committee Interlocks and Insider Participation"; information required by Item 407(e)(5) of Regulation S-K will be found under the caption "Compensation Committee Report." This information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management required by Item 403 of Regulation S-K will be found under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2010 Proxy Statement, which information is incorporated herein by reference.

Information regarding equity compensation plan information required by Item 201(d) of Regulation S-K will be found under the caption "Elements of Compensation" in the 2010 Proxy Statement, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions required by Item 404 of Regulation S-K will be found under the caption "Certain Relationships and Related Transactions" in the 2010 Proxy Statement, which information is incorporated herein by reference.

Information regarding the independence of our directors required by Item 407(a) of Regulation S-K will be found under the caption "Corporate Governance—Director Independence" in the 2010 Proxy Statement, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accounting fees and services required by Item 9(e) of Schedule 14A will be found under the caption "Independent Auditor Fee Information" in the 2010 Proxy Statement, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Form 10-K:

(1) Consolidated Financial Statements of Greif, Inc.:	Page
Consolidated Statements of Income for each of the three years in the period ended October 31, 2009	38
Consolidated Balance Sheets at October 31, 2009 and 2008	39
Consolidated Statements of Cash Flows for each of the three years in the period ended October 31, 2009	41
Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended October 31, 2009	42
Notes to Consolidated Financial Statements	43
Report of Independent Registered Public Accounting Firm	78

The individual financial statements of our company have been omitted since we are primarily an operating company and all subsidiaries included in the consolidated financial statements, in the aggregate, do not have minority equity interests and/or indebtedness to any person other than our company or our consolidated subsidiaries in amounts which exceed 5% of total consolidated assets at October 31, 2009.

(2) Financial Statement Schedule:	Page
Consolidated Valuation and Qualifying Accounts and Reserves (Schedule II)	85

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) Exhibits—See the Exhibit Index, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Greif, Inc.
(Registrant)

Date: December 23, 2009

By: /s/ MICHAEL J. GASSER
Michael J. Gasser
Chairman of the Board of Directors and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

/s/ MICHAEL J. GASSER
Michael J. Gasser
Chairman of the Board of Directors
and Chief Executive Officer
(principal executive officer)

/s/ DONALD S. HUML
Donald S. Huml
Executive Vice President
and Chief Financial Officer
(principal financial officer)

/s/ KENNETH B. ANDRE III
Kenneth B. Andre III
Vice President, Corporate Controller
(principal accounting officer)

PATRICK J. NORTON *
Patrick J. Norton
Member of the Board of Directors

VICKI L. AVRIL *
Vicki L. Avril
Member of the Board of Directors

JOHN F. FINN*
John F. Finn
Member of the Board of Directors

JOHN W. MCNAMARA *
John W. McNamara
Member of the Board of Directors

BRUCE A. EDWARDS *
Bruce A. Edwards
Member of the Board of Directors

DANIEL J. GUNSETT *
Daniel J. Gunsett
Member of the Board of Directors

JUDITH D. HOOK *
Judith D. Hook
Member of the Board of Directors

MARK A. EMKES*
Mark A. Emkes
Member of the Board of Directors

* The undersigned, Michael J. Gasser, by signing his name hereto, does hereby execute this Form 10-K on behalf of each of the above-named persons pursuant to powers of attorney duly executed by such persons and filed as an exhibit to this Form 10-K.

By: /s/ MICHAEL J. GASSER
Michael J. Gasser
Chairman of the Board of Directors
and Chief Executive Officer

Each of the above signatures is affixed as of December 23, 2009.

SCHEDULE II

GREIF, INC. AND SUBSIDIARY COMPANIES

Consolidated Valuation and Qualifying Accounts and Reserves (Dollars in millions)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended October 31, 2007:					
Allowance for doubtful accounts	$ 8.6	$1.6	$ 3.2	$(0.9)	$12.5
Environmental reserves	$14.9	$0.1	$28.0	$(2.4)	$40.6
Year ended October 31, 2008:					
Allowance for doubtful accounts	$12.5	$2.8	$ (3.0)	$ 1.2	$13.5
Environmental reserves	$40.6	$0.4	$ (3.2)	$(0.6)	$37.2
Year ended October 31, 2009:					
Allowance for doubtful accounts	$13.5	$2.3	$ (3.9)	$ 0.6	$12.5
Environmental reserves	$37.2	$1.1	$ (3.4)	$(1.5)	$33.4

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
3(a)	Amended and Restated Certificate of Incorporation of Greif, Inc.	Annual Report on Form 10-K for the fiscal year ended October 31, 1997, File No. 001-00566 (see Exhibit 3(a) therein).
3(b)	Amendment to Amended and Restated Certificate of Incorporation of Greif, Inc.	Definitive Proxy Statement on Form 14A dated January 27, 2003, File No. 001-00566 (see Exhibit A therein).
3(c)	Amendment to Amended and Restated Certificate of Incorporation of Greif, Inc.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 3.1 therein).
3(d)	Second Amended and Restated By-Laws of Greif, Inc.	Current Report on Form 8-K dated August 29, 2008, File No. 001-00566 (see Exhibit 99.2 therein)
4(a)	Indenture dated as of February 9, 2007, among Greif, Inc., as Issuer, and U.S. Bank National Association, as Trustee, regarding 6¾% Senior Notes due 2017	Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2007, File No. 001-00566 (see Exhibit 4.2 therein).
4(b)	Indenture dated as of July 28, 2009, among Greif, Inc., as Issuer, and U.S. Bank National Association, as Trustee, regarding 7¾% Senior Notes due 2019	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2009, File No. 001-00566 (see Exhibit 4(b) therein).
10(a)*	Greif, Inc. Directors' Stock Option Plan.	Registration Statement on Form S-8, File No. 333-26977 (see Exhibit 4(b) therein).
10(b)*	Greif, Inc. Incentive Stock Option Plan, as Amended and Restated.	Annual Report on Form 10-K for the fiscal year ended October 31, 1997, File No. 001-00566 (see Exhibit 10(b) therein).
10(c)*	Greif, Inc. Amended and Restated Directors' Deferred Compensation Plan.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006, File No. 001-00566 (see Exhibit 10.2 therein).
10(d)*	Employment Agreement between Michael J. Gasser and Greif, Inc.	Annual Report on Form 10-K for the fiscal year ended October 31, 1998, File No. 001-00566 (see Exhibit 10(d) therein).
10(e)*	Supplemental Retirement Benefit Agreement.	Annual Report on Form 10-K for the fiscal year ended October 31, 1999, File No. 001-00566 (see Exhibit 10(i) therein).
10(f)*	Second Amended and Restated Supplemental Executive Retirement Plan.	Annual Report on Form 10-K for fiscal year ended October 31, 2007, File No. 001-00566 (see Exhibit 10(f) therein).
10(g)	Share Purchase Agreement, dated October 27, 2000, as amended on January 5, 2001 and February 28, 2001, between Hühtamaki Van Leer Oyj, as the seller and Greif, Inc. as the buyer.	Current report on Form 8-K dated March 15, 2001, File No. 001-00566 (see Exhibit 2 therein).
10(h)*	Greif, Inc. Amended and Restated Long-Term Incentive Plan.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006, File No. 001-00566 (see Exhibit 10.1 therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
10(i)*	Greif, Inc. Performance-Based Incentive Compensation Plan.	Definitive Proxy Statement on Form 14A dated January 25, 2002, File No. 001-00566 (see Exhibit B therein).
10(j)*	Greif, Inc. 2001 Management Equity Incentive and Compensation Plan.	Definitive Proxy Statement on Form DEF 14A dated January 26, 2001, File No. 001-00566 (see Exhibit A therein).
10(k)*	Greif, Inc. 2000 Nonstatutory Stock Option Plan.	Registration Statement on Form S-8, File No. 333-61058 (see Exhibit 4(c) therein).
10(l)*	2005 Outside Directors Equity Award Plan	Definitive Proxy Statement on Form DEF 14A, File No. 001-00566, filed with the Securities and Exchange Commission on January 21, 2005 (see Exhibit A therein).
10(m)*	Form of Stock Option Award Agreement for the 2005 Outside Directors Equity Award Plan of Greif, Inc.	Registration Statement on Form S-8, File No. 333-123133 (see Exhibit 4(c) therein).
10(n)*	Form of Restricted Share Award Agreement for the 2005 Outside Directors Equity Award Plan of Greif, Inc.	Registration Statement on Form S-8, File No. 333-123133 (see Exhibit 4(d) therein).
10(o)*	Greif, Inc. Nonqualified Deferred Compensation Plan	Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008, File No. 001-00566 (see Exhibit 10.CC therein).
10(p)	Credit Agreement dated as of February 19, 2009, among Greif, Inc. and Greif International Holding B.V., as borrowers, a syndicate of financial institutions, as lenders, Bank of America, N.A., as administrative agent, L/C issuer and swing line lender, Banc of America Securities LLC and J.P. Morgan Securities Inc., as joint lead arrangers and joint book managers, JPMorgan Chase Bank, N.A., as syndication agent, and KeyBank, National Association and U.S. Bank, National Association, as co-documentation agents.	Current Report on Form 8-K dated February 24, 2009, File No. 001-00566 (see Exhibit 99.2 therein).
10(q)	First Amendment to Credit Agreement dated as of July 21, 2009, among Greif, Inc. and Greif International Holdings B.V., as Borrowers, various lending institutions, as Lenders, and Bank of America, National Association, as Administrative Agent	Registration Statement on Form S-4, File No. 333-162011 (see Exhibit 10(p) therein).
10(r)	Receivables Purchase Agreement, dated October 31, 2003, by and among Greif Receivables Funding LLC (as seller), Greif, Inc. (as originator and servicer), Greif Containers Inc., (as originator), Scaldis Capital LLC (as purchaser) and Fortis Bank S.A./N.V. (as administrative agent).	Annual Report on Form 10-K for the fiscal year ended October 31, 2003, File No. 001-00566 (see Exhibit 10(m) therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
10(s)	Amended and Restated Receivables Purchase Agreement dated as of April 30, 2007, among Greif Coordination Center BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Seller, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.1 therein).
10(t)	Receivables Purchase Agreement dated as of October 28, 2005, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.2 therein).
10(u)	Amendment to Receivables Purchase Agreement dated as of June 29, 2006, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.3 therein).
10(v)	Amendment to Receivables Purchase Agreement dated as of October 27, 2006, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.4 therein).
10(w)	Amendment to Receivables Purchase Agreement dated as of April 30, 2007, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2007, File No. 001-00566 (see Exhibit 10.5 therein).
10(x)	Amendment to Receivables Purchase Agreement dated as of November 15, 2007, among Greif Italia S.p.A. (an indirect wholly owned subsidiary of Greif, Inc.), as Seller and Servicer, Greif Belgium BVBA (an indirect wholly owned subsidiary of Greif, Inc.), as Master Servicer, and ING Belgium S.A., as Purchaser and Transaction Administrator.	Annual Report on Form 10-K for fiscal year ended October 31, 2007, File No. 001-00566 (see Exhibit 10(y) therein).
10(y)	Sale and Contribution Agreement, dates as of October 31, 2003, by and among Greif, Inc., Greif Containers Inc., Great Lakes Corrugated Corp. (collectively as sellers) and Greif Receivables Funding LLC (as purchaser).	Annual Report on Form 10-K for the fiscal year ended October 31, 2003, File No. 001-00566 (see Exhibit 10(n) therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
10(z)	Amendment No. 2 dated October 24, 2007 for the Sale and Contribution Agreement, dates as of October 31, 2003, by and among Greif, Inc., Greif Containers Inc., Great Lakes Corrugated Corp. (collectively as sellers) and Greif Receivables Funding LLC (as purchaser).	Annual Report on Form 10-K for fiscal year ended October 31, 2007, File No. 001-00566 (see Exhibit 10(aa) therein).
10(aa)	Share and Assets Sale Agreement dated October 25, 2006, between Blagden Packaging Nederland B.V., Blagden Packaging Rumbeke NV, Blagden Packaging Michelin NV, Blagden Packaging Swollen B.V. and Vanloon Consulting Services B.V., as Vendors, and Greif Belgium BVBA, Greif Bros. Canada Inc., Greif France Holdings S.A.S, Greif International Holding B.V., Greif Nederland B.V. and Paauw Holdings, B.V., as Purchasers, relating to the acquisition of shares and assets constituting the new steel drum and other packaging business of the Blagden Group.	Current Report on Form 8-K dated December 1, 2006, File No. 001-00566 (see Exhibit 10.1 therein).
10(bb)	Transfer and Administration Agreement dated as of December 8, 2008, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America, National Association, as Agent, a Managing Agent, an Administrator and a Committed Investor.	Current Report on Form 8-K dated December 12, 2008, File No. 001-00566 (see Exhibit 99.1 therein).
10(cc)	First Amendment to Transfer and Administration Agreement dated as of September 11, 2009, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America, National Association, as Agent, Managing Partner, an Administrator and a Committed Investor	Registration Statement on Form S-4, File No. 333-162011 (see Exhibit 10(cc) therein).
10(dd)	Second Amendment to Transfer and Administration Agreement dated as of December 7, 2009, by and among Greif Receivables Funding LLC, Greif Packaging LLC, YC SUSI Trust, as Conduit Investor and Uncommitted Investor, and Bank of America, National Association, as Agent, Managing Partner, an Administrator and a Committed Investor	Contained herein.
21	Subsidiaries of the Registrant.	Contained herein.
23	Consent of Ernst & Young LLP.	Contained herein.
24(a)	Powers of Attorney for Michael J. Gasser and Daniel J. Gunsett.	Annual Report on Form 10-K for the fiscal year ended October 31, 1997, File No. 001-00566 (see Exhibit 24(a) therein).
24(b)	Powers of Attorney for Judith D. Hook and Patrick J. Norton.	Annual Report on Form 10-K for the fiscal year ended October 31, 2003, File No. 001-00566 (see Exhibit 24(c) therein).

Exhibit No.	Description of Exhibit	If Incorporated by Reference, Document with which Exhibit was Previously Filed with SEC
24(c)	Power of Attorney for Vicki L. Avril.	Annual Report on Form 10-K for the fiscal year ended October 31, 2004, File No. 001-00566 (see Exhibit 24(c) therein).
24(d)	Power of Attorney for Bruce A. Edwards.	Annual Report on Form 10-K for the fiscal year ended October 31, 2006, File No. 001-00566 (see Exhibit 24(d) therein).
24(e)	Powers of Attorney for John F. Finn and Mark A. Emkes.	Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008, File No. 001-00566 (see Exhibit 24.E therein).
24(f)	Power of Attorney for John W. McNamara	Included herein.
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.	Contained herein.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.	Contained herein.
32.1	Certification of Chief Executive Officer required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.	Contained herein.
32.2	Certification of Chief Financial Officer required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.	Contained herein.

* Executive compensation plans and arrangements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

EXHIBIT 21

SIGNIFICANT SUBSIDIARIES OF REGISTRANT

Per item 601(b)(21)(ii) of Regulation S-K, names of particular subsidiaries may be omitted if the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of October 31, 2009. Significant subsidiaries are defined in Rule 1-02(w) of Regulation S-X.

Name of Subsidiary	Incorporated or Organized Under Laws of
United States:	
American Flange & Manufacturing Co. Inc.	Delaware
Recorr Realty Corp.	Delaware
Greif Packaging LLC	Delaware
Greif Receivables Funding LLC	Delaware
Soterra LLC	Delaware
Greif USA LLC	Delaware
STA Timber LLC	Delaware
Greif Packaging and Supply Chain LLC	Delaware
Olympic Oil, Ltd.	Illinois
Trilla Steel Drum Corporation	Illinois
Trilla-St. Louis Corporation	Illinois
Delta Petroleum Company Inc.	Louisiana
Greif U.S. Holdings, Inc.	Nevada
Box Board Products	North Carolina
Southline Metal Products Company	Texas
International:	
Greif Algeria Spa (66%)	Algeria
Greif Argentina S.A.	Argentina
Greif Coordination Center BVBA	Belgium
Greif Packaging Belgium NV (99%)	Belgium
Greif Insurance Company Limited	Bermuda
Greif Embalagens Industriais do Brasil Ltda	Brazil
Cimplast Embalagens Importacao, Exportacao E. Comercio S.A.	Brazil
Greif Bros. Canada Inc.	Canada
Vulsay Industries Ltd.	Canada
Greif (Shanghai) Packaging Co. Ltd.	China
Greif (Ningbo) Packaging Co., Ltd.	China
Greif (Taicang) Packaging Co Ltd	China
Greif Packaging (Huizhou) Co. Ltd.	China
Greif-Trisure (Shanghai) New Packaging Containers Co., Ltd.	China
Greif China Holding Co. Ltd. (Hong Kong)	China
Greif Costa Rica S.A.	Costa Rica
Greif Czech Republic a.s.	Czech Republic
Greif France Holdings SAS	France
Greif Packaging France Investments SAS	France
Greif France SAS	France
Greif Germany GmbH	Germany
Greif Hungary Kft	Hungary

Name of Subsidiary	Incorporated or Organized Under Laws of
Greif Ireland Packaging Ltd.	Ireland
Greif Italia SpA	Italy
Greif Malaysia Sdn Bhd	Malaysia
Servicios Corporativos Van Leer, S.A. de C.V.	Mexico
Paauw Holdings BV	Netherlands
Greif Nederland B.V.	Netherlands
Greif Brazil Holding B.V.	Netherlands
Greif International Holding BV	Netherlands
Greif Portugal, Lda.	Portugal
Greif Perm LLC	Russia
Greif Volga-Don LLC	Russia
Greif Vologda LLC	Russia
Blagden Packaging Singapore Pte.Ltd.	Singapore
Greif Singapore Pte Ltd	Singapore
Greif South Africa Pty Ltd	South Africa
Greif Spain Holdings, SL	Spain
Greif Packaging Spain SA	Spain
Greif Investments S.A.	Spain
Greif Packaging Spain Holdings SL	Spain
Greif Sweden AB	Sweden
Greif Sweden Holding AB	Sweden
Greif UK Holding Ltd.	United Kingdom
Greif UK Ltd.	United Kingdom
Greif Venezuela, C.A.	Venezuela

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-26767) pertaining to the Greif, Inc. 1996 Directors Stock Option Plan

(2) Registration Statement (Form S-8 No. 333-26977) pertaining to the Greif, Inc. Incentive Stock Option Plan

(3) Registration Statement (Form S-8 No. 333-35048) pertaining to the Greif 401(k) Retirement Plan

(4) Registration Statement (Form S-8 No. 333-61058) pertaining to the Greif, Inc. 2000 Nonstatutory Stock Option Plan

(5) Registration Statement (Form S-8 No. 333-61068) pertaining to the Greif, Inc. 2001 Management Equity Incentive and Compensation Plan

(6) Registration Statement (Form S-8 No. 333-123133) pertaining to the Greif, Inc. 2005 Outside Directors Equity Award Plan

(7) Registration Statement (Form S-4 No. 333-142203) 6¾ percent Senior Notes due 2017

(8) Registration Statement (Form S-8 No. 333-151475) pertaining to Greif, Inc. Amended and Restated Long-Term Incentive Plan

(9) Registration Statement (Form S-4 No. 333-162011) 7¾ percent Senior Notes due 2019

of our reports dated December 23, 2009, with respect to the consolidated financial statements and schedule of Greif, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Greif, Inc. included in this Annual Report (Form 10-K) for the fiscal year ended October 31, 2009.

/s/ Ernst & Young LLP

Columbus, Ohio
December 23, 2009

EXHIBIT 31.1

CERTIFICATION

I, Michael J. Gasser, certify that:

1. I have reviewed this Annual Report on Form 10-K of Greif, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 23, 2009

/s/ Michael J. Gasser

Michael J. Gasser, Chairman and
Chief Executive Officer (principal executive officer)

EXHIBIT 31.2

CERTIFICATION

I, Donald S. Huml, certify that:

1. I have reviewed this Annual Report on Form 10-K of Greif, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 23, 2009

/s/ Donald S. Huml

Donald S. Huml, Executive Vice President and
Chief Financial Officer (principal financial officer)

EXHIBIT 32.1

CERTIFICATION REQUIRED BY RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934 AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE

In connection with the Annual Report of Greif, Inc. (the "Company") on Form 10-K for the annual period ended October 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael J. Gasser, the chief executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 23, 2009

/s/ Michael J. Gasser

Michael J. Gasser, Chairman and
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Greif, Inc. and will be retained by Greif, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION REQUIRED BY RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934 AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE

In connection with the Annual Report of Greif, Inc. (the "Company") on Form 10-K for the annual period ended October 31, 2009, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Donald S. Huml, the chief financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 23, 2009

/s/ Donald S. Huml

Donald S. Huml, Executive Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Greif, Inc. and will be retained by Greif, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE INFORMATION



BOARD OF DIRECTORS

OFFICE OF THE CHAIR

Michael J. Gasser
Chairman of the Board and Chief Executive Officer

Donald S. Huml
Executive Vice President and Chief Financial Officer

David B. Fischer
President and Chief Operating Officer

Ronald L. Brown
Senior Vice President, Strategic Projects

Karen P. Lane
Senior Vice President, People Services and Talent Development

Gary R. Martz
Senior Vice President, General Counsel and Secretary, and President, Soterra LLC

Michael C. Patton
Senior Vice President, Global Sourcing & Supply Chain and Divisional President, Industrial Packaging North America

Ivan Signorelli
Senior Vice President and Divisional President, Industrial Packaging & Services – Europe, Middle East and Africa

SHAREHOLDER INFORMATION

Corporate Headquarters

Greif, Inc.
425 Winter Road
Delaware, Ohio 43015
740-549-6000
www.greif.com

Stock Exchange Listing

The Company's Class A Common Stock and Class B Common Stock are traded on the New York Stock Exchange where the symbols are GEF and GEF.B, respectively.

Stock Transfer Agents

Class A Common Stock:
Computershare Investor Services, LLC
Shareholder Services
250 Royall Street
Canton, MA 02021
(781) 575-2000

Class B Common Stock:
Greif, Inc.
Delaware, Ohio
(740) 549-6000

Independent Accountants

Ernst & Young LLP
Columbus, Ohio

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please see "Important Information Regarding Forward-Looking Statements" preceding Part I of the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2009, which is included in this Annual Report.

Greif, Inc.
425 Winter Road
Delaware, Ohio 43015
www.greif.com